

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

Россия, 350000, г.Краснодар, ул.Карасунская, 66
тел. (8612) 53-20-56
телетайп 211407 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет ____________
БИК ____________
Кор. счет ____________
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037

от 27.03.03 № 04/8-262

на № ________ от ________



03050041

82-4721

SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA


SEC MAIL PROCESSING
RECEIVED
MAR 31 2003
WASH, D.C. 155 SECTION

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for "Southern Telecommunications Company" PJSC by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you:

1. Quarterly report of the securities' issuer for the fourth quarter of the year 2002.
2. Informational reports on the essential facts affecting the issuer's economic and financial activity (9 reports).
3. Notice on the state registration of the reports on the results of securities' issues.

Yours faithfully,

A. Litvinov,
Deputy General Director

file № 82-4721


SEC MAIL
RECEIVED
PROCESSING
MAR 3 1 2003
WASH. D.C.

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Notice of state registration of the reports on the results of securities' issues

Full registered name of the Issuer: Public Joint Stock Company "Southern Telecommunications Company".

Pursuant to the Decree № 1751/p of FKCB (Federal Commission on Securities Market) of Russia of 20 December 2002 state registration of the reports on the results of the issues of the securities, distributed through stock-for-stock exchanges of the outstanding securities of merged telecom companies of the Southern Federal District into the newly-issued securities of "Southern Telecommunications Company" PJSC, was made in relation to:

1. Common registered book-entry shares with par value of 0.33 ruble. Total volume of the issue is 148 513 485 shares valued at 49 009 450.05 rubles. Registration number of the issue is 1-05-00062-A.
2. Preferred registered book-entry shares of A-type with par value of 0.33 ruble. Total volume of the issue is 49 503 645 shares valued at 16 336 202.85 rubles. Registration number of the issue is 2-05-00062-A.
3. Common registered book-entry shares with par value of 0.33 ruble. Total volume of the issue is 502 266 342 shares valued at 165 747 892.86 rubles. Registration number of the issue is 1-06-00062-A.
4. Preferred registered book-entry shares of A-type with par value of 0.33 ruble. Total volume of the issue is 167 422 099 shares valued at 55 249 292.67 rubles. Registration number of the issue is 2-06-00062-A.
5. Common registered book-entry shares with par value of 0.33 ruble. Total volume of the issue is 61 416 990 shares valued at 20 267 606.7 rubles. Registration number of the issue is 1-07-00062-A.
6. Preferred registered book-entry shares of A type with par value of 0.33 ruble. Total volume of the issue is 20 471 554 shares valued at 6 755 612.82 rubles. Registration number of the issue is 2-07-00062-A.
7. Common registered book-entry shares with par value of 0.33 ruble. Total volume of the issue is 21 114 547 shares valued at 6 967 800.51 rubles. Registration number of the issue is 1-08-00062-A.
8. Preferred registered book-entry shares of A-type with par value of 0.33 ruble. Total volume of the issue is 7 038 243 shares valued at 2 322 620.19 rubles. Registration number of the issue is 2-08-00062-A.
9. Common registered book-entry shares with par value of 0.33 ruble. Total volume of the issue is 14 714 885 shares valued at 4 855 912.05 rubles. Registration number of the issue is 1-09-00062-A.
10. Preferred registered book-entry shares of A-type with par value of 0.33 ruble. Total volume of the issue is 4 904 976 shares valued at 1 618 642.08 rubles. Registration number of the issue is 2-09-00062-A.
11. Common registered book-entry shares with par value of 0.33 ruble. Total volume of the issue is 642 567 217 shares valued at 212 047 181.61 rubles. Registration number of the issue is 1-10-00062-A.
12. Preferred registered book-entry shares of A-type with par value of 0.33 ruble. Total volume of the issue is 214 189 311 shares valued at 70 682 472.63 rubles. Registration number of the issue is 2-10-00062-A.
13. Common registered book-entry shares with par value of 0.33 ruble. Total volume of the issue is 123 680 792 shares valued at 40 814 661.36 rubles. Registration number of the issue is 1-11-00062-A.

The translation is correct
A. A. Litvinov



14. Preferred registered book-entry shares of A-type with par value of 0.33 ruble. Total volume of the issue is 41 219 624 shares valued at 13 602 475.92 rubles. Registration number of the issue is 2-11-00062-A.
15. Common registered book-entry shares with par value of 0.33 ruble. Total volume of the issue is 251 943 205 shares valued at 8 314 257.65 rubles. Registration number of the issue is 1-12-00062-A.
16. Preferred registered book-entry shares of A-type with par value of 0.33 ruble. Total volume of the issue is 83 981 261 shares valued at 27 713 816.13 rubles. Registration number of the issue is 2-12-00062-A.
17. Common registered book-entry shares with par value of 0.33 ruble. Total volume of the issue is 44 026 676 shares valued at 14 528 803.08 rubles. Registration number of the issue is 1-13-00062-A.

Pursuant to the Decree № 1749/p of FKCB (Federal Commission on Securities Market) of Russia of 20 December 2002 state registration of the reports on the results of the issues of the securities, distributed through stock-for-stock exchanges of the outstanding securities of merged telecom companies of the Southern Federal District into the newly-issued securities of "Southern Telecommunications Company" PJSC, was made in relation to:

1. Registered book-entry interest-bearing bonds of K-1 series with par value of 500 rubles. Total volume of the issue is 500 bonds valued at 250 000 rubles. Registration number of the issue is 4-01-00062-A.
2. Registered book-entry interest-bearing bonds of K-2 series with par value of 500 rubles. Total volume of the issue is 500 bonds valued at 250 000 rubles. Registration number of the issue is 4-02-00062-A.
3. Registered book-entry interest-bearing bonds of C-1 series with par value of 2 500 rubles. Total volume of the issue is 3 566 bonds valued at 8 915 000 rubles. Registration number of the issue is 4-03-00062-A.
4. Registered book-entry interest-bearing bonds of C-2 series with par value of 300 rubles. Total volume of the issue is 6 bonds valued at 1 800 rubles. Registration number of the issue is 4-04-00062-A.

One can familiarize himself with the reports on the results of the issues of the securities at: room 208, 66, Karasunskaya Street, Krasnodar; phone: (8612) 531-969.

Deputy Director General A.A. Litvinov

File № 82-4721

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
INN 2308025192

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: *66,Karasunskaya St., Krasnodar*
The issuer's code: *00062-A*

Date of the occurrence of the fact (event, action): *21.01.2003*
Code of the fact (event, action): *1200062A21012003*

Type of General Shareholders' Meeting - Extraordinary
Form of the Extraordinary General Shareholders' Meeting – in praesentio (joint personal presence)
Date: 21 January 2003
Venue: 44, Krasnaya Str., Krasnodar

By the record day of shareholders entitled to take part in the Extraordinary General Shareholders' Meeting (21 November 2002) the Company distributed 2 960 512 964 ordinary shares. The Company did not acquire any shares.
Total number of the Company's distributed voting shares except for those acquired (repurchased) by the Company constitutes 2 960 512 964 shares.
As at 11:00 Moscow time shareholders and their proxies owning in the aggregate 2 170 612 002 votes were registered including:

1) *10 995 593 votes owned by the members of the Board of Directors or persons holding positions in the Company's governing bodies;*
2) *2 170 612 002 votes (or 73.319 percent of the total number of the Company's registered voting shares) owned by shareholders entitled to vote on the agenda items № 1, №2, №4, №5, №6, №7, №8, except for those acquired (repurchased) by the Company;*
3) *2 159 616 409 votes (or 72.94 percent of the total number of the Company's registered voting shares) owned by shareholders entitled to vote on the agenda item № 3(Election of the members of the Auditing Commission) except for those acquired (repurchased) by the Company or those owned by the members of the Board of Directors or persons holding positions in the Company's governing bodies.*

Thus, the Extraordinary General Shareholders' Meeting of "Southern Telecommunications Company" PJSC has a quorum for adopting resolutions on all the agenda items.

Items put to vote:

1. *Pre-term termination of powers of General Director, appointment of the Company's General Director and determination of his term of office.*
2. *Pre-term termination of powers of "UTK" PJSC Board of Directors' members and election of "UTK" PJSC Board of Directors' members.*
3. *Pre-term termination of powers of "UTK" PJSC Auditing Commission's members and election of "UTK" PJSC Auditing Commission's members.*
4. *Approval of the new version of the Company's Charter.*
5. *Approval of the new version of Regulations on the procedure for conducting a General Shareholders' Meeting.*
6. *Approval of the new version of the Statute of the Company's Board of Directors.*
7. *Approval of the new version of the Statute of the Company's Management Board.*



The translation
A.A. Litvinov

8. *Determination of the size of remuneration to be paid to the members of the Company's Board of Directors.*

Voting results.

On the first item:

Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:	*2 960 512 964 votes*
Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:	*2 170 612 002 votes*
including:	
those having taken part in the voting	*2 165 686 203 votes*
those votes in the voting papers declared invalid, in the aggregate	*360 359 votes*
"IN FAVOR":	*2 117 111 364 votes (97.540%)*
"AGAINST":	*41 492 votes (0.0019%)*
"ABSTAINED FROM VOTING":	*48 172 988 votes (2.2200%)*

On the second item:

1. *Pre-term termination of powers of "UTK" PJSC Board of Directors' members and election of "UTK" PJSC Board of Directors' members:*

Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:	*2 960 512 964 votes*
Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:	*2 170 612 002 votes*
including:	
those having taken part in the voting	*2 166 118 799 votes*
those votes in the voting papers declared invalid, in the aggregate	*24 452 546 votes*
"IN FAVOR":	*2 107 298 289 votes (97.0800%)*
"AGAINST":	*16 667 votes (0.0008%)*
"ABSTAINED FROM VOTING":	*34 351 287 votes (1.5800%)*

2. *To elect the following members of the Board of Directors of the Company:*

Name of the candidate	*Number of votes cast in favor of each candidate*
1) Avdiyants Stanislav Petrosovich	*1 817 421 188*
2) Belov Vadim Yevgenyevich	*1 928 890 951*
3) Vasilyev Mikhail Borisovich	*2 430 932 587*
4) Gorbachev Vladimir Lukich	*4 432 126 372*
5) Devyatkina Lyudmila Ivanovna	*19 236 194*
6) Dudchenko Vladimir Vladimirovich	*1 668 292 993*
7) Kovalenko Gennadiy Ivanovich	*524 261 505*
8) Merzlenko Alexander Leonidovich	*2 043 163 806*
9) Romskiy Georgy Alexeevich	*1 819 031 929*
10) Panchenko Stanislav Nikolaevich	*1 918 764 991*
11) Ukhina Irina Petrovna	*1 728 527 471*
12) Filimonova Galina Arsentjevna	*1 707 585 606*
13) Shchepilov Andrey Anatoljevich	*1 606 905 064*

Against all the candidates	*136 444*
Abstained from voting on all the candidates	*871 123*

On the third item:

1. Pre-term termination of powers of "UTK" PJSC Auditing Commission:

Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:	***2 960 512 964 votes***
Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:	***2 170 612 002 votes***
including:	
those having taken part in the voting	***2 166 383 274 votes***
those votes in the voting papers declared invalid, in the aggregate	***2 116 056 votes***
"IN FAVOR":	***2 104 154 979 votes (96.9400%)***
"AGAINST":	***53 800 votes (0.0024%)***
"ABSTAINED FROM VOTING":	***60 058 439 votes (2.7700%)***

2. Election of the members of the Company's Auditing Commission

Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:	***2 949 517 371 votes***
Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:	***2 159 616 409 votes***
including:	
those having taken part in the voting	***2 166 383 274 votes***
those votes in the voting papers declared invalid, in the aggregate	***243 841 732 votes***

1) Andreeva Antonina Mikhailovna	
"IN FAVOR":	***241 137 938 votes (11.17%)***
"AGAINST":	***1 578 776 598 votes (73.10%)***
"ABSTAINED FROM VOTING":	***64 012 179 votes (2.96%)***
2) Boyarskih Natalia Vladimirovna	
"IN FAVOR":	***1 833 417 913 votes (84.90%)***
"AGAINST":	***9 520 172 votes (0.44%)***
"ABSTAINED FROM VOTING":	***60 159 262 votes (2.79%)***
3) Greseva Lyubov Alexandrovna	
"IN FAVOR":	***1 814 646 811 votes (84.03%)***
"AGAINST":	***15 732 620 votes (0.73%)***
"ABSTAINED FROM VOTING":	***67 739 412 votes (3.14%)***
4) Dolgopolova Natalia Alekseevna	
"IN FAVOR":	***155 029 214 votes (7.18%)***
"AGAINST":	***170 337 646 votes (7.89%)***
"ABSTAINED FROM VOTING":	***69 288 156 votes (3.21%)***

5) Kozin Vladimir Vladimirovich

"IN FAVOR":	*1 826 511 626 votes (84.58%)*
"AGAINST":	*12 864 577 votes (0.60%)*
"ABSTAINED FROM VOTING":	*61 410 117 votes (2.84%)*

6)Prokofjeva Irina Viktorovna

"IN FAVOR":	*1 670 187 494 votes (77.34%)*
"AGAINST":	*43 785 677 votes (2.03%)*
"ABSTAINED FROM VOTING":	*145 467 420 votes (6.74%)*

7) Frolov Kirill Viktorovich

"IN FAVOR":	*1 622 965 729 votes (75.15%)*
"AGAINST":	*108 568 395 votes (5.03%)*
"ABSTAINED FROM VOTING":	*144 187 528 votes (6.68%)*

On the fourth item:

Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:	*2 960 512 964 votes*
Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:	*2 170 612 002 votes*
including:	
those having taken part in the voting	*2 166 579 441 votes*
those votes in the voting papers declared invalid, in the aggregate	*7 558 465 votes*
"IN FAVOR":	*2 099 003 716 votes (96.70%)*
"AGAINST":	*436 votes (0.00002%)*
"ABSTAINED FROM VOTING":	*60 016 824 votes (2.76%)*

On the fifth item:

Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:	*2 960 512 964 votes*
Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:	*2 170 612 002 votes*
including:	
those having taken part in the voting	*2 166 138 396 votes*
those votes in the voting papers declared invalid, in the aggregate	*1 874 736 votes*
"IN FAVOR":	*2 129 794 848 votes (98.12%)*
"AGAINST":	*545 votes (0.00002%)*
"ABSTAINED FROM VOTING":	*34 468 267 votes (1.59%)*

On the sixth item:

Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:	*2 960 512 964 votes*
Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:	*2 170 612 002 votes*

including:

those having taken part in the voting	*2 166 408 378 votes*
those votes in the voting papers declared invalid, in the aggregate	*2 037 892 votes*
"IN FAVOR":	*2 129 742 656 votes (98.12%)*
"AGAINST":	*19 137 votes (0.0009%)*
"ABSTAINED FROM VOTING":	*34 608 693 votes (1.59%)*

On the seventh item:

Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:	*2 960 512 964 votes*
Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:	*2 170 612 002 votes*
including:	
those having taken part in the voting	*2 166 430 274 votes*
those votes in the voting papers declared invalid, in the aggregate	*1 822 189 votes*
"IN FAVOR":	*2 129 202 601 votes (98.09%)*
"AGAINST":	*13 930 votes (0.0006%)*
"ABSTAINED FROM VOTING":	*35 391 554 votes (1.63%)*

On the eighth item:

Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:	*2 960 512 964 votes*
Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:	*2 170 612 002 votes*
including:	
those having taken part in the voting	*2 166 262 947 votes*
those votes in the voting papers declared invalid, in the aggregate	*3 548 330 votes*
"IN FAVOR":	*2 122 568 383 votes (97.79%)*
"AGAINST":	*2 890 184 votes (0.13%)*
"ABSTAINED FROM VOTING":	*37 256 050 votes (1.72%)*

Resolutions approved:

On the first item: To terminate the powers of General Director before the appointed time, to appoint Vladimir Lukich Gorbachev General Director of the Company for a term of two years.

On the second item:

1. *To terminate the powers of the Board of Directors' members before the appointed time.*
2. *To elect the following members of the Company's Board of Directors:*
    1) *Avdiyants Stanislav Petrosovich*
    2) *Belov Vadim Yevgenyevich*
    3) *Vasilyev Mikhail Borisovich*
    4) *Gorbachev Vladimir Lukich*
    5) *Dudchenko Vladimir Vladimirovich*

6) Merzlenko Alexander Leonidovich
7) Romskiy Georgy Alexeevich
8) Panchenko Stanislav Nikolaevich
9) Ukhina Irina Petrovna
10) Filimonova Galina Arsentjevna
11) Shchepilov Andrey Anatoljevich

On the third item:

1. *To terminate the powers of the Auditing Commission's members before the appointed time.*
2. *To elect the following members of the Company's Auditing Commission:*
    1) *Boyarskih Natalia Vladimirovna*
    2) *Greseva Lyubov Alexandrovna*
    3) *Kozin Vladimir Vladimirovich*
    4) *Prokofjeva Irina Viktorovna*
    5) *Frolov Kirill Viktorovich*

On the fourth item: to approve the new version of the Company's Charter.

On the fifth item: to approve the new version of the Regulations on the procedure for conducting a General Shareholders' Meeting.

On the sixth item: to approve the new version of the Statute on the Company's Board of Directors.

On the seventh item: to approve the new version of the Statute on the Company's Management Board.

On the eighth item: to determine percent of deductions for calculation of the size of quarterly and yearly remunerations to be paid to the members of the Company's Board of Directors:
- 0.006 percent of the Company's sale proceeds for the reporting quarter in accordance with the accounting reports of the Company for each members of the Board of Directors.
- 0.4 percent of the Company net profit for the reporting year in accordance with the accounting reports of the Company for all the members of the Board of Directors.

Deputy General Director *A.A.Litvinov*

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
INN 2308025192

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: ***66,Karasunskaya St., Krasnodar***
The issuer's code: ***00062-A***

Date of the occurrence of the fact (event, action): ***21.01.2003***
Code of the fact (event, action): ***0100062A21012003***

The Company's governing organ that was changed: Management Board.
Powers of the following members of the Management Board were terminated before the appointed time:

1) *Gorbachev Vladimir Lukich. Share in "UTK" PJSC's charter capital : 0.0891%*
2) *Laskavy Leonid Leontyevich. Share in "UTK" PJSC's charter capital: 0.0592%*
3) *Apaljko Alexander Valentinovich. Share in "UTK" PJSC's charter capital: 0.0195%*
4) *Ignatenko Ivan Fyodorovich. Share in "UTK" PJSC's charter capital: 0.0346%*
5) *Kraev Alexey Olegovich. Share in "UTK" PJSC's charter capital : 0%*
6) *Kruzhkov Viktor Aleksandrovicn: Share in "UTK" PJSC's charter capital: 0.0844%*
7) *Litvinov Andrey Aleksandrovich. Share in "UTK" PJSC's charter capital: 0%*
8) *Statuev Vladislav Andreevich. Share in "UTK" PJSC's charter capital: 0%.*
9) *Fefilova Svetlana Gennadyevna. Share in "UTK" PJSC's charter capital: 0%*
10) *Kharchenko Sergey Nikolaevich. Share in "UTK" PJSC's charter capital: 0%*
11) *Shipulin Alexander Petrovich. Share in "UTK" PJSC's charter capital: 0.0357%*

Date of the change: 21 January 2003
The issuer's authorized body which adopted the resolution being grounds of these changes: Board of Directors (Protocol №1 of 21 January 2003).

The following persons were elected the members of the Management Board:

1) *Gorbachev Vladimir Lukich. Share in "UTK" PJSC's charter capital : 0.0891%*
2) *Apaljko Alexander Valentinovich. Share in "UTK" PJSC's charter capital: 0.0195%*
3) *Butko Alexander Semyonovich. Share in "UTK" PJSC's charter capital: 0.0024%*
4) *Devyatkina Lyudmila Ivanovna. Share in "UTK" PJSC's charter capital: 0.0%*
5) *Ignatenko Ivan Fyodorovich. Share in "UTK" PJSC's charter capital: 0.0346%*
6) *Izyurjev Leonid Mikhailovich. Share in "UTK" PJSC's charter capital: 0.00097%*
7) *Kozhiev Beshtau Kanamatovich. Share in "UTK" PJSC's charter capital: 0.11%*
8) *Kormilitsina Lyudmila Alekseevna. Share in "UTK" PJSC's charter capital: 0.0%*
9) *Kruzhkov Viktor Aleksandrovicn: Share in "UTK" PJSC's charter capital: 0.0844%*
10) *Litvinov Andrey Aleksandrovich. Share in "UTK" PJSC's charter capital: 0%*

11) Malova Antonida Mikhailovna. Share in "UTK" PJSC's charter capital: 0.00026%
12) Poyarkov Evgueniy Nikolaevich. Share in "UTK" PJSC's charter capital: 0.05%
13) Prachkin Alexey Petrovich. Share in "UTK" PJSC's charter capital: 0.066%
14) Roitblat Alexander Markovich. Share in "UTK" PJSC's charter capital: 0.0077%
15) Statuev Vladislav Andreevich. Share in "UTK" PJSC's charter capital: 0%.
16) Ufimov Vladimir Batorovich. Share in "UTK" PJSC's charter capital: 0.015%
17) Ukhov Valery Vasiljevich. Share in "UTK" PJSC's charter capital: 0.38%
18) Fefilova Svetlana Gennadyevna. Share in "UTK" PJSC's charter capital: 0%
19) Kharchenko Sergey Nikolaevich. Share in "UTK" PJSC's charter capital: 0%
20) Chinazirov Yanvar Khadzhimusovich. Share in "UTK" PJSC's charter capital: 0.0091%
21) Shukhostanov Boris Kistuevich. Share in "UTK" PJSC's charter capital: 0.0%

Date of the change: 21 January 2003
The issuer's authorized body which adopted the resolution being grounds of these changes: Board of Directors (Protocol №1 of 21 January 2003).

Deputy General Director *A.A.Litvinov*

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
INN 2308025192

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: *66,Karasunskaya St., Krasnodar*
The issuer's code: *00062-A*

Date of the occurrence of the fact (event, action): *21.01.2003*
Code of the fact (event, action): *0100062A21012003*

The Company's governing organ that was changed: Board of Directors
The following persons were elected the members of the Board of Directors:

1) *Avdiyants Stanislav Petrosovich. Share in "UTK" PJSC's charter capital : 0%*
2) *Belov Vadim Yevgenyevich. Share in "UTK" PJSC's charter capital : 0%*
3) *Vasilyev Mikhail Borisovich. Share in "UTK" PJSC's charter capital : 0%*
4) *Gorbachev Vladimir Lukich. Share in "UTK" PJSC's charter capital : 0.0891%*
5) *Dudchenko Vladimir Vladimirovich. Share in "UTK" PJSC's charter capital : 0%*
6) *Merzlenko Alexander Leonidovich. Share in "UTK" PJSC's charter capital : 0%*
7) *Romskiy Georgy Alexeevich. Share in "UTK" PJSC's charter capital : 0%*
8) *Panchenko Stanislav Nikolaevich. Share in "UTK" PJSC's charter capital : 0%*
9) *Ukhina Irina Petrovna. Share in "UTK" PJSC's charter capital : 0%*
10) *Filimonova Galina Arsentjevna. Share in "UTK" PJSC's charter capital : 0%*
11) *Shchepilov Andrey Anatoljevich. Share in "UTK" PJSC's charter capital : 0%*

Date of the change: 21 January 2003
The issuer's authorized body which adopted the resolution being grounds of these changes: Extraordinary General Shareholders' Meeting (Protocol №13 of 21 January 2003).

Powers of the following members of the Board of Directors were terminated

1. *Belov Vadim Yevgenyevich. Share in "UTK" PJSC's charter capital : 0%*
2. *Volkovyskiy Igor Viljgelmovich. Share in "UTK" PJSC's charter capital : 0%*
3. *Gorbachev Vladimir Lukich. Share in "UTK" PJSC's charter capital : 0.0891%*
4. *Yevdokimenko Vitali Mikhailovich. Share in "UTK" PJSC's charter capital : 0%*
5. *Zabuzova Elena Viktorovna. Share in "UTK" PJSC's charter capital : 0%*
6. *Osipchuk Anton Igorevich. Share in "UTK" PJSC's charter capital : 0%*
7. *Romskiy Georgy Alexeevich. Share in "UTK" PJSC's charter capital : 0%*
8. *Ukhina Irina Petrovna. Share in "UTK" PJSC's charter capital : 0%*
9. *Hern David Alexander. Share in "UTK" PJSC's charter capital : 0%*

Date of the change: 21 January 2003
The issuer's authorized body which adopted the resolution being grounds of these changes: Extraordinary General Shareholders' Meeting (Protocol №13 of 21 January 2003).

Deputy General Director ***A.A.Litvinov***

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
INN 2308025192

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: ***66,Karasunskaya St., Krasnodar***
The issuer's code: ***00062-A***

Date of the occurrence of the fact (event, action): ***15.01.2003***
Code of the fact (event, action): ***0400062A15012003***

Limited Company "Yug-Giprosvyaz".
Seat and postal address: 67, Gagarin Str., Krasnodar, 350 062
"UTK" PJSC's share in the charter capital of "Yug-Giprosvyaz"Ltd: 0% - before the change, 24% - after the change.
Date of the change: 15 January 2003

Deputy General Director ***A.A. Litvinov***

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
INN 2308025192

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: ***66,Karasunskaya St., Krasnodar***
The issuer's code: ***00062-A***

Date of the occurrence of the fact (event, action): *24.12.2002*
Code of the fact (event, action): *1300062A24122002*

"Southern Telecommunications Company" PJSC informs that at the meeting of its Board of Directors held on 24 December 2002 the following resolutions were adopted (Protocol № 17 of 24.12.2002):

On the item : "Approval of the Agreement on reception of prepaid phone cards and Lease contract with OAO "Natsionaljnaya taksofonnaya set", having interested motives".

1. *To approve the bargain with OAO "Natsionaljnaya taksofonnaya set", having interested motives pursuant to Part XI of the Federal Law "On Joint Stock Companies", namely Lease Contract on SAM-module, on the following conditions:*
- *term of lease – 1 (one) year;*
- *monthly rental fee per one SAM-module under the Lease Contract with OAO "NTS" shall be determined as equivalent of 1 USD (inc VAT). Lease value amounts to 1000000 rubles including VAT.*
2. *To approve the bargain with OAO "NTS", having interested motives pursuant to Part XI of the Federal Law "On Joint Stock Companies", namely the Agreement on reception of prepaid phone cards, taking into consideration the abovementioned notes, on the following conditions:*
- *"UTK" PJSC shall provide telecom services paid by prepaid phone cards of OAO "NTS" according to tariffs set by "UTK" PJSC;*
- *OAO "NTS" shall pay an account of "UTK" PJSC within 10 bank days from its reception;*
- *Contract term shall be 1 (one) year. Price of one tariff unit based on market prices shall be determined 1 ruble 08 copecks.*
3. *To make provisions in the "UTK" PJSC budget for the year 2003 for realization of the "Concept on unified prepaid phone card in Russia" amounting to 3000000 rubles.*

On the item "Approval of Supplement to the Lease Agreement №25/12 of 1 April 2002 with "Kuban-GSM" CJSC as the bargain having interested motives".

1. *To approve the Supplement to the Lease Agreement №25/12 of 1 April 2002 with "Kuban-GSM" CJSC on renting the office mentioned in paragraph 32 of Appendix №1. Monthly rental fee based on market prices shall be 5 870.5 (five thousand eight hundred and seventy) rubles including VAT.*

6 out of 9 members of the Board take part in the voting. There is a quorum for conducting the Board of Directors' meeting.
The resolutions were approved by a solid vote.

Deputy General Director *A.A. Litvinov*

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
INN 2308025192

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: ***66,Karasunskaya St., Krasnodar***
The issuer's code: ***00062-A***

Date of the occurrence of the fact (event, action): ***24.12.2002***
Code of the fact (event, action): ***0100062A24122002***

The Company's governing organ that was changed: Management Board
Powers of the following member of the Management Board were terminated:

1. ***Ignatenko Nina Igorevna. Share in "UTK" PJSC's legal capital: 0.00028%***

Date of the change: 24 December 2002.
The issuer's authorized body which adopted the resolution being grounds of this change: Board of Directors (Protocol № 17 of 24 December 2002).

Deputy General Director ***A.A. Litvinov***

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
INN 2308025192

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: *66,Karasunskaya St., Krasnodar*
The issuer's code: *00062-A*

Date of the occurrence of the fact (event, action): *29.10.2002*
Code of the fact (event, action): *1300062A29102002*

"Southern Telecommunications Company" PJSC informs that at the meeting of its Board of Directors held on 29 October 2002 the following resolutions were adopted (Protocol № 13 of 29.10.2002):

1. To determine the cost of services provided to the Company under the Leasing Agreement № 594-204/02 with "RTK-LEASING" OJSC based on market prices constituting 22.6 percent per annum (with an allowance for insurance).

To approve the conclusion of the bargain having interested motives - the Agreement of finance lease of personal assets № 594-204/02 with "RTK-LEASING" OJSC - on the following essential conditions:

- *amount of lease payments – 77 634 917 rubles (ex VAT);*
- *subject of an Agreement - leasing of switching equipment;*
- *term of leasing – 5 (five) years;*
- *time of delivery of the equipment – 4 quarter of 2002*
- *right of property passes on to the lessee after settlement of all lease payments.*

2. To determine the cost of services provided to the Company under the Leasing Agreement № 595-204/02 with "RTK-LEASING" OJSC based on market prices constituting 22.6 percent per annum (with an allowance for insurance).

To approve the conclusion of the bargain having interested motives - the Agreement of finance lease of personal assets № 595-204/02 with "RTK-LEASING" OJSC - on the following essential conditions:

- *amount of lease payments – 13 332 781 rubles (ex VAT);*
- *subject of an Agreement - leasing of switching equipment;*
- *term of leasing – 5 (five) years;*
- *time of delivery of the equipment – 4 quarter of 2002*
- *right of property passes on to the lessee after settlement of all lease payments*

3. To determine the cost of services provided to the Company under the Leasing Agreement № 579-204/02 with "RTK-LEASING" OJSC based on market prices constituting 22.6 percent per annum (with an allowance for insurance).

To approve the conclusion of the bargain having interested motives - the Agreement of finance lease of personal assets № 579-204/02 with "RTK-LEASING" OJSC - on the following essential conditions:

- *amount of lease payments – 6 152 344 rubles (ex VAT);*
- *subject of an Agreement - leasing of switching equipment;*
- *term of leasing – 5 (five) years;*
- *time of delivery of the equipment – 4 quarter of 2002*
- *right of property passes on to the lessee after settlement of all lease payments.*

7 out of 9 members of the Board take part in the voting. There is a quorum for conducting the Board of Directors' meeting.

The resolutions were approved by a solid vote.

Deputy General Director *A.A. Litvinov*

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
INN 2308025192

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: ***66,Karasunskaya St., Krasnodar***
The issuer's code: ***00062-A***

Date of the occurrence of the fact (event, action): ***10.10.2002***
Code of the fact (event, action): ***1800062A10102002***

"UTK" PJSC's body which approved the resolution on making a bargain: Board of Directors (Protocol №13 of 29 October 2002)

Full registered name of the Contractor:
Open Joint Stock Company "RTK-LEASING"
Seat: 5, Delegatskaya Str., Moscow, 103091
Postal address: building 2A, 42, Shchepkina Str., Moscow, 129110

Date of making the bargain: 30 September 2002

Description of the bargain:
Cost of services provided to the Company under the Leasing Agreement № 594-204/02 with "RTK-LEASING" OJSC based on market prices constitutes 22.6 percent per annum (with an allowance for insurance).
The bargain having interested motives - the Agreement of finance lease of personal assets № 594-204/02 with "RTK-LEASING" OJSC was approved on the following essential conditions:

- ***amount of lease payments – 77 634 917 rubles (ex VAT);***
- ***subject of an Agreement - leasing of switching equipment;***
- ***term of leasing – 5 (five) years;***
- ***time of delivery of the equipment – 4 quarter of 2002***
- ***right of property passes on to the lessee after settlement of all lease payments***

Deputy General Director ***A.A. Litvinov***

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
INN 2308025192

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: *66,Karasunskaya St., Krasnodar*
The issuer's code: *00062-A*

Date of the occurrence of the fact (event, action): *30.09.2002*
Code of the fact (event, action): *1800062A30092002*

"UTK" PJSC's body which approved the resolution on making a bargain: Board of Directors (Protocol №13 of 29 October 2002)

Full registered name of the Contractor:
Open Joint Stock Company "RTK-LEASING"
Seat: 5, Delegatskaya Str., Moscow, 103091
Postal address: building 2A, 42, Shchepkina Str., Moscow, 129110

Date of making the bargain: 30 September 2002

Description of the bargain:
Cost of services provided to the Company under the Leasing Agreement № 595-204/02 with "RTK-LEASING" OJSC based on market prices constitutes 22.6 percent per annum (with an allowance for insurance).
The bargain having interested motives - the Agreement of finance lease of personal assets № 595-204/02 with "RTK-LEASING" OJSC was approved on the following essential conditions:

- ***amount of lease payments – 13 332 781 rubles (ex VAT);***
- ***subject of an Agreement - leasing of switching equipment;***
- ***term of leasing – 5 (five) years;***
- ***time of delivery of the equipment – 4 quarter of 2002***
- ***right of property passes on to the lessee after settlement of all lease payments***

Cost of services provided to the Company under the Leasing Agreement № 579-204/02 with "RTK-LEASING" OJSC based on market prices constitutes 22.6 percent per annum (with an allowance for insurance).
The bargain having interested motives - the Agreement of finance lease of personal assets № 579-204/02 with "RTK-LEASING" OJSC - was approved on the following essential conditions:

- ***amount of lease payments – 6 152 344 rubles (ex VAT);***
- ***subject of an Agreement - leasing of switching equipment;***
- ***term of leasing – 5 (five) years;***
- ***time of delivery of the equipment – 4 quarter of 2002***
- ***right of property passes on to the lessee after settlement of all lease payments***

Deputy General Director ***A.A. Litvinov***

file № 82-4721

ADOPTED
By the Board of Directors of "UTK" PJSC
Minutes №3 of 11 February 2002
Chairman of the Board of Directors
V.E.Belov____________
(signature)
Seal

QUARTERLY REPORT

OF THE EMISSIVE SECURITIES' ISSUER

for: IV quarter of 2002

Public Joint-Stock Company "Southern Telecommunications Company"

Issuer's code: 00062-A

Location: 66, Karasunskaya St., Krasnodar
Postal address: 66, Karasunskaya St., Krasnodar, 350000

Information contained in this quarterly report shall be made public in accordance with legislation of the Russian Federation on securities

General Director V.L. Gorbachev______________________
(signature)

Deputy General Director - Chief Accountant S.G. Fefilova

____
(signature)
11.02.2002

Seal

Contact person : ***Andrey Alexandrovich Litvinov***
Deputy General Director
Phone: ***(8612) 53-47-75*** Fax: ***(8612) 53-19-69***
E-mail: ***litvinov@mail.stcompany.ru***

The translation is correct
A.A. Litv[illegible]

УТВЕРЖДЕН
Совет директоров ОАО "ЮТК"
Протокол №3 от 11.02.2003

Председатель Совета директоров Белов В.Е. ________
(подпись)



М.П.

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

ЭМИТЕНТА ЭМИССИОННЫХ ЦЕННЫХ БУМАГ

за: IV квартал 2002 г

Открытое акционерное общество "Южная телекоммуникационная компания"

Код эмитента: 00062-А

Место нахождения: 350000, г. Краснодар, ул. Карасунская, 66
Почтовый адрес: 350000, г. Краснодар, ул. Карасунская, 66

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Генеральный директор В.Л. Горбачев ________
(подпись)

Заместитель генерального директора - главный бухгалтер С.Г. Фефилова ________
(подпись)

11.02.2003



(М.П.)

Контактное лицо: *Литвинов Андрей Александрович*
заместитель генерального директора
Тел.: *(8612) 53-47-75* Факс: *(8612) 53-19-69*
Адрес электронной почты: *litvinov@mail.stcompany.ru*

A. Description of the Issuer.

9. Issuer's full registered name:
Public Joint-Stock Company "Southern Telecommunications Company"

10. Abbreviated name:
OAO «ЮТК» (in Russian)
PJSC "UTK"

11. Changes in the Issuer's name and legal status.
Public Joint-Stock Company "Southern Telecommunications Company"
PJSC "UTK"
Took effect on: ***June 28,2001***

Public Joint-Stock Company "Kubanelectrosvyaz"
PJSC "Kubanelectrosvyaz"
Took effect on: ***June 6,1996***

Open-type Joint-Stock Company "Kubanelectrosvyaz"
OJSC "Kubanelectrosvyaz"
Took effect on: ***May 20,1994***

Present-day name took effect on: ***June 28, 2001***

12. The Issuer's state registration and licenses.
Date of the Issuer's state registration: ***May 20,1994***
Number of the certificate of state registration***: 186-n***
Authority provided state registration: ***Krasnodar Registration Chamber***

Licenses:
Number: ***3035***
Date of issue: ***4.11.1996***
Valid till: ***1.10.2004***
Issued by: ***Ministry of Communication of the Russian Federation.***
Activities covered by the license: ***Rendering telecommunication services***

Number: ***15692***
Date of issue: ***8.09.2000***
Valid till: ***8.09.2003***
Issued by: ***Ministry of Communication and Informatization of the Russian Federation.***
Activities covered by the license: ***Rendering paging services***

Number: ***17012***
Date of issue: ***25.01.2001***
Valid till:***25.01.2006***
Issued by: ***Ministry of Communication and Informatization of the Russian Federation.***

Activities covered by the license: *Rendering mobile wireless communication services*

Number: *4031*
Date of issue: *19.11.1999*
Valid till:*19.11.2004*
Issued by: *Ministry for Press, Television and Radio Broadcasting and Mass*
Communication Media of the Russian Federation
Activities covered by the license: *Radio broadcasting*

Number: *2959*
Date of issue: *2.02.1998*
Valid till:*2.02.2003*
Issued by: *Federal Television and Radio Broadcast Service*
Activities covered by the license: *Television and radio broadcasting in the territory of the Russian Federation*

Number: *3167*
Date of issue: *20.04.1998*
Valid till:*20.04.2003*
Issued by: *Federal Television and Radio Broadcast Service*
Activities covered by the license: *Television and radio broadcasting in the territory of the Russian Federation*

Number: *2169*
Date of issue: *28.06.2000*
Valid till:*28.06.2005*
Issued by: *Ministry of Press, Television and Radio Broadcast and Mass*
Communication Media of the Russian Federation
Activities covered by the license: *Publishing business*

Number: *GS-3-23-02-22-0-2308025192-001425-4*
Date of issue: *12.04.2002*
Valid till:*12.04.2007*
Issued by: *State Committee of the Russian Federation for Construction and*
Housing and Communal Services
Activities covered by the license *Construction of buildings and facilities of the I or II levels of responsibility according to national standard*

Number: *GS-3-23-02-21-0-2308025192-001423-4*
Date of issue: *12.04.2002*
Valid till:*12.04.2007*
Issued by: *State Committee of the Russian Federation for Construction and*
Housing and Communal Services
Activities covered by the license: *Design of buildings and facilities of the I or II levels of responsibility according to national standard*

Number: *23899*
Date of issue: ***04.10.2002***
Valid till:***04.10.2012***
Issued by: ***Ministry of Communication and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of services of local and inter-zonal telephony***

Number: ***24059***
Date of issue: ***24.10.2002***
Valid till:***24.10.2007***
Issued by: ***Ministry of Communication and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of telegraph services***

Number: ***24058***
Date of issue: ***24.10.2002***
Valid till:***24.10.2007***
Issued by: ***Ministry of Communication and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of services of long-distance and international telephony***

Number: ***24076***
Date of issue: ***31.10.2002***
Valid till:***31.10.2007***
Issued by: ***Ministry of Communication and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of services of mobile radio telephony***

Number: ***24062***
Date of issue: ***24.10.2002***
Valid till:***24.10.2005***
Issued by: ***Ministry of Communication and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of paging services***

13. Tax-payer identification number:
2308025192

14. The Issuer's sector of industry.
Codes OKONH:
52300

15. Location, postal address and contact phone numbers:
Location: ***66, Karasunskaya St., Krasnodar 350 000***
Mail address: ***66, Karasunskaya St., Krasnodar, 350000***
Tel: ***(8612) 53-20-56*** Fax: ***(8612) 53-19-69***
E-mail: ocb@mail.stcompany.ru

16. Issuer's auditor.

Name: ***Closed Joint Stock Company " Ernst and Young Vneshaudit"***
Location: ***Moscow, Russia***
INN: *7717025097*
Postal address: ***20/12 Podsosenski pereulok, Moscow 103 062***
Tel: ***(095) 917-33-06*** Fax: ***(095) 917-24-10***
E-mail : ***lobachov@eycis.com***

Information about the auditor's license:
Number: ***004768***
Date of issue: ***13.03.2000***
Valid till: ***08.02.2003***
The license is issued by: ***Ministry of Finance of the Russian Federation***

17. Organizations keeping records of ownership rights for the Issuer's securities.

Registrar:
Name: ***Closed Joint-Stock Company "Registrator-Svyaz"***
Location: ***27, Presnenski Val, Moscow, 123557***
Mail address: ***15A, Kalanchevskaya Str., a/ya 45, Moscow, 107078***
Tel: ***(095) 975-36-05*** Fax: ***(095) 975-36-05***
E-mail : ***regsw@asvt.ru***

License:
Number: ***N-01147***
Date of issue: ***October 5, 1996***
Valid till: ***October 5,2005***
The license is issued by: ***Federal Commission on Securities' Market of the Russian Federation***
The Issuer's Register has been kept by the said Registrar since:
July 1, 2002

Centralized deposit of the issued securities did not take place in the reported quarter.

18. The Issuer's depositary.

No depositary

19. The Issuer's shareholders

Total shareholders' number: ***28 095***
Shareholders possessing at least 5% of the Issuer's Charter capital:

19.1. Name: ***Open Joint Stock Company "Investtsionnaya Kompania Svyazi"***
Location: ***55/2, Plushchikha St., Moscow , 119121***
Mail address: ***55/2, Plushchikha St., Moscow , 119121***
The Issuer's authorized capital share: ***38,16%***
Shareholders(participants) possessing at least than 25% of the charter capital of

the Issuer's shareholder:

19.1.1 Name: ***Ministry of State Property of the Russian Federation***
Location***: Moscow***
Mail address: ***9, Nikolski per., Moscow 103685***
The shareholder's charter capital share: ***50% + 1***

19.1.2 Name: ***Mustcsom Limited***
Location***: 3 Themistoklis Dervis Street Julia House CY-1066 Nicosia,***
Cyprus
Mail address: ***9, Dmitrovski per., Moscow, 103 031***
The shareholder's charter capital share: ***25% + 1***

19.1.3 Name: ***Russian Fund of Federal Property***
Location***: 9, Leninski prospect, Moscow, 117 049***
Mail address: ***9, Leninski prospect, Moscow, 117 049***
The shareholder's charter capital share: ***25% - 2***

19.2.Name: ***Closed Joint Stock Company "Depositary and Clearing Company"(nominal holder)***
Location: ***4, 14/2 Staraya Basmannaya St., Moscow, 103064***
Mail address: ***4, 14/2 Staraya Basmannaya St., Moscow, 103064***
The Issuer's authorized capital share: ***12.56 % (nominal holder)***
Shareholders(participants) possessing not less than 25% of the charter capital of
the Issuer's shareholder:

19.2.1 Name: ***Non-commercial partnership "Depositary and Clearing Company"***
Location: ***4, 14/2 Staraya Basmannaya St., Moscow, 103064***
Mail address: ***4, 14/2 Staraya Basmannaya St., Moscow, 103064***
Share in the legal capital of the Issuer's shareholder (participant): ***50.01%***

19.2.2 Name: ***Joint-Stock Commercial Bank "Rosbank"***
Location: ***11, Mashi Poryvaevoi St., Moscow, 107 078***
Mail address: ***11, Mashi Poryvaevoi St.,a/ya 208, Moscow, 107 078***
Share in the legal capital of the Issuer's shareholder (participant): ***28.26%***

19.3.Name: ***ING Bank (Euroasia) Closed Joint Stock Company (nominal holder)***
Location: ***31, Krasnaya Presnya Str., Moscow , 123022***
Mail address: ***31, Krasnaya Presnya Str., Moscow , 123022***
The Issuer's authorized capital share: ***10.91% (nominal shareholder)***
Shareholders(participants) possessing not less than 25% of the charter capital of
the Issuer's shareholder:
none

19.4Name: ***Closed Joint-Stock Company 'ABN Amro Bank A.O."***
Location***: 17/1, Bolshaya Nikitskaya Str., Moscow, 103 009***
Mail address: ***17/1, Bolshaya Nikitskaya Str., Moscow, 103 009***

The shareholder's charter capital share: ***5.58% (nominal holder)***

Shareholders(participants) possessing not less than 25% of the charter capital of the Issuer's shareholder: ***none***

20.The Issuer's management structure.

Top governing body of the Issuer is a General Shareholders' Meeting.

Board of Directors is a collective governing body exercising general management of the Company's activity.

Board of Directors is elected annually by the General Shareholders' Meeting in number of 11 persons by cumulative voting.

The General Shareholders' Meeting can take a decision on early termination of the Board of Directors' powers. Such decision can be approved only regarding all members of the Company's Board of Directors simultaneously.

In case of early termination of the Board of Directors' powers, powers of new members of the Board of Directors are legal till the nearest Annual General Shareholders' Meeting .

Management Board is a collective executive organ of the Company providing realization of the resolutions adopted by a General Shareholders' Meeting and the Company Board of Directors.

Number of members, personal structure and term of office of the Management Board shall be approved by the Board of Directors' resolution by presentation of the General Director.

Board of Director can adopt a resolution on early termination of powers of the Management Board's members.

General Director is a personal executive power appointed by a General Shareholders' Meeting for a term of no more than five years. He exercises management of the Company's current activity and acts on behalf of the Company without Power of Attorney.

General Director can take decisions on the matters not referred by the present Charter to the exclusive competence of a General Shareholders' Meeting, Board of Directors and Management Board.

The General Director acts as a Chairman of the Company's Management Board.

General Director shall chair a General Shareholders' Meeting if not decided otherwise by the Company's Board of Directors.

The General Shareholders' Meeting's terms of reference according to the Company's Charter (constitutive documents) cover:

1)making amendments and supplements to the Company's Charter and approving the Charter's new edition (except the cases falling under the Federal Law "On Joint Stock Companies"), decisions on matters that must be voted in favor of them by ¾ of voting shareholders present at the General Shareholders' Meeting);

2) the Company's reorganization that must be voted in favor of it by ¾ of voting shareholders present at the General Shareholders' Meeting;

3)the Company's liquidation, appointing liquidation commission and approving liquidation balances (interim and final) that must be voted in

favor of them by ¾ of voting shareholders present at the General Shareholders' Meeting;
4) election of the Board of Directors' members by a cumulative voting;
5) early termination of powers of the Board of Director's members that must be voted in favor of it by majority of voting shareholders present at the General Shareholders' Meeting;
6) Appointing the individual executive power (General Director) and early termination of his powers that must be voted in favor of it by majority of voting shareholders present at the General Shareholders' Meeting;
7)determining amount, nominal value, category (type) of the Company's declared shares and rights given to their holders that must be voted in favor of them by 3/4 of voting shareholders present at the General Shareholders' Meeting;
8) increase of the Company's charter capital by increasing the shares' nominal value that must be voted in favor of it by majority of voting shareholders present at the General Shareholders' Meeting;
9) increase of the Company's charter capital by placement of additional shares by means of public subscription, in case the amount of additional shares constitutes more than 25% of the Company's ordinary shares that have already been placed, that must be voted in favor of it by at least 3/4 of voting shareholders present at the General Shareholders' Meeting;
10) increase of the Company's charter capital by placement of additional shares by means of close subscription, that must be voted in favor of it by at least 3/4 of voting shareholders present at the General Shareholders' Meeting;
11)reduction of the Company's charter capital by
decreasing the shares' nominal value;
canceling the placed shares bought by the Company in accordance with the resolution of its Board of Directors and not sold during a year since the moment of their acquisition;
purchasing the part of the Company's shares to reduce their total number;
canceling the shares redeemed by the Company;
that must be voted in favor of them by majority of voting shareholders present at the General Shareholders' Meeting;
12)election of the members of the Company's Auditing Commission and early termination of their terms of reference that must be voted in favor of them by majority of voting shareholders present at the General Shareholders' Meeting;
13)approving the Company's auditor, that must be voted in favor of it by majority of voting shareholders present at the General Shareholders' Meeting;
14)approving the Company's annual reports, balance sheets, income and loss statements, allocation of profits and losses that must be voted in favor of them by majority of voting shareholders present at the General Shareholders' Meeting;
15)procedure for conducting a General Shareholders' Meeting, that must be voted in favor of it by majority of voting shareholders present at the General Shareholders' Meeting;

16) split-up and consolidation of the Company's shares, that must be voted in favor of them by majority of voting shareholders present at the General Shareholders' Meeting;
17)making decision on conclusion of contracts, when there is a self-interest in such contracts, in accordance with Part XI of the Federal law "On Joint Stock Companies";
18)making decision on concluding large bargains dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's property value of which exceeds 50% of the balance sheet assets at the last reported date excluding the bargains to be concluded in the process of the Company's current activity or connected with the placement by subscription of the Company's ordinary shares and placement of the issued securities converted into the Company's ordinary shares, that must be voted in favor of them by at least 3/4 of voting shareholders present at the General Shareholders' Meeting;
19)participating in holdings, financial and industrial groups, associations and other commercial entities, that must be voted in favor of it by majority of voting shareholders present at the General Shareholders' Meeting;
20) approving regulations dealing with functioning of the Company's organs, that must be voted in favor of it by majority of voting shareholders present at the General Shareholders' Meeting;
21) placement of the Company's bonds and other emissive securities to be converted into shares if they are placed by means of close subscription or public subscription, in case the bonds (emissive securities)can be converted into the Company's ordinary shares constituting more than 25% of the Company's ordinary shares that have already been placed, that must be voted in favor of it by at least 3/4 of voting shareholders present at the General Shareholders' Meeting;
22)reimbursement of the expenses for preparing and conducting an Extraordinary Shareholders' Meeting by the Company in case the Board of Directors violated the current legislation of the Russian Federation and had not approved the resolution on calling an Extraordinary General Shareholders' Meeting and such Meeting was called by other persons. The resolution must be voted in favor of it by majority of voting shareholders present at the General Shareholders' Meeting;
23) release of a person who alone or together with his affiliated persons bought over 30% the Company's placed ordinary shares from obligations to buy shares from other Company's shareholders, that must be voted in favor of it by majority of voting shareholders present at the General Shareholders' Meeting with the exception of votes possessed by this person or his affiliated persons;
24) delegation of the authority of the Company's individual executive power to the managing organization or the manager;
25) other matters specified by the Federal law "On Joint Stock Companies" and the present Charter.

General Shareholders' Meeting has the right to take decision on issues mentioned in paragraphs 2,8,9,10,16-20,24 only on suggestion of the Board of Directors. Other persons entitled by the current legislation of the Russian Federation to introduce suggestions into the agenda of an Annual or

Extraordinary General Shareholders' Meeting cannot demand introduction of the mentioned issues into the Meeting's agenda.
General Shareholders' Meeting has no right to take decisions on matters outside its competence in accordance with the Federal Law "On Joint Stock Companies".
General Shareholders' Meeting has no right to approve resolutions on issues not included in the agenda or to make changes in the agenda.

Board of Directors' powers according to the Company's Charter cover:

1) *Determination of the priority directions of the Company's activity including approval of budgets, business-plans, the Company's strategies and development programs;*
2) *Calling Annual and Extraordinary General Shareholders' Meetings except for the cases mentioned in paragraph 8 of Article 55 of the Federal law "On Joint-Stock Companies";*
3) *Approval of a General Shareholders' Meeting's agenda;*
4) *Setting record date for shareholders entitled to participate in a General Shareholders' Meeting and other questions referred to the competence of the Board of Directors according to Part VII of the Federal Law "On Joint-Stock Companies" and connected with preparing and conducting a General Shareholders' Meeting;*
5) *Preliminary approval of the Company's annual report;*
6) *increase of the Company's charter capital by placement of additional shares at the expense of the Company's property within the number of declared shares specified by the present Charter;*
7) *increase of the Company's charter capital by placement of additional shares by means of public subscription within the number of declared shares, if the amount of additional shares constitutes no more than 25% of the Company's ordinary shares that have already been placed;*
8) *placement of the Company's bonds and other emissive securities if they cannot be converted into the Company's shares under the terms of the placement;*
9) *placement of the Company's bonds and other emissive securities to be converted into shares if they are placed by means of public subscription, in case the bonds (emissive securities)can be converted into the Company's ordinary shares constituting no more than 25% of the Company's ordinary shares that have already been placed;*
10) *determining property value, price of placement and redemption of the emissive securities in cases specified by the Federal Law "On Joint-Stock Companies";*
11) *approving resolutions on securities' issue, the emissions' prospects and reports on the results of the Company's securities' issue, quarterly reports of the emissive securities' Issuer;*
12) *recommendations on the amount of remuneration and compensation to be paid to the members of the Company's Auditing Commission and the amount payable to the Auditor for its services;*
13) *recommendations on size, form and time of dividend payments;*
14) *allocation of the Company's reserve and other funds;*

15) *approving the Company's internal regulations dealing with matters referred to the competence of the Company's Board of Directors with the exception of internal documents to be approved by a General Shareholders' Meeting or the Company's executive bodies according to the Company's Charter;*
16) *approving transactions dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's property value amounting to 1 – 25 % of the Company's balance sheet assets at the last reported date with the exception of the transactions made in the process of regular economic activity;*
17) *approving transactions dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's property value amounting to 25 – 50 % of the Company's balance sheet assets at the last reported date with the exception of the transactions made in the process of regular economic activity, the transactions connected with placement of the Company's ordinary shares by means of subscription (sale), and transactions connected with placement of the emissive securities converted into the Company's ordinary shares;*
18) *approving transaction when there is a self-interest in them in cases specified by the Part XI of the Federal Law "On Joint-Stock Companies";*
19) *acquisition of the Company's placed shares, bonds and other securities;*
20) *approving resolutions on the Company's participation (termination of participation, change of share holding) in other organizations by means of selling and buying the shares of other organizations;*
21) *approving resolutions on the agenda issues of General Shareholders' Meetings of the Company's branch establishments in which the Company is the sole participant;*
22) *determining the order of the Company's cooperation with organizations in which the Company is a shareholder;*
23) *approving the Company's registrar and terms of the agreement with it, cancellation of the agreement with the registrar;*
24) *electing (reelecting) the Board of Director's Chairman and the Vice-chairman;*
25) *appointing the Board of Directors' Secretary and determining size of his remuneration;*
26) *determining the number of the Management Board's members and their appointment, early termination of their powers;*
27) *approving persons to be appointed Directors of a Subsidiary or representative office and their dismissal;*
28) *establishing the Company's new subsidiaries and representative offices and their liquidation, approving Statutes on subsidiaries and representative offices;*
29) *approving terms of contracts(agreements), concluded with the General Director, members of the Management Board, directors of subsidiaries and representative offices; examining cases when the decisions must be taken by the Board of Directors in accordance with these contracts (agreements);*
30) *prolongation of the Contract with the General Director within the term determined by this Charter;*

31) prolongation of the Contracts with the members of the Management Board, directors of the subsidiaries and representative offices;
32) approving the Company's structure;
33) suspension of the General Director's powers and the powers of a managing organization (a manager);
34) appointment an acting(temporal) General Director;
35) other questions specified by the Federal Law "On joint-stock companies" and by this Charter.

Matters falling into the exclusive competence of the Board of Directors, cannot be delegated for decision to any executive body of the Company.

Individual and collective executive organs' powers according to the Company's Charter cover:

1) *developing the Company's technical, financial, economic and tariff policy;*
2) *working out suggestions on the main directions of the Company's activities including draft budgets, business plans, strategies and development programs;*
3) *controlling the Company's economic and financial activity;*
4) *developing the Company's social and personnel policy;*
5) *preparing materials and draft resolutions on issues that must be considered by a General Shareholders' Meeting including suggestions on bargains to be approved by a General Shareholders' Meeting and the Board of Directors, the Company's participation in other organizations, etc.;*
6) *organizational and technical support of the Company's administrative and controlling bodies;*
7) *analysis of the results of the Company's structural units including separate ones and working out mandatory instructions on improvement of their activity;*
8) *approving internal document regulating the matters referred to the competence of the Company's Management Board excluding the documents to be approved by a General Shareholders' Meeting and the Board of Directors.*

Management Board can take decisions on other issues of the Company's current activities on the instructions of the Company's Board of Directors or by proposal of the General Director.

21.Members of the Issuer's Board of Directors (supervisory board) .

Board of Directors
Chairman: ***Vadim Yevguenjevich Belov***

Members of the Board of Directors:
Vadim Yevguenjevich Belov

Born: ***1958***

Posts held over the past 5 years:
Period: *1997 – 1998*
Company: *" MFK – Renaissance"*
Industry: *Investments*
Post: *Vice-chairman of the Management Board*

Period: *1998 – 1999*
Company: *"SPK Capital Limited "*
Industry: *Investments*
Post: *Managing director of the Moscow Agency*

Period: *1999--present time*
Company: *"Central Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *1999-2000*
Company: *"Kirovelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *1999-2002*
Company: *"Volgogradelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *1999-2002*
Company: *"Electrosvyaz" PJSC, Stavropol Region*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *1999-2002*
Company: *"Uralsvyazinform" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *1999 – present time*
Company: *"Svyazinvest" PJSC*
Industry: *Telecommunications*
Post: *Deputy General Director*

Period: *1999-2000*
Company: *"Electrosvyaz" PJSC, Primorski Region*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *1999-2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Telecommunications*

Post: ***Chairman of the Board of Directors***

Period: ***2000 – present time***
Company: "***Svyazinvest" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Management Board***

Period: ***2000-present time***
Company: ***"Rostelecom" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2001-2002***
Company: ***"Electrosvyaz" PJSC, Rostov Region***
Industry: ***Telecommunications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-2002***
Company: ***"Sibirtelecom" PJSC***
Industry: ***Telecommunications***
Post: ***member of the Board of Directors***

Period: ***2001-2002***
Company: ***"Uraltelecom" PJSC, Sverdlovsk Region***
Industry: ***Telecommunications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-2001***
Company: ***"Electrosvyaz" PJSC, Novosibirsk Region***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"Svyaz-Bank" AKB***
Industry: ***Banking***
Post: ***Member of the Board of Directors***

Period: ***2002-2002***
Company: ***"Chelyabinsksvyazinform" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"North-Western Telecom" PJSC***
Industry: ***Telecommunications***

Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"RTK-Invest" CJSC***
Industry: ***Telecommunications***
Post: ***Chairman of the Board of Directors***

Period: ***2002-present time***
Company: ***"Central telegraph" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2002- present time***
Company: ***"Uralsvyazinform" PJSC***
Industry: ***Telecommunications***
Post: ***Chairman of the Board of Directors***

Share in the Issuer's legal capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid in the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***211 100***
Commission (RUR): ***0***
Other allowances (RUR): ***0***
Total (RUR): ***211 100***

Igor Vilguelmovich Volkovyski
Born: ***1945***

Posts held over the past 5 years:
Period: ***1997 – 2000***
Company: ***Armed Forces of Russia***
Industry: ***Military service***
Post: ***1st Deputy Commander-in-Chief of Army No 41 – head of the Army headquarters***

Period: ***2001 –present time***
Company: ***Staff of the Presidential Plenipotentiary for the Southern Federal District***
Industry: ***Administration***
Post: ***Head of the Administrative Department***

Period: ***2002 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***member of the Board of Directors***

Share in the Issuer's legal capital: ***none***

Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid in the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***211 100***
Commission (RUR): ***0***
Other allowances (RUR): ***0***
Total (RUR): ***211 100***

Vladimir Lukich Gorbachev
Born: ***1950***

Posts held over the past 5 years:
Period: ***1994 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***General Director***

Period: ***1996-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***1996-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Chairman of the Management Board***

Period: ***1996-1998***
Company: ***"SFMT-Krasnodar" CJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***1997-2002***
Company: ***"Kuban-GSM" CJSC***
Industry: ***Cellular Telecommunications***
Post: ***Chairman of the Board of Directors***

Period: ***1998-present time***
Company: ***"TeleRoss-Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2000-present time***
Company: ***Association of telecom operators of the Northern Caucasus***
Industry: ***Telecommunications***
Post: ***President***

Period: ***2001-present time***

Company: *"Southern Telecommunications Company" Public Joint Stock Company*
Industry: *Telecommunications*
Post: *General Director*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" Public Joint Stock Company*
Industry: *Telecommunications*
Post: *Chairman of the Management Board*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" Public Joint Stock Company*
Industry: *Telecommunications*
Post: *Vice-Chairman of the Board of Directors*

Period: *2001-2002*
Company: *"Electrosvyaz of Adygeia Republic" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001-2002*
Company: *"Rostovelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001-2002*
Company: *"Sevosetinelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Chairman of the Board of Directors*

Period: *2001-2002*
Company: *"Volgogradelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Chairman of the Board of Directors*

Period: *2001-2002*
Company: *"Kabardino-Balkarskie Telecommunications" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001-2002*
Company: *"Health-care complex "Orbita"CJSC*
Industry: *health and resort services*
Post: *Chairman of the Board of Directors*

Period: *2001-2002*
Company: *"Electrosvyaz" PJSC, Stavropol Territory*
Industry: *Telecommunications*

Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"Kuban-GSM" CJSC***
Industry: ***Cellular communication***
Post: ***Member of the Board of Directors***

Share in the Issuer's legal capital: ***0,0891 %***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid in the quarter under review:
Salary (RUR): ***202 500***
Bonus payments (RUR): ***512 984.95***
Commission (RUR): ***0***
Other allowances (RUR): ***0***
Total (RUR): ***715 484.95***

Vitaly Mikhailovich Yevdokimenko
Born: ***1949***

Posts held over the past 5 years:
Period: ***2000 –present time***
Company: ***Government of the Krasnodar Territory***
Industry: ***administrative***
Post: ***General Director of Transport and Telecommunications Department***

Period: ***2001 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Share in the Issuer's legal capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***211 100***
Commission (RUR): ***0***
Other allowances (RUR): ***0***
Total (RUR): ***211 100***

Elena Viktorovna Zabuzova
Born: ***1950***

Posts held over the past 5 years:

Period: *1998 –2001*
Company: *"United Energy Systems of Russia" JSC*
Industry: *production, transmission and distribution of heat and electric energy*
Post: *Deputy Director of the Treasury board*

Period: *2001 –present time*
Company: *"Svyazinvest" PJSC*
Industry: *Telecommunications*
Post: *Deputy Director - head of the unit in the Department for Economic and Tariff Policy*

Period: *2002 –2002*
Company: *"Rostovelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2002 –2002*
Company: *"Smolensksvyazinform" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2002 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Share in the Issuer's authorized capital: *none*
Share in the Issuer's branch establishments/subordinate companies: *none*

Remuneration paid during the quarter under review:
Salary (RUR): *0*
Bonus payments (RUR): *211 100*
Commission (RUR): *0*
Other allowances (RUR): *0*
Total (RUR): *211 100*

Anton Igorevich Osipchuk
Born: *1967*

Posts held over the past 5 years:
Period: *1997 –2000*
Company: *"Telecominvest" PJSC*
Industry: *Telecommunications*
Post: *Deputy General Director on Economics and Finances*

Period: *2000 –present time*
Company: *"Svyazinvest" PJSC*
Industry: *Telecommunications*
Post: *First Deputy General Director*

Period: *2001 –present time*
Company: *"Rostelecom" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001 –2002*
Company: *"Uralsvyazinform" PJSC*
Industry: *Telecommunications*
Post: *Chairman of the Board of Directors*

Period: *2001 –2002*
Company: *"Svyazinform" PJSC, Nizhegorodskaya Region*
Industry: *Telecommunications*
Post: *Chairman of the Board of Directors*

Period: *2001 –2002*
Company: *"Svyazinform" PJSC, Samara Region*
Industry: *Telecommunications*
Post: *Chairman of the Board of Directors*

Period: *2001 –2001*
Company: *"PTS" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"MGTS" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"North-Western Telecom" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Mobitel" CJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"North-Western Telecombank" CJSC*
Industry: *Banking*
Post: *Member of the Board of Directors*

Period: ***2001 –present time***
Company: ***"RTComm.RU" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Svyazinvest" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Management Board***

Period: ***2002 –present time***
Company: ***"Svyaz-Bank" AKB***
Industry: ***Banking***
Post: ***Member of the Board of Directors***

Period: ***2002 –present time***
Company: ***Non-commercial partnership "Research center on telecommunication problems"***
Industry: ***Investigations***
Post: ***Chairman of the Board of Partnership***

Period: ***2002 –present time***
Company: ***"VolgaTelecom" PJSC***
Industry: ***Telecommunications***
Post: ***Chairman of the Board of Directors***

Share in the Issuer's legal capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid in the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***211 100***
Commission (RUR): ***0***
Other allowances (RUR): ***0***
Total (RUR): ***211 100***

Georgy Alekseevich Romski
Born: ***1956***

Posts held over the past 5 years:
Period: ***1995 –2000***
Company: ***"Saint-Petersburg Long-distance And International telephone" PJSC***
Industry: ***Telecommunications***
Post: ***Technical director***

Period: ***2000 –present time***
Company: ***"Svyazinvest" PJSC***
Industry: ***Telecommunications***

Post: ***Deputy General Director***

Period: ***2000 –present time***
Company: ***"Svyazinvest" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Management Board***

Period: ***2001 –2002***
Company: ***"Central Telegraph" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2001 –2002***
Company: ***"MGTS" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2001 –2002***
Company: ***"Electrosvyaz" PJSC, Kaliningrad Region***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Giprosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Chairman of the Board of Directors***

Period: ***2002 –present time***
Company: ***"Globus-Telecom" CJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2002 –present time***
Company: ***"MobiTel" CJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2002 –present time***
Company: ***"Sibirtelecom" PJSC***
Industry: ***Telecommunications***
Post: ***Chairman of the Board of Directors***

Share in the Issuer's legal capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid in the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***211 100***
Commission (RUR): ***0***
Other allowances (RUR): ***0***
Total (RUR): ***211 100***

Irina Petrovna Ukhina
Born: ***1945***

Posts held during the last 5 years:
Period: ***1997–1999***
Company: ***"Svyazinvest" PJSC***
Industry: ***Telecommunications, investments***
Post: ***Deputy Chief of the Department of share portfolio management***

Period: ***1996–2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***1998–2000***
Company: ***"Sevosetinelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***1998–2002***
Company: ***"Yartelecom" PJSC***
Industry: ***Telecommunications***
Post: ***Chairman of the Board of Directors***

Period: ***1998–present time***
Company: ***"Svyaz" PJSC, Komi Republic***
Industry: ***Telecommunications***
Post: ***Chairman of the Board of Directors***

Period: ***1998–2002***
Company: ***"Electrosvyaz of Adygueya Republic" PJSC***
Industry: ***Telecommunications***
Post: ***Chairman of the Board of Directors***

Period: ***1999–present time***
Company: ***"Svyazinvest" PJSC***
Industry: ***Telecommunications, investments***
Post: ***Deputy Director of the Department of Corporate Management***

Period: ***2000–2002***
Company: ***"Murmanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Chairman of the Board of Directors***

Period: *2001 –2002*
Company: *"Cherepovetselectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period:*2001- 2002*
Company: *"Bryansksvyazinform" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2002- 2002*
Company: *"Sevosetinelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2002-2002*
Company: *"Electrosvyaz " PJSC, Vologda Region*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Share in the Issuer's legal capital: *none*
Share in the Issuer's branch establishments/subordinate companies: *none*

Remuneration paid during the quarter under review:
Salary (RUR): *0*
Bonus payments (RUR): *211 100*
Commission (RUR): *0*
Other allowances (RUR): *0*
Total (RUR): *211 100*

David Alexander Hern
Born: *1971*

Posts held over the past 5 years:
Period: *1998 – 2000*
Company: *Investment fund "Company UNIFUND"*
Industry: *Investments*
Post: *Manager*

Period: *2000 – present time*
Company: *Investment fund "Branswick Capital Management"*
Industry: *Investments*
Post: *Manager*

Period: ***2000 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***RAO "United Energy Systems of Russia"***
Industry: ***Power engineering and electrification***
Post: ***Member of the Board of Directors***

Period: ***2002 –present time***
Company: ***"Torgovy dom "CUM" PJSC***
Industry: ***Commerce***
Post: ***Member of the Board of Directors***

Period: ***2002 –present time***
Company: ***"CUM-Invest" PJSC***
Industry: ***Commerce***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"Federalno-Setevaya Company" PJSC***
Industry: ***Electroenergetics***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"Setevoy operator" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Share in the Issuer's legal capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid in the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***286 100***
Commission (RUR): ***0***
Other allowances (RUR): ***0***
Total (RUR): ***286 100***

22. The Issuer's personal and collective governing organs and its officials.

Individual executive organ and members of the Issuer's collective executive organ:
Alexander Valentinovich Apalko
Born: *1947*

Posts held over the past 5 years:
Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *1996 – 2001*
Company: *"Sochielectrosvyaz"*
Industry: *Telecommunications*
Post: *Director of the subsidiary, Deputy General Manager of "Kubanelectrosvyaz" JSC*

Period: *1997 –2002*
Company: *"Kuban-GSM" CJSC*
Industry: *Cellular communication*
Post: *Member of the Board of Directors*

Period: *1999 – 2000*
Company: *"Kubintersvyaz"CJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001- present time*
Company: *Public Joint-Stock Company "Southern Telecommunications Company"*
Industry: *Telecommunications*
Post: *Director of the subsidiary "Sochielectrosvyaz", Deputy General Director of "UTK"PJSC*

Period: *2001- 2002*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2002- present time*
Company: *Public Joint-Stock Company "Southern Telecommunications Company"*
Industry: *Telecommunications*
Post: *Member of the Management Board*

Share in the Issuer's legal capital: *0,0195%*
Share in the Issuer's subsidiaries/subordinate companies: *none*

Remuneration paid in the quarter under review:
Salary (RUR): *103 043.48*

Bonus payments (RUR): *318 915.47*
Commission (RUR): *0*
Other allowances (RUR): *0*
Total (RUR): *422 958.95*

Vladimir Lukich Gorbachev
Born: ***1950***

Posts held over the past 5 years:
Period: ***1994 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***General Director***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors.***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Chairman of the Management Board***

Period: ***1996-1998***
Company: ***"SFMT-Krasnodar" CJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***1997-2002***
Company: ***"Kuban-GSM" CJSC***
Industry: ***Cellular communication***
Post: ***Chairman of the Board of Directors***

Period: ***1998-present time***
Company: ***"TeleRoss-Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***General Director***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***Chairman of the Management Board***

Period: ***2001-present time***

Company: *"Southern Telecommunications Company" PJSC*
Industry: ***Telecommunications***
Post: ***Vice-chairman of the Board of Directors***

Period: ***2001-2002***
Company: ***"Electrosvyaz of Adygeia Republic"PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2001-2002***
Company: ***"Rostovelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2001-2002***
Company: ***"Sevosetinelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-2002***
Company: ***"Volgogradelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-2002***
Company: ***"Kabardino-Balkarskie Telecommunications" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2000-present time***
Company: ***Association of telecom operators of the Northern Caucasus***
Industry: ***Telecommunications***
Post: ***President***

Period: ***2001-2002***
Company: ***"Health-care complex "Orbita"CJSC***
Industry: ***health and resort services***
Post: ***Chairman of the Board of Directors***

Period: ***2001-2002***
Company: ***"Electrosvyaz" PJSC, Stavropol Territory***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"Kuban-GSM" CJSC***
Industry: ***Cellular communication***
Post: ***Member of the Board of Directors***

Share in the Issuer's legal capital: *0,0891 %*

Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid during the quarter under review:
Salary (RUR): ***202 500***
Bonus payments (RUR): ***512 984.95***
Commission (RUR): ***0***
Other allowances (RUR): ***0***
Total (RUR): ***715 484.95***

Ivan Fyodorovich Ignatenko
Born: ***1945***

Posts held over the past 5 years:
Period: ***1994 – 1999***
Company: ***City Telephone Exchange , branch of "Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Director***

Period:***1999– 2001***
Company: ***Krasnodar City Telecommunication Center , "Kubanelectrosvyaz " PJSC***
Industry: ***Telecommunications***
Post: ***Director, Deputy General Director of "Kubanelectrosvyaz" JSC***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***Deputy General Director – Director of Krasnodar City Telecommunications Center***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Management Board***

Period: ***1996-present time***
Company: ***"Kubintersvyaz" CJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***1999-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2001-2002***
Company: ***"Kuban-GSM" CJSC***
Industry: ***Cellular communication***
Post: ***Member of the Board of Directors***

Period: ***2000-present time***
Company: ***"TeleRoss-Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Management Board***

Share in the Issuer's legal capital: ***0,0346%***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid during the quarter under review:
Salary (RUR): ***112 290.03***
Bonus payments (RUR): ***207 591***
Commission (RUR): ***0***
Other allowances (RUR): ***79 832.58***
Total (RUR): ***399 713.61***

Alexey Olegovich Krayev
Born: ***1974***

Posts held over the past 5 years:
Period: ***1997 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Head of Securities and Property Department***

Period: ***2001 –2001***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***Head of Securities and Property Department***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***Deputy General Director***

Period: ***2002-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Management Board***

Share in the Issuer's legal capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid in the quarter under review:
Salary (RUR): ***156 000***

Bonus payments (RUR): *171 543.65*
Commission (RUR): *0*
Other allowances (RUR): *0*
Total (RUR): *327 543.65*

Victor Alexandrovich Kruzhkov
Born: *1952*

Posts held over the past 5 years:
Period: *1994 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Deputy General Director for Construction and Investment Policy*

Period: *1996 –2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Management Board*

Period: *1996 – present time*
Company: *"Kubintersvyaz" CJSC*
Industry: *Telecommunications*
Post: *Chairman of the Board of Directors*

Period: *1999 – 2002*
Company: *"Avtocentre-Yug" CJSC*
Industry: *car sale and repair*
Post: *Member of the Board of Directors*

Period: *1999 – 2002*
Company: *"Armavir communication facilities plant" CJSC*
Industry: *cable production*
Post: *Chairman of the Board of Directors*

Period: *2001 – 2002*
Company: *"Health-care complex "Orbita" CJSC*
Industry: *resort and health services*
Post: *Member of the Board of Directors*

Period: *2001 – 2002*
Company: *"Center of material and technical maintenance" CJSC*
Industry: *Production*
Post: *Chairman of the Board of Directors*

Period: *2001 – 2002*
Company: *"Yugsvyazstroy" CJSC*
Industry: *Construction*
Post: *Chairman of the Board of Directors*

Period: *2001 – present time*

Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Member of the Management Board.*

Period: *2001 – 2002*
Company: *"Electrosvyaz" PJSC, Astrakhan Region*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2002 – 2002*
Company: *"Electrosvyaz of Adygeia Republic" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001 – present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Deputy General Director*

Share in the Issuer's legal capital: *0,0844 %*
Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid during the quarter under review:
Salary (RUR): *183 300*
Bonus payments (RUR): *154 063.39*
Commission (RUR): *0*
Other allowances (RUR): *0*
Total (RUR): *337 363.39*

Leonid Leontyevich Laskavy
Born: *1938*

Posts held over the past 5 years:
Period: *1994 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *First Deputy General Director – Technical Director*

Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Management Board*

Period: *1996 –2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *1996-1998*

Company: *"SFMT-Krasnodar" CJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *1997-2002*
Company: *"Kuban-GSM" CJSC*
Industry: *Cellular Telecommunications*
Post: *Member of the Board of Directors*

Period: *1998-2001*
Company: *"TeleRoss-Kubanelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Member of the Management Board*

Period: *2001-2002*
Company: *"Electrosvyaz" PJSC, Kalmykia Republic*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *First Deputy General Director – Technical Director*

Share in the Issuer's legal capital: *0,0592 %*
Share in the Issuer's branch establishments/subordinate companies: *none*

Remuneration paid in the quarter under review:
Salary (RUR): *197 100*
Bonus payments (RUR): *158 821.47*
Commission (RUR): *0*
Other allowances (RUR): *0*
Total (RUR): *355 921.47*

Andrey Alexandrovich Litvinov
Born: *1973*

Posts held over the past 5 years:
Period: *1997 – 2001*
Company: *"Rostovelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Economist, head of securities department*

Period: *2001-present time*

Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Deputy General Director*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Member of the Management Board*

Period: *2002-2002*
Company: *"Kabardino-Balkarskie telecomunikatsii" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2002-2002*
Company: *"Svyazinform" PJSC, Astrakhan Region*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Share in the Issuer's legal capital: *none*
Share in the Issuer's branch establishments/subordinate companies: *none*

Remuneration paid in the quarter under review:
Salary (RUR): *165 400.99*
Bonus payments (RUR): *153 300*
Commission (RUR): *2 888 304.8*
Other allowances (RUR): *0*
Total (RUR): *3 207 005.79*

Vladislav Andreevich Statuyev
Born: *1956*

Posts held over the past 5 years:
Period: *1997 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Head of Security Department*

Period: *2001 –2001*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Head of Security Department*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Deputy General Director*

Period: *2002-present time*

Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Management Board***

Share in the Issuer's legal capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid during the quarter under review:
Salary (RUR): ***159 873.17***
Bonus payments (RUR): ***170 900***
Commission (RUR): ***8 640***
Other allowances (RUR): ***94 302.46***
Total (RUR): ***433 715.63***

Svetlana Gennadyevna Fefilova
Born: ***1970***

Posts held over the past 5 years:
Period: ***1996 – 2000***
Company: ***"Arttelecom" PJSC***
Industry: ***Telecommunications***
Post: ***senior programmer, senior accountant***

Period: ***2001 –2002***
Company: ***"Arttelecom" PJSC***
Industry: ***Telecommunications***
Post: ***Chief Accountant***

Period: ***2002 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***Deputy General Director - Chief Accountant***

Period: ***2002-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Management Board***

Share in the Issuer's legal capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid in the quarter under review:
Salary (RUR): ***147 964.88***
Bonus payments (RUR): ***167 650***
Commission (RUR): ***8 208***
Other allowances (RUR): ***0***
Total (RUR): ***323 822.88***

Sergey Nikolaevich Kharchenko
Born: ***1969***

Posts held over the past 5 years:
Period: *1997 –1999*
Company: ***Krasnodar GUES – subsidiary of "Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***acting chief engineer***

Period: ***1999-2001***
Company: ***Krasnodar GUES – subsidiary of "Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***1st Deputy Director – Technical Director***

Period: ***2001 – 2001***
Company: ***Krasnodar GUES – subsidiary of "Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***1st Deputy Director – Technical Director***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***Deputy General Director***

Period: ***2002-2002***
Company: ***"Sevosetinelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Management Board***

Share in the Issuer's legal capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid in the quarter under review:
Salary (RUR): ***156 000***
Bonus payments (RUR): ***146 707.87***
Commission (RUR): ***0***
Other allowances (RUR): ***0***
Total (RUR): ***302 707.87***

Alexander Petrovich Shipulin
Born: ***1953***

Posts held over the past 5 years:
Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***

Post: *Member of the Management Board*

Period: *1996-1998*
Company: *"SFMT-Krasnodar" CJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *1997 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Deputy General Director for External Economic Links, Marketing and Advertising*

Period: *1998-present time*
Company: *"TeleRoss-Kubanelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2000-present time*
Company: *"Yuzhni Telecom Ltd."*
Industry: *Telecommunications*
Post: *Director*

Period: *2001-present time*
Company: *Association of the telecom operators of the Northern Caucasus.*
Industry: *Telecommunications*
Post: *Executive director*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Deputy General Director*

Period: *2001-present time*
Company: *"Kuban-GSM" CJSC*
Industry: *Cellular Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Member of the Management Board*

Period: *2002-2002*
Company: *"Karachaevo-Cherkesskelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Share in the Issuer's legal capital: *0,0357 %*
Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid during the quarter under review:
Salary (RUR): ***176 291.86***
Bonus payments (RUR): ***152 698.71***
Commission (RUR): ***0***
Other allowances (RUR): ***0***
Total (RUR): ***328 990.57***

The person , acting as the Issuer's personal executive organ: ***Gorbachev Vladimir Lukich***

23. Remuneration paid to the Board of Directors'(supervisory board) members and to other officials of the Issuer.

Sum total of remuneration paid to the persons, listed in items 21 and 22, over the period under review.
Salary (RUR): ***1 759 764.41***
Bonus payments (RUR): ***4 079 976.51***
Commission (RUR): ***2 905 152.8***
Other allowances (RUR): ***174 135.04***
Total (RUR): ***8 919 028.76***

See also items 21 and 22.

24. Information about the legal persons where the Issuer has stockholdings.

Legal persons where the Issuer 's share accounts for not less than 5 % of their authorized capital :

Name: ***"Avtocenter-Yug " Close Joint-Stock Company***
Location: ***48, Myskhakskoye Avenue, Novorossiysk***
Postal address:***48, Myskhakskoye Avenue, Novorossiysk, 353 919***
The Issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Material and Technical Supplies Center" Close Joint Stock Company***
Location: ***5/2, Vishnyakovoy St., Krasnodar***
Postal address:***5/2, Vishnyakovoy St., Krasnodar, 350 001***
The Issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Yugsvyazstroy" Close Joint Stock Company***
Location: ***110/1, Ayvazovskogo St., Krasnodar***
Postal address: ***110/1, Ayvazovskogo St., Krasnodar 350040***
The Issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Armavirski zavod svyazi (Communication Facilities Plant)" Closed Joint-Stock Company-Branch Establishment***
Location: ***1a, Urupskaya St., Armavir, Krasnodar Region***

Postal address: ***1a, Urupskaya St., Armavir, Krasnodar Region***
The Issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Health-care complex "Orbita" Close Joint Stock Company***
Location: ***Olginka, Tuapse district, Krasnodar Region***
Postal address: ***Olginka, Tuapse district, Krasnodar Region, 352840***
The Issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Factorial-99" Limited company***
Location: ***47, Bratski per., Rostov-on-Don 344082***
Postal address: ***47, Bratski per., Rostov-on-Don 344082***
The Issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Interelectrosvyaz" Close Joint Stock Company***
Location: ***5, 19 Partsyezda St., Vozhski, Volgograd Region***
Postal address: ***5, 19 Partsyezda St., Volzhski, Volgograd Region***
The Issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Private security agency "Zashchita-S" Close Joint Stock Company***
Location: ***47/1, Sovetskaya St., Volgograd***
Postal address: ***9, Mira St., Volgograd 400 131***
The Issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Intmashservice" Limited Company***
Location: ***8, Golubinskaya St., Volgograd 400 131***
Postal address: ***121, Zhukova St., Volgograd 400 048***
The Issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Telesot-Alania" Close Joint Stock Company***
Location: ***6, Gugkaeva St., Vladikavkaz RSO-A***
Postal address: ***6, Gugkaeva St., Vladikavkaz RSO-A 362 035***
The Issuer's share in the legal person's authorized capital: ***52.5 %***

Name: ***"Stavtelecom named after V.I. Kuzminov" Close Joint Stock Company***
Location: ***10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035 Russia***
Postal address: ***23, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355000 Russia***
The Issuer's share in the legal person's authorized capital: ***51 %***

Name: ***"Volgograd-GSM" Close Joint Stock Company***
Location: ***9, Mira St., Volgograd 400 131, Russian Federation***
Postal address: ***21, Kommunisticheskaya St., Volgograd-66***
The Issuer's share in the legal person's authorized capital: ***50 %***

Name: ***"TeleRoss-Kubanelectrosvyaz " Close Joint-Stock Company***
Location: ***110/1, Ayvazovskogo Str.,Krasnodar***
Postal address: ***110/1, Ayvazovskogo Str.,Krasnodar***
The Issuer's share in the legal person's authorized capital: ***50 %***

Name: *"Stavropolskaya Sotovaya Svyaz" Close Joint-Stock Company*
Location: *10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035 Russia*
Postal address: *7, Kominterna St., Stavropol, Stavropol Territory 355000 Russia*
The Issuer's share in the legal person's authorized capital: *50 %*

Name: *"Astrakhan-Mobile" Close Joint-Stock Company*
Location: *3, Studencheskaya Str., Astrakhan 414 004*
Postal address: *37, J. Reed Str., Astrakhan 414 004*
The Issuer's share in the legal person's authorized capital: *50 %*

Name: *"Volgograd-Mobile" Close Joint-Stock Company*
Location: *13a, Nevskaya Str., Volgograd*
Postal address: *13a, Nevskaya Str., Volgograd*
The Issuer's share in the legal person's authorized capital: *50 %*

Name: *"TeleRoss-Volgograd" Close Joint-Stock Company*
Location: *16, Mira Str., Volgograd 400 131*
Postal address: *Room 101, 88, Lenin Str., Volgograd 400005*
The Issuer's share in the legal person's authorized capital: *50 %*

Name: *"ZanElCom" Close Joint-Stock Company*
Location: *7/2, Novolesnaya Str., Moscow 103055 Russia*
Postal address: *7/2, Novolesnaya Str., Moscow 103055 Russia*
The Issuer's share in the legal person's authorized capital: *45 %*

Name: *"Mobilcom" Close Joint-Stock Company*
Location: *14, M. Gorky Str., Vladikavkaz RSO-A*
Postal address: *16, Tamaeva Str., Vladikavkaz RSO-A 362040*
The Issuer's share in the legal person's authorized capital: *35 %*

Name: *"Sotovaya svyaz-Alania" Close Joint-Stock Company*
Location: *14, M. Gorky Str., Vladikavkaz RSO-A*
Postal address: *14, M. Gorky Str., Vladikavkaz RSO-A 362040*
The Issuer's share in the legal person's authorized capital: *30 %*

Name: *"Stavropolskoe Kommercheskoe Efirnoe Televidenie" Open Joint-Stock Company*
Location: *4, Tukhachevskogo Str., Stavropol, Stavropol Territory, 355035 Russia*
Postal address: *406, Lenin Str., Stavropol, Stavropol Territory, 355035 Russia*
The Issuer's share in the legal person's authorized capital: *26.82 %*

Name: *"Telekinokompania IR" Close Joint-Stock Company*
Location: *2-a, Osetinskaya gorka Str., Vladikavkaz RSO-A*
Postal address: *2-a, Osetinskaya gorka Str., Vladikavkaz RSO-A 362007*
The Issuer's share in the legal person's authorized capital: *23.5 %*

Name: *"Karachaevo-CherkesskTeleSot" Close Joint-Stock Company*
Location: *17, Soyuzny per., Cherkessk, 369000*

Postal address: ***17, Soyuzny per., Cherkessk, 369000***
The Issuer's share in the legal person's authorized capital: ***20 %***

Name: ***"Rostelegraph" Close Joint-Stock Company***
Location: ***7, Tverskaya Str., Moscow 103375***
Postal address: ***7, Tverskaya Str., Moscow 103375***
The Issuer's share in the legal person's authorized capital: ***15.68 %***

Name: ***" Krasnodarbank " Commercial Joint-Stock Bank***
Location: ***Krasnodar***
Postal address: ***70, Karasunskaya St., Krasnodar 350 000***
The Issuer's share in the legal person's authorized capital: ***13,5 %***

Name: ***"Startcom" Close Joint-Stock Company***
Location: ***6, 2nd Spasonalikovski per., Moscow-49 117909***
Postal address: ***building 2, 26, Zoologicheskaya Str., Moscow 123056***
The Issuer's share in the legal person's authorized capital: ***11.1%***

Name: ***"StavTeleSot" Close Joint-Stock Company***
Location: ***10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035 Russia***
Postal address: ***98, Karl Marx Pr., Stavropol, Stavropol Territory 355035 Russia***
The Issuer's share in the legal person's authorized capital: ***10 %***

Name: ***"Astrakhan Page" Limited Company***
Location: ***16, Trusova Str., Astrakhan 414000***
Postal address: ***16, Trusova Str., Astrakhan 414000***
The Issuer's share in the legal person's authorized capital: ***10 %***

Name: ***"TRANK" Close Joint-Stock Company***
Location: ***3, Studencheskaya Str., Astrakhan 414 004***
Postal address: ***6/6, Savushkina Str., Astrakhan 414 056***
The Issuer's share in the legal person's authorized capital: ***10 %***

25. Stockholding in the Issuer's Charter capital of all legal persons and their officials, where the Issuer's share accounts for more than 5% of the Charter capital:

25.1. Name: ***"Intmashservice" Limited Company***
Location: ***8, Golubinskaya St., Volgograd 400 131***
Postal address: ***121, Zhukova St., Volgograd 400 048***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:
25.1.1. ***Gennagy Dmitrievich Diyanov***
Function: ***Personal executive organ***
Share in the Issuer's charter capital: ***0,0004%***

25.2. Name: ***"Armavir Communication Facilities Plant" Close Joint-Stock Company-Branch Establishment***

Location: ***1a, Urupskaya St., Armavir, Krasnodar Region***
Postal address: ***1a, Urupskaya St., Armavir, Krasnodar Region***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.2.1. ***Vladimir Yaroslavovich Stasyuk***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.2.2. ***Vasili Grigoryevich Kusjkov***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,13463%***

25.2.3. ***Mikhail Georgievich Baryshnikov***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,00006%***

25.2.4. ***Nikolay Nikolaevich Mikhaylichenko***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,00004%***

25.2.5. ***Vitali Ivanovich Kondratyev***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,01755%***

25.3. Name: ***Close Joint-Stock Company "Health-care complex "Orbita"***
Location: ***Olginka, Tuapse District, Krasnodar Territory***
Postal address: ***Olginka, Tuapse district, Krasnodar Region, 352840***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.3.1. ***Lyudmila Borisovna Sotnikova***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,008%***

25.3.2. ***Zakhar Kevorkovich Avedisyan***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,23%***

25.3.3. ***Julia Yuryevna Lezhnina***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.3.4. ***Lyudmila Ivanovna Sidorova***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.3.5. ***Victor Saveljevich Chaban***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,0142%***

25.4. Name: ***Close Joint-Stock Company "Center of material and technical supplies"***
Location: ***5/2, Vishnyakovoy St., Krasnodar***
Postal address: ***5/2, Vishnyakovoy St., Krasnodar, 350 001***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.4.1. ***Nikolay Vladimirovich Martynenko***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,0004%***

25.4.2. ***Vasili Dmitrievich Voronov***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,179%***

25.4.3. ***Mariya Ivanovna Golubykh***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.4.4. ***Alexander Borisovich Shilin***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,00007%***

25.4.5. ***Alexander Georguievich Sokolchik***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,0036%***

25.5. Name: ***Close Joint-Stock Company "Avtocenter-Yug"***
Location: ***48, Myskhakskoye Shosse, Novorossiysk***
Postal address: ***48, Myskhakskoye Shosse, Novorossiysk, Krasnodar Region***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.5.1. ***Sergey Victorovich Salomatin***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.5.2. ***Eduard Semyonovich Ilyushin***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,1989%***

25.5.3. ***Sergey Sergeevich Lychak***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0 %***

25.5.4. ***Valeri Mikhailovich Orlov***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,015%***

25.5.5. ***Eduard Yakovlevich Groysman***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.6 Name: ***"Factorial-99" Limited company***
Location: ***47, Bratski per., Rostov-on-Don 344082***
Postal address: ***47, Bratski per., Rostov-on-Don 344082***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***

25.7 Name: ***"Interelectrosvyaz" Close Joint Stock Company***
Location: ***5, 19 Partsyezda St., Vozhski, Volgograd Region***
Postal address: ***5, 19 Partsyezda St., Volzhski, Volgograd Region***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:
25.7.1. ***Balandin Yevgeni Mikhailovich***
Function: ***Personal executive organ***
Share in the Issuer's charter capital: ***0,0009%***

25.8 Name: ***"Private security agency "Zashchita-S" Close Joint Stock Company***
Location: ***47/1, Sovetskaya St., Volgograd***
Postal address: ***9, Mira St., Volgograd 400 131***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:
25.8.1. ***Nikiforov Viktor Vasilyevich***
Function: ***Personal executive organ***
Share in the Issuer's charter capital: ***0,00005%***

25.9 Name: ***Close Joint-Stock Company "Yugsvyazstroy"***
Location: ***110/1, Ayvazovskogo St., Krasnodar***
Postal address: ***110/1, Ayvazovskogo St., Krasnodar 350040***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:
25.9.1. ***Shchennikov Maxim Gennadyevich***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.9.2. ***Valeri Ivanovich Kurenoy***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.9.3. ***Olga Vladimirovna Serbina***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,00007%***

25.9.4. ***Nikolay Vasiljevich Sergienko***
Function: ***Member of the Board of Directors***

Share in the Issuer's charter capital: ***0,031%***

25.9.5. ***Stanislav Leonidovich Novokovski***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,15%***

25.10 Name: ***"Telesot-Alania" Close Joint Stock Company***
Location: ***6, Gugkaeva St., Vladikavkaz RSO-A***
Postal address: ***6, Gugkaeva St., Vladikavkaz RSO-A 362 035***
The Issuer's share in the legal person's authorized capital: ***52.5 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.10.1. ***Kozhiev Taimuraz Beshtauovich***
Function: ***Personal executive organ***
Share in the Issuer's charter capital: ***0.0084%***

25.10.2. ***Gasrataliev Ibadulla Gasratalievich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,016%***

25.10.3. ***Kiryachenko Ivan Kirillovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,037%***

25.10.4. ***Kozhiev Beshtau Kanamatovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,22%***

25.10.5. ***Korbanj Lyudmila Afanasievna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,02%***

25.11. Name: ***"Stavtelecom named after V.I. Kuzminov" Close Joint Stock Company***
Location: ***10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035 Russia***
Postal address: ***23, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355000 Russia***
The Issuer's share in the legal person's authorized capital: ***51 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.11.1. ***Samoylenko Svetlana Vladimirovna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.0005%***

25.11.2. ***Tolmachova Natalia Alekseevna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,00007%***

25.11.3. ***Zemtsev Alexander Vladimirovich***

Function: ***Personal executive organ***
Share in the Issuer's charter capital: ***0,002%***

25.12. Name: ***Close Joint-Stock Company "TeleRossKubanelectrosvyaza"***
Location: ***110/1,Aivazovskogo St., Krasnodar***
Postal address: ***110/1,Aivazovskogo St., Krasnodar, 350 040***
The Issuer's share in the legal person's authorized capital: ***50 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:
25.6.1. ***Vladimir Lukich Gorbachev***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,0891%***

25.6.2. ***Ivan Fyodorovich Ignatenko***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,0346%***

25.6.3. ***Alexander Petrovich Shipulin***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,0357%***

25.6.4. ***Alexander Georgievich Kudryavtsev***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.6.5. ***Daniel Horemans***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.13 Name: ***"Stavropolskaya Sotovaya Svyaz" Close Joint-Stock Company***
Location: ***10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035 Russia***
Postal address: ***7, Kominterna St., Stavropol, Stavropol Territory 355000 Russia***
The Issuer's share in the legal person's authorized capital: ***50 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:
25.6.1. ***Pshenichnaya Lyudmila Ivanovna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,0038%***

25.6.2. ***Zavyazkin Roman Alekseevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,000008%***

25.14 Name: ***"Volgograd-GSM" Close Joint Stock Company***
Location: ***9, Mira St., Volgograd 400 131, Russian Federation***
Postal address: ***21, Kommunisticheskaya St., Volgograd-66***
The Issuer's share in the legal person's authorized capital: ***50 %***
This person's share in the Issuer's authorized capital: ***none***

Officials:

25.14.1. *Izyurjev Leonid Mikhailovich*
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,0019%***

25.15 Name: ***"Astrakhan-Mobile" Close Joint-Stock Company***
Location: ***3, Studencheskaya Str., Astrakhan 414 004***
Postal address: ***37, J. Reed Str., Astrakhan 414 004***
The Issuer's share in the legal person's authorized capital: ***50 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.15.1. ***Prachkin Alexey Petrovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,13%***

25.15.2. ***Nikitin Sergey Ivanovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,13%***

25.16 Name: ***"Volgograd-Mobile" Close Joint Stock Company***
Location: ***13a, Nevskaya St., Volgograd***
Postal address: ***13a, Nevskaya St., Volgograd***
The Issuer's share in the legal person's authorized capital: ***50 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.16.1. ***Izyurjev Leonid Mikhailovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,0019%***

25 17 Name: ***"TeleRoss-Volgograd" Close Joint-Stock Company***
Location: ***16, Mira Str., Volgograd 400 131***
Postal address: ***Room 101, 88, Lenin Str., Volgograd 400005***
The Issuer's share in the legal person's authorized capital: ***50 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.17.1. ***Malyarenko Arthur Nikolaevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,001%***

25.17.2. ***Dunyushkin Alexander Alexandrovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,02%***

25. 18 Name: ***"ZanElCom" Close Joint-Stock Company***
Location: ***7/2, Novolesnaya Str., Moscow 103055 Russia***
Postal address: ***7/2, Novolesnaya Str., Moscow 103055 Russia***
The Issuer's share in the legal person's authorized capital: ***45 %***
This person's share in the Issuer's authorized capital: ***none***

25.19 Name: ***"Mobilcom" Close Joint-Stock Company***

Location: ***14, M. Gorky Str., Vladikavkaz RSO-A***
Postal address: ***16, Tamaeva Str., Vladikavkaz RSO-A 362040***
The Issuer's share in the legal person's authorized capital: ***35 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.19.1. ***Kolesnik Alexander Mikhailovich***
Function: ***Personal executive organ***
Share in the Issuer's charter capital: ***0,0078%***

25.19.2. ***Dzakhoev Alan Yurjevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,0004%***

25.19.3. ***Kiryachenko Igor Ivanovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,0061%***

25.19.4. ***Kolesnik Alexander Mikhailovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,0078%***

25.20 Name: ***"Sotovaya svyaz-Alania" Close Joint-Stock Company***
Location: ***14, M. Gorky Str., Vladikavkaz RSO-A***
Postal address: ***14, M. Gorky Str., Vladikavkaz RSO-A 362040***
The Issuer's share in the legal person's authorized capital: ***30 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.20.1. ***Kozhiev Alan Beshtauovich***
Function: ***Personal executive organ***
Share in the Issuer's charter capital: ***0.012%***

25.20.2. ***Korbanj Lyudmila Afanasievna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,02%***

25.21 Name: ***"Stavropolskoe Kommercheskoe Efirnoe Televidenie" Open Joint-Stock Company***
Location: ***4, Tukhachevskogo Str., Stavropol, Stavropol Territory, 355035 Russia***
Postal address: ***406, Lenin Str., Stavropol, Stavropol Territory, 355035 Russia***
The Issuer's share in the legal person's authorized capital: ***26.82 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.21.1. ***Buyanova Valentina Petrovna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.00005%***

25.21.2. ***Streljnikov Vladimir Ivanovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,00025%***

25.22 Name: ***"Telekinokompania IR" Close Joint-Stock Company***
Location: ***2-a, Osetinskaya gorka Str., Vladikavkaz RSO-A***
Postal address: ***2-a, Osetinskaya gorka Str., Vladikavkaz RSO-A 362007***
The Issuer's share in the legal person's authorized capital: ***23.5 %***
This person's share in the Issuer's authorized capital: ***none***

25.23 Name: ***"Karachaevo-CherkesskTeleSot" Close Joint-Stock Company***
Location: ***17, Soyuzny per., Cherkessk, 369000***
Postal address: ***17, Soyuzny per., Cherkessk, 369000***
The Issuer's share in the legal person's authorized capital: ***20 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.23.1. ***Karetin Vadim Grigoryevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.027%***

25.23.2. ***Akbashev Alexander Ayubovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.00018%***

25.23.3. ***Butko Alexander Semyonovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.0048%***

25.23.4. ***Ostroukhov Nikolay Vasiljevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.0031%***

25.24 Name: ***"Rostelegraph" Close Joint-Stock Company***
Location: ***7, Tverskaya Str., Moscow 103375***
Postal address: ***7, Tverskaya Str., Moscow 103375***
The Issuer's share in the legal person's authorized capital: ***15.68 %***
This person's share in the Issuer's authorized capital: ***none***

25.25. Name: ***Joint-Stock Commercial Bank "Krasnodarbank"***
Location: ***70, Karasunskaya St., Krasnodar***
Postal address: ***70, Karasunskaya St., Krasnodar***
The Issuer's share in the legal person's legal capital: ***13,5 %***
This person's share in the Issuer's legal capital: ***none***

25 26 Name: ***"Startcom" Close Joint-Stock Company***
Location: ***6, 2nd Spasonalikovski per., Moscow-49 117909***
Postal address: ***building 2, 26, Zoologicheskaya Str., Moscow 123056***
The Issuer's share in the legal person's authorized capital: ***11.1%***
This person's share in the Issuer's legal capital: ***none***

25.27 Name: ***"Astrakhan Page" Limited Company***
Location: ***16, Trusova Str., Astrakhan 414000***
Postal address: ***16, Trusova Str., Astrakhan 414000***

The Issuer's share in the legal person's authorized capital: ***10 %***
This person's share in the Issuer's legal capital: ***none***

25.28 Name: ***"StavTeleSot" Close Joint-Stock Company***
Location: ***10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035 Russia***
Postal address: ***98, Karl Marx Pr., Stavropol, Stavropol Territory 355035 Russia***
The Issuer's share in the legal person's authorized capital: ***10 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.28.1. ***Roitblat Alexander Markovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.015%***

25.28.2. ***Malova Antonida Mikhailovna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.00053%***

25.28.3. ***Karetin Vadim Grigorjevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.027%***

25.29 Name: ***"TRANK" Close Joint-Stock Company***
Location: ***3, Studencheskaya Str., Astrakhan 414 004***
Postal address: ***6/6, Savushkina Str., Astrakhan 414 056***
The Issuer's share in the legal person's authorized capital: ***10 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.29.1. ***Kononenko Iraida Pavlovna***
Function: ***Personal executive organ***
Share in the Issuer's charter capital: ***0.0094%***

25.29.2. ***Prachkina Lyudmila Vladimirovna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.0083%***

25.29.3. ***Nikitina Lyudmila Ivanovna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.016%***

26. Other Issuer's affiliated persons:
26.1 Name: " ***Insurance company "Kostars"Closed Joimt Stock Company***
Location: ***room 33-08, 42/3, Lenunski pr., Moscow, 117119***
Postal address: ***15a, Kalanchevskaya St., Moscow, 107078***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.2 Name: ***Closed Joint Stock company "Joint Stock Commercial Innovation Bank of Telecommunications and Informatics Development "Pochtobank"***
Location: ***68, Lenin St., Perm, 614096***

Postal address: ***68, Lenin St., Perm, 614096***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.3 Name: ***Closed Joint Stock Company "Altel"***
Location: ***54-B, Lenin pr., Barnaul, 656099***
Postal address: ***54-B, Lenin pr., Barnaul, 656099***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.4 Name: ***Closed Joint Stock Company "BRIZ" Ltd.***
Location: ***17-1, Starokonyushenny per., Moscow, 121002***
Postal address: ***17-1, Starokonyushenny per., Moscow, 121002***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.5 Name: ***Closed Joint Stock Company "Bryanskie sotovye seti"***
Location: ***9, Karl Marx St., Bryansk, 241000***
Postal address: ***9, Karl Marx St., Bryansk, 241000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.6 Name: ***Closed Joint Stock Company "Westelcom"***
Location: ***26, Suschovski val., Moscow, 12701864***
Postal address: ***26, Suschovski val., Moscow, 127018***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.7 Name: ***Closed Joint Stock Company "VSNET"***
Location: ***6, Kukuevitskogo St., Surgut, Khanty-Mansiyski autonomous okrug, Tyumenskaya Region, 626400***
Postal address: ***6, Kukuevitskogo St., Surgut, Khanty-Mansiyski autonomous okrug, Tyumenskaya Region, 626400***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.8 Name: ***Closed Joint Stock Company " Dag.TV-inform"***
Location: ***3, Lenin pr., Makhachkala, 367012***
Postal address: ***3, Lenin pr., Makhachkala, 367012***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.9 Name: ***Closed Joint Stock Company " Dagestanskaya sotovaya svyaz"***
Location: ***3, Lenin pr., Makhachkala, 367012***
Postal address: ***7, Oscara St., Makhachkala, 367012***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.10 Name: ***Closed Joint Stock Company " Yeniseitelecom"***
Location: ***102, Mira pr., Krasnoyarsk-17, 660017***

Postal address: ***102, Mira pr., Krasnoyarsk-17, 660017***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.11 Name: ***Closed Joint Stock Company " Engineering center"***
Location: ***16, Kazakova St., Moscow, 103064***
Postal address: ***16, Kazakova St., Moscow, 103064***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.12 Name: ***Closed Joint Stock Company " Kaluzhskaya sotovaya svyaz"***
Location: ***38, Teatralnaya St., Kaluga, 248600***
Postal address: ***85/2, Nikitina St., Kaluga, 248003***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.13 Name: ***Closed Joint Stock Company "Kurganski Sotovy Telefon"***
Location: ***13, Sverdlov St., Kurgan, 640003 RF***
Postal address: ***13, Sverdlov St., Kurgan, 640003 RF***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.14 Name: ***" Lakhdenpokhski telefon" Closed Joint Stock Company***
Location: ***26, Lenin St., Lakhdenpokhya, Karelia Republic, 186730***
Postal address: ***2b, Zakhodskogo St., Lakhdenpokhya, Karelia Republic, 186730***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.15 Name: ***"Nizhegorodskaya Sotovaya Svyaz" Closed Joint Stock Company***
Location: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
Postal address: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.16 Name: ***"Nizhegorodski Radiotelefon" Closed Joint Stock Company***
Location: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
Postal address: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.17 Name: ***" Novgorod Deitacom" Closed Joint Stock Company***
Location: ***22, Industrialnaya St., Pankovka, Velikiy Novgorod***
Postal address: ***20, Mikhaylova St.,Velikiy Novgorod, 173000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.18 Name: ***" Novocom"Closed Joint Stock Company***
Location: ***12, Lenin St., Novosibirsk-99***
Postal address: ***12, Lenin St., Novosibirsk-99***

The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.19 Name: " ***Altayskaya investment company " ALTINCOM"Closed Joint Stock Company***
Location: ***96, Paparanintsev St., Barnaul, 656049***
Postal address: ***96, Paparanintsev St., Barnaul, 656049***
The Issuer's share in the affiliated person's authorized capital: ***none***

26.20 Name: " ***Baikalvestcom"Closed Joint Stock Company***
Location: ***68, 2-nd Zheleznodorozhnaya St., Irkutsk, 664005***
Postal address: ***68, 2-nd Zheleznodorozhnaya St., Irkutsk, 664005***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.21 Name: " ***Vladimir Teleservice"Closed Joint Stock Company***
Location: ***20, Gorokhovaya St., Vladimir, 600017***
Postal address: ***20, Gorokhovaya St., Vladimir, 600017***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.22 Name: " ***Vologodskaya sotovaya svyaz"Closed Joint Stock Company***
Location: ***109, Zosimovskaya St., Vologda, 160009***
Postal address: ***109, Zosimovskaya St., Vologda, 160009***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.23 Name: " ***Globalstar Cosmicheskie Telecommunications"(Globaltel)ZAO***
Location: ***25/2, Dubovaya Roscha St., Moscow, 127427***
Postal address: 5, ***3/25, Sytinski per., Moscow, 103104***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.24 Name: " ***Yermak RMS" Closed Joint Stock Company***
Location: ***3, Kominterna St., Khanty-Mansiysk, 626200***
Postal address: ***3, Kominterna St., Khanty-Mansiysk, 626200***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.25 Name: " ***Infinvest"Closed Joint Stock Company***
Location: ***68, Lenin Str., Perm, 614096***
Postal address: ***32, Gagarin bulvar., Perm, 614000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.26 Name: " ***Istok i C"Closed Joint Stock Company***
Location: ***23, Geroev St., Balakovo, Saratov region, 423800***
Postal address: ***23, Geroev St., Balakovo, Saratov region, 423800***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.27 Name: " *Kedr RMS"Closed Joint Stock Company*
Location: ***61, Sovetski pr., Kemerovo, 650099***
Postal address: ***61, Sovetski pr., Kemerovo, 650099***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.28 Name: " *Mobile Telecommunications" Closed Joint Stock Company*
Location: ***55/2, Plyuschikha St., Moscow, 119121***
Postal address: ***22, Marksistskaya St., Moscow, 109147***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.29 Name: " *Narodny Telephone Saratov"Closed Joint Stock Company*
Location: ***40, Kiseleva St., Saratov, 410600***
Postal address: ***40, Kiseleva St., Saratov, 410600***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.30 Name: " *Novosibirskaya Sotovaya Svyaz-450"Closed Joint Stock Company*
Location: ***30, Kamenskaya St., Novosibirsk, 630099***
Postal address: ***30, Kamenskaya St., Novosibirsk, 630099***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.31 Name: " *Orenburg GSM" Closed Joint Stock Company*
Location: ***11, Volodarskogo St., Orenburg, Russia, 460000***
Postal address: ***mail box 2153, Orenburg, Russia, 460052***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.32 Name: *"Primtelefon" Closed Joint Stock Company*
Location: ***24, Okeanski prospekt, Vladivostok, 690000***
Postal address: : ***24, Okeanski prospekt, Vladivostok, 690000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.33 Name: *"Pulse Radio Yoshkar-Ola" Closed Joint Stock Company*
Location: ***138, Sovetskaya St., Yoshkar-Ola***
Postal address: : ***138, Sovetskaya St., Yoshkar-Ola***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.34 Name: " *ROSPAK" Closed Joint Stock Company*
Location: ***2a, Bryusov per., Moscow, 103009***
Postal address: ***2a, Bryusov per., Moscow, 103009***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.35 Name: " *Rostelecomport" Closed Joint Stock Company*
Location: *22, Oktyabrskaya St., Kingisesht,188450*
Postal address: *22, Oktyabrskaya St., Kingisesht,188450*
The Issuer's share in the affiliated person's authorized capital: *none*
The affiliated person's share in the Issuer's authorized capital: *none*

26.36 Name: " *RTK-I" Closed Joint Stock Company*
Location: *5, Delegatskaya St., Moscow, 103091*
Postal address: *15a, Kalancheevskaya St., Moscow, 107078*
The Issuer's share in the affiliated person's authorized capital: *none*
The affiliated person's share in the Issuer's authorized capital: *none*

26.37 Name: " *RTK-Center"Closed Joint Stock Company*
Location: *15a, Kalancheevskaya St., Moscow, 107078*
Postal address: *15a, Kalancheevskaya St., Moscow, 107078*
The Issuer's share in the affiliated person's authorized capital: *none*
The affiliated person's share in the Issuer's authorized capital: *none*

26.38 Name: " *RusLizingSvyaz" Closed Joint Stock Company*
Location: *6, 2-d Spasonalivkovski per., Moscow, 117 909*
Postal address: *6, 2-d Spasonalivkovski per., Moscow, 117 909*
The Issuer's share in the affiliated person's authorized capital: *none*
The affiliated person's share in the Issuer's authorized capital: *none*

26.39 Name: *"Saint Petersburg Center of Telecommunications" Closed Joint Stock Company*
Location: *30/31, 3-d Line, Vasilyevski ostrov, St.Petersburg, 199053*
Postal address: *30/31, 3-d Line, Vasilyevski ostrov, St.Petersburg, 199053*
The Issuer's share in the affiliated person's authorized capital: *none*
The affiliated person's share in the Issuer's authorized capital: *none*

26.40 Name: *Closed Joint Stock Company "Saratov-Mobile"*
Location: *88/40, Chernyshevskogo Str.,Saratov, 410004*
Postal address: *88/40, Chernyshevskogo Str.,Saratov, 410004*
The Issuer's share in the affiliated person's authorized capital: *none*
The affiliated person's share in the Issuer's authorized capital: *none*

26.41 Name: " *Svyazinformkomplekt" Closed Joint Stock Company*
Location: *4A, Darvin St., Chelyabinsk, 454087*
Postal address: *4A, Darvin St., Chelyabinsk, 454087*
The Issuer's share in the affiliated person's authorized capital: *none*
The affiliated person's share in the Issuer's authorized capital: *none*

26.42 Name: " *Svyazproject" Closed Joint Stock Company*
Location: *29/2, Narodnogo Opolchenia St., Moscow, 123154*
Postal address: *29/2, Narodnogo Opolchenia St., Moscow, 123824*
The Issuer's share in the affiliated person's authorized capital: *none*
The affiliated person's share in the Issuer's authorized capital: *none*

26.43 Name: " *Sibirskie Sotovye Sistemy-900"Closed Joint Stock Company*

Location: ***Room 571, 31,2-nd Soyuza Molodyozhy St., Novosibirsk, 630082***
Postal address: ***Room 571, 31,2-nd Soyuza Molodyozhy St., Novosibirsk, 630082***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.44 Name: " ***Sotovaya svyaz Birobidzhana"Closed Joint Stock Company***
Location: ***16, Prospect 60-letia SSSR, Birobidzhan, 692200***
Postal address: ***16, Prospect 60-letia SSSR, Birobidzhan, 692200***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.45 Name: " ***Sotovaya svyaz Mordovii"Closed Joint Stock Company***
Location: ***13, Bolshevistskaya St., Saransk, Mordovia Republic, Russia***
Postal address: ***13, Bolshevistskaya St., Saransk, Russia***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.46 Name: " ***Telebarents"Closed Joint Stock Company***
Location: ***37, Parkovaya St., Petrozavodsk, 185014***
Postal address: ***37, Parkovaya St., Petrozavodsk, 185014***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.47 Name: " ***Teleross-Vladivostok" Closed Joint Stock Company***
Location: ***36,Praporschika Komarova St.,Vladivostok, 690000***
Postal address: ***36,Praporschika Komarova St.,Vladivostok, 690000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.48 Name: " ***TeleRoss-Voronezh" Closed Joint Stock Company***
Location: ***35, Revolutsii Prospect,Voronezh, 394000***
Postal address: ***35, Revolutsii Prospect,Voronezh, 394000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.49 Name: " ***TeleRoss-Novosibirsk" Closed Joint Stock Company***
Location: ***5,Lenin St.,Novosibirsk, 930099***
Postal address: ***5,Lenin St.,Novosibirsk, 930099***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.50 Name: " ***TeleRoss-Tyumen" Closed Joint Stock Company***
Location: ***61, Respubliki St.,Tyumen, 625000***
Postal address: ***61, Respubliki St.,Tyumen, 625000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.51Name: ***"TyumenRuscom" Closed Joint Stock Company***
Location: ***56, Malygina St.,Tyumen, 625048***

Postal address: ***56, Malygina St.,Tyumen, 625048***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.52 Name: " ***Ulyanovsk-GSM"Closed Joint Stock Company***
Location: ***60, L.Tolstogo St., Ulyanovsk, 432601***
Postal address: ***41, Krasnoarmeyskaya St., Ulyanovsk, 432063***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.53 Name: " ***Usolski telephone"Closed Joint Stock Company***
Location: ***69, Mendeleeva St., Usolye-Sibirskoe, Irkutsk region, 665470***
Postal address: ***69, Mendeleeva St., Usolye-Sibirskoe, Irkutsk region, 665470***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.54 Name: " ***Firm "Permtelecom"Closed Joint Stock Company***
Location: ***45, Podlesnaya St., Perm, 614066***
Postal address: ***45, Podlesnaya St., Perm, 614066***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.55 Name: " ***FK-svyaz" Closed Joint Stock Company***
Location: ***14, Volgogradski pr., Moscow, 109316***
Postal address: ***14, Volgogradski pr., Moscow, 109316***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.56 Name: ***"Center vnedrenia specializirovannyh system"Closed Joint Stock Company***
Location: ***161, Kirova St., Chelyabinsk, 454005***
Postal address: ***161, Kirova St., Chelyabinsk, 454005***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.57 Name: ***"Digital Telecommunications" Closed Joint Stock Company***
Location: ***20a, Gagarin St., Cheboksary, 428000***
Postal address: ***20a, Gagarin St., Cheboksary, 428000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.58 Name: ***"Chery- Page" Closed Joint Stock Company***
Location: ***83, K.Ivanov St., Cheboksary, 428018***
Postal address: ***83, K.Ivanov St., Cheboksary, 428018***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.59 Name: " ***Yuzhno-Sibirskaya Sotovaya svyaz"Closed Joint Stock Company***
Location: ***13, Severo-Zapadnaya St., Barnaul***

Postal address: ***13, Severo-Zapadnaya St., Barnaul***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.60 Name: " ***United Telecom Ural"Closed Joint Stock Company***
Location: ***9, 25 Let Oktyabrya St., Perm, 614000***
Postal address: ***9, 25 Let Oktyabrya St., Perm, 614000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.61 Name: " ***Russki acceptny bank" Commercial Bank***
Location: ***15a, Kalancheevskaya St., Moscow, 107078***
Postal address: ***15a, Kalancheevskaya St., Moscow, 107078***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.62 Name: " ***Region-Svyaz" Non-state superannuation fund***
Location: ***278, Pushkinskaya St., Izhevsk, 426008***
Postal address: ***278, Pushkinskaya St., Izhevsk, 426008***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.63 Name: " ***Svyazist" Non-state superannuation fund***
Location: ***10, Tsvillinga St., Chelyabinsk, 454000***
Postal address: ***10, Tsvillinga St., Chelyabinsk, 454000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.64 Name: " ***Perminform" Limited Company***
Location: ***2, Krupskoy St., Perm, 614060***
Postal address: ***2, Krupskoy St., Perm, 614060***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.65 Name: " ***AMT" Limited Company***
Location: ***14, Sinopskaya nab., Saint-Petersburg***
Postal address: ***3-5, B. Morskaya St., Saint-Petersburg, 191186***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.66 Name: " ***Bona" Limited Company***
Location: ***45, Troitsky pr., Arkhangelsk, 163061, Russia***
Postal address: ***45, Troitsky pr., Arkhangelsk, 163061, Russia***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.67 Name: " ***VladPage"Limited Company***
Location: ***42, Gorkogo St., Vladimir, 600000***
Postal address: ***42, Gorkogo St., Vladimir, 600000***
The Issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the Issuer's authorized capital: ***none***

26.68 Name: " ***Vladimirski taxofon" Limited Company***
Location: ***32"B", Stroiteley pr., Vladimir, 600014***
Postal address: ***32"B", Stroiteley pr., Vladimir, 600014***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.69 Name: " ***Vyatka page" Limited Company***
Location: ***1, Uralskaya St., Kirov***
Postal address: ***115, Oktyabrski pr., Kirov***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.70 Name: " ***Vyatskaya sotovaya svyaz" Limited Company***
Location: ***1, Uralskaya St., Kirov***
Postal address: ***1, Uralskaya St., Kirov***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.71 Name: " ***Informtek"Limited Company***
Location: ***7, Sokhanya St., Yalta, Crimea, Ukraine, 334200***
Postal address: : ***7, Sokhanya St., Yalta, Crimea, Ukraine, 334200***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.72 Name: " ***Kamalyaskcom" Limited Company***
Location: ***56, Leninskaya St.,Petropavlovsk-Kamchatski, 683000***
Postal address: ***56, Leninskaya St.,Petropavlovsk-Kamchatski, 683000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.73 Name: " ***Mobil-Com" Limited Company***
Location: ***17, Mira St., Vladimir, 600017***
Postal address: ***17, Mira St., Vladimir, 600017***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.74 Name: " ***Pagetelecom"Limited Company***
Location: ***6, Stroiteley pr., Cherepovets, Vologda region, 162627***
Postal address: ***6, Stroiteley pr., Cherepovets, Vologda region, 162627***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.75 Name: " ***Perm TV and Radio Company "Ural Inform TV" Limited Company***
Location: ***2, Krupskoy St., Perm, 614060***
Postal address: ***2, Krupskoy St., Perm, 614060***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.76 Name: " *Policomp"Limited Company*
Location: ***24, B.Morskaya St., Saint-Petersburg, 191186***
Postal address: ***20, B.Morskaya St., Saint-Petersburg, 191186***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.77 Name: " *Radio-Rezonans" Limited Company*
Location: ***8, Okski syezd, N.Novgorod, 603022***
Postal address: ***8, Okski syezd, N.Novgorod, 603022***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.78 Name: " *Sevtelecom"Limited Company*
Location: ***27, Leningradskaya St., Murmansk, 183038***
Postal address: ***27, Leningradskaya St., Murmansk, 183038***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.79 Name: " *Telecom-Stroy"Limited Company*
Location: ***92, Parizhskoy Komunny St., Ivanovo, 153017, Russian Federation***
Postal address: ***6, 2-nd Minski per., Ivanovo, 153017, Russian Federation***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.80 Name: " *Telecom-Terminal"Limited Company*
Location: ***13, Lenin pr., Ivanovo, 153000, Russian Federation***
Postal address: ***13, Lenin pr., Ivanovo, 153000, Russian Federation***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.81 Name: " *Tomsktelecom-Nicola Tesla"Limited Company*
Location: ***21, Krylova St., Tomsk, Russia 634050***
Postal address: ***1, Makrushina St., Tomsk, Russia 634040***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.82 Name: " *Torgovy dom "Electrosvyaz"Limited Company*
Location: ***107, Lenin St., Chita, 672076***
Postal address: ***107, Lenin St., Chita, 672076***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.83 Name: " *Torgsvyaz"Limited Company*
Location: ***129/a, Lenin St., Kirov***
Postal address: ***129/a, Lenin St., Kirov***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.84 Name: " *Tyumentelecom-Invest" Limited Company*

Location: ***56, Respubliki St., Tyumen, Russia, 625000***
Postal address: ***56, Respubliki St., Tyumen, Russia, 625000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.85 Name: " ***Udmurtskie sotovye seti-450"Limited Company***
Location: ***206, Pushkinskaya St., Izhevsk, 426034***
Postal address: ***206, Pushkinskaya St., Izhevsk, 426034***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.86 Name: " ***Centrum" Limited Company***
Location: ***22, Antikaynena St., Petrozavodsk, 185000***
Postal address: ***22, Antikaynena St., Petrozavodsk, 185000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.87 Name: " ***Izhcom" Russian-American JV Limited Company***
Location: ***206, Karl Marx St., Izhevsk, 426057***
Postal address: ***206, Karl Marx St., Izhevsk, 426057***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.88 Name: " ***Magalyascom" JV Limited Company***
Location: ***2-a, Lenin St., Magadan***
Postal address: ***2-a, Lenin St., Magadan***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.89 Name: " ***ROS" CHOP Limited Company***
Location: ***30, Dzerzhinskogo St., Penza, 440062***
Postal address: ***30, Dzerzhinskogo St., Penza, 440062***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.90 Name: " ***Rostelecom-bezopasnost" CHOP Limited Company***
Location: ***2/2, Deguninskaya St., Moscow, 127486***
Postal address: ***2/2, Deguninskaya St., Moscow, 127486***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.91 Name: " ***VolgaTelecom" Open Joint-Stock Company***
Location: ***Dom svyazi, Maxim Gorky Pl., Nizhniy Novgorod, 603 000***
Postal address: ***Dom svyazi, Maxim Gorky Pl., Nizhniy Novgorod, 603 000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.92 Name: " ***Giprosvyaz"Open Joint Stock Company***
Location: ***11, 3-d Khoroshevskaya St., Moscow, 123298***
Postal address: ***11, 3-d Khoroshevskaya St., Moscow, 123298***

The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.93 Name: " ***NGTS-Page' Open Joint Stock Company***
Location: ***15/3, Vystavochnaya St., Novosibirsk-78***
Postal address: ***22, Sibiryakov-Gvardeytsev St., Novosibirsk, 48***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.94 Name: " ***Rinet"Open Joint Stock Company***
Location: ***86, Kirova St., Novosibirsk, 630102***
Postal address: ***1, Trudovaya St., Novosibirsk 99, 630 102***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.95 Name: " ***Sibirtelecom" Open Joint Stock Company***
Location: ***5, Lenin St., Novosibirsk, 630099***
Postal address: ***5, Lenin St., Novosibirsk, 630099***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.96 Name: " ***Stromgeomash"Open Joint Stock Company***
Location: ***35, promzona Lazurnaya, Tver, 170017***
Postal address: ***35, promzona Lazurnaya, Tver, 170017***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.97 Name: " ***Uralsvyazinform"Open Joint Stock Company***
Location: ***68, Lenin St., Perm, 614096***
Postal address: ***68, Lenin St., Perm, 614096***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.98 Name: " ***AK Mobiltelecom"Open Joint Stock Company***
Location: ***16-a, Sukhe-Bator St., Ulan-Ude, Buryatia Republic, 670000***
Postal address: ***42, Lenin St., Ulan-Ude, Buryatia Republic, 670000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.99 Name: " ***Alternativnye tefonnye seti"Open Joint Stock Company***
Location: ***13-a, Moskovskaya St., Nazran, Ingushskaya Republic, 366720***
Postal address: ***22, Novotorzhskaya St., Tver, 170000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.100 Name: " ***Dagsvyazinform"Open Joint Stock Company***
Location: ***3, Lenin Pl., Makhachkala, 367012***
Postal address: ***3, Lenin Pl., Makhachkala, 367012***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.101 Name: " *Dalnevostochnaya companiya electrosvyazi" Open Joint Stock Company*
Location: *57, Svetlanskaya St., Vladivostok, 690600*
Postal address: *57, Svetlanskaya St., Vladivostok, 690600*
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.102 Name: *"Lensvyaz"Open Joint Stock Company*
Location: *61, B.Morskaya St., St.Petersburg, 190000*
Postal address: *61, B.Morskaya St., St.Petersburg, 190000*
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.103 Name: " *North-West Telecom" Open Joint Stock Company*
Location: *24, B.Morskaya St., Saint-Petersburg, 191186*
Postal address: *24, B.Morskaya St., Saint-Petersburg, 191186*
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.104 Name: *"Central Telecommunications Company"Open Joint Stock Company*
Location: *23,Proletarskaya Str.,Khimki, 141400*
Postal address: *23,Proletarskaya Str.,Khimki, 141400*
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.105 Name: *"Central Telegraph" Open Joint Stock Company*
Location: *7, Tverskaya St., Moscow, 103375*
Postal address: *7, Tverskaya St., Moscow, 103375*
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.106 Name: " *Rostelecom" Open Joint Stock Company of Long-Distance and International Telecommunications*
Location: *5, Delegatskaya St., Moscow, 103091*
Postal address: *5, Delegatskaya St., Moscow, 103091*
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.107 Name: " *Kolatelecom"Closed Joint Stock Company JV*
Location: *5, Samoilovoy St., Murmansk, 183038*
Postal address: *5, Samoilovoy St., Murmansk, 183038*
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.108 Name: " *Teleport Ivanovo"(TPI) Limited Company*
Location: *90, Tashkentskaya Str., Ivanovo, 153032, RF*
Postal address: *90, Tashkentskaya Str., Ivanovo, 153032, RF*
The Issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the Issuer's authorized capital: ***none***

26.109 Name: ***" SCS-Sovintel" Limited Company JV***
Location: ***1-2, 6, Shlyuzovaya nab.,Moscow, 113114***
Postal address: ***1-2, 6, Shlyuzovaya nab.,Moscow, 113114***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.110 Name: ***Open Joint-Stock Company "Investitsionnaya kompania svyazi"***
Location: ***Moscow***
Postal address: ***building2, 55, Plyushchikha Str., Moscow, 119 121***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.111 Name: ***"Sotovaya svyaz-Alania" Close Joint-Stock Company***
Location: ***8a, Butyrina Str., Vladikavkaz RSO-A***
Postal address: ***8a, Butyrina Str., Vladikavkaz RSO-A***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.112 Name: ***"Telekinokompania "IR" Close Joint-Stock Company***
Location: ***2-a, Osetinskaya gorka Str., Vladikavkaz RSO-A***
Postal address: ***2-a, Osetinskaya gorka Str., Vladikavkaz RSO-A 362007***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.113 Name: ***"Telesot-Alania" Close Joint Stock Company***
Location: ***47, Kirov St., Vladikavkaz 362 040***
Postal address: ***6, Gugkaeva St., Vladikavkaz RSO-A 362 040***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.114 Name: ***"Gilbor-LTD" Limited Company***
Location: ***47, Golovko St., Naljchik, Kabardino-Balkarian Republic 360000 RF***
Postal address: ***47, Golovko St., Naljchik, Kabardino-Balkarian Republic 360000 RF***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

27. The Issuer's stockholding in the charter capital of legal persons – affiliated persons.
See items 24, 25, 26.

28. Stockholding of the Issuer's affiliated persons, their founders and officials in the Issuer's Legal capital:
See items 24, 25, 26.

29. Legal entities and persons holding 5 and more percent of voting shares in the Issuer's supreme governing body.

Name: *"Investitsionnaya Kompania Svyazi" PJSC*
Share: *50.69 %*

Name: *Close Joint-Stock Company "Depositary and Clearing Company" (nominal holder)*
Share: *11.31 %*

Name: *"ING Bank (Euroasia)" Close Joint-Stock Company/ING Deposit.(nominal holder)*
Share: *9.52 %*

30. The Issuer's participation in industrial, banking, financial groups, holdings, concerns and associations.

Organization: *North-Caucasian Regional Association of Telecommunication Operators*
The Issuer's place and functions in the organization: *Participant*

The Association was established in order to:

- *improve interaction of all levels of administration in the regional telecommunication sphere;*
- *develop united development policy of telecommunication systems and networks in the serviced territories;*
- *assist the participants in effective attracting and using financial resources for realization of federal, regional and local programs and projects.*

The Company enjoys rights and fulfills duties in accordance with the Charter of the Association.
The Company's General Director is elected the President of the Association.

31. The Issuer's branches and representative offices.

Name: *"Electrosvyaz of Adygeia Republic"*
Location: *22a, Zhukovskogo Str., Maykop, Adygeya Republic, 352 700*
Postal address: *22a, Zhukovskogo Str., Maykop, Adygeya Republic, 352 700*
Head: *Chinazirov Yanvar Khadzhimusovich*
Established: *8.01.2002*
Power of Attorney is valid till: *August 1, 2003*

Name: *"Svyazinform", Astrakhan Region*
Location: *7/8, Teatraljny per.,Astrakhan, 414 000*
Postal address: *7/8, Teatraljny per.,Astrakhan, 414 000*
Head: *Prachkin Alexey Petrovich*
Established: *8.01.2002*
Power of Attorney is valid till: *August 1, 2003*

Name: *"Volgogradelectrosvyaz"*
Location: *9, Mira Str.,Volgograd, 400131*
Postal address: *9, Mira Str.,Volgograd, 400131*
Head: *Izyurjev Leonid Mikhailovich*

Established: ***8.01.2002***
Power of Attorney is valid till: ***August 1, 2003***

Name: ***"KabBalktelecom"***
Location: ***14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, 360 000***
Postal address: ***14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, 360 000***
Head: ***Shukhostanov Boris Kistuevich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***August 1, 2003***

Name: ***"Electrosvyaz", Kalmykia Republic***
Location: ***255, Lenin Str., Elista, Kalmykia Republic, 358 000***
Postal address: ***255, Lenin Str., Elista, Kalmykia Republic, 358 000***
Head: ***Ufimov Vladimir Batorovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***August 1, 2003***

Name: ***"Kubanelectrosvyaz"***
Location: ***294, Golovatogo Str., Krasnodar,350 000***
Postal address: ***294, Golovatogo Str., Krasnodar,350 000***
Head: ***Gorbachev Vladimir Lukich***
Established: ***13.02.2002***
Power of Attorney is valid till: ***August 1, 2003***

Name: ***"Karachaevo-Cherkesskelectrosvyaz"***
Location: ***17, Soyuzny per., Cherkessk, Karachaevo-Cherkesian Republic, 357 100***
Postal address: ***17, Soyuzny per., Cherkessk, Karachaevo-Cherkesian Republic, 357 100***
Head: ***Butko Alexander Semyonovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***August 1, 2003***

Name: ***"Rostovelectrosvyaz"***
Location: ***47, Bratski per., Rostov-on-Don, 344 082***
Postal address: ***47, Bratski per., Rostov-on-Don, 344 082***
Head: ***Ukhov Valery Vasilyevich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***August 1, 2003***

Name: ***"Sevosetinelectrosvyaz"***
Location: ***8a, Butyrina Str., Vladikavkaz, Severnaya Osetia – Alania Republic, 362 040***
Postal address: ***8a, Butyrina Str., Vladikavkaz, Severnaya Osetia – Alania Republic, 362 040***
Head: ***Kozhiev Beshtau Kanamatovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***August 1, 2003***

Name: *"Electrosvyaz ", Stavropol Territory*
Location: ***10/12, Oktyabrskoi Revolutsii pr., Stavropol, 355 035***
Postal address: ***10/12, Oktyabrskoi Revolutsii pr., Stavropol, 355 035***
Head: ***Roitblat Alexander Markovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***August 1, 2003***

Name: ***Anapa Joint Telecommunications Center***
Location: ***111, Novorossiyskaya St., Anapa, 353 440***
Postal address: ***111, Novorossiyskaya St., Anapa, 353 440***
Director: ***Vladimir Vasilyevich Smaglyuk***
Established: ***20.05.1994***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Armavir Joint Telecommunications Center***
Location: ***91, Lenin St., Armavir, 352 900***
Postal address:***91, Lenin St., Armavir, 352 900***
Director: ***Nickolay Nickolaevich Mikhaylichenko***
Established: ***20.05.1994***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Dinskaya District Telecommunications Center***
Location: ***47, Krasnaya St., Dinskaya, 353 200***
Postal address:***47, Krasnaya St., Dinskaya, 353 200***
Director: ***Vitali Borisovich Zubov***
Established: ***20.05.1994***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Yeisk Joint Telecommunications Center***
Location: ***45, Schshorsa St., Yeisk, 353 691***
Postal address:***45, Schshorsa St., Yeisk, 353 691***
Director: ***Vladimir Ivanovich Sokur***
Established: ***20.04.1994***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Kanevskiy Joint Telecommunications Center***
Location: ***96, Nesterenko St., Kanevskaya, 353 730***
Postal address:***96, Nesterenko St., Kanevskaya, 353 730***
Director: ***Nickolay Vasilyevich Serguienko***
Established: ***20.04.1994***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Kropotkin Joint Telecommunications Center***
Location: ***18, Bratski per., Kropotkin, 352 380***
Postal address: ***18, Bratski per., Kropotkin, 352 380***
Director: ***Victor Mikhailovich Yefanov***
Established: ***01.03.1999***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Korenovsk Joint Telecommunications Center***
Location: ***209-a, K.Marx St., Korenovsk, 353 180***
Postal address:***209-a, K.Marx St., Korenovsk, 353 180***
Director: ***Valery Vasilyevich Fomkin***
Established: ***20.05.1994***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Krymsk Joint Telecommunications Center***
Location: ***37, Sineva St., Krymsk, 353 318***
Postal address:***37, Sineva St., Krymsk, 353 318***
Director: ***Sergei Alexeevich Kashkin***
Established: ***20.05.1994***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Kurganinsk Telecommunications Center***
Location: ***24, Lenin St., Kurganinsk, 352 430***
Postal address:***24, Lenin St., Kurganinsk, 352 430***
Director: ***Mikhail Georguievich Baryshnikov***
Established: ***20.05.1994***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Novorossiysk Joint Telecommunications Center***
Location: ***36, Sovetov St., Novorossiysk, 353 900***
Postal address:***36, Sovetov St., Novorossiysk, 353 900***
Director: ***Edward Semyonovich Ilyushin***
Established: ***20.05.1994***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Pavlovskaya Telecommunications Center***
Location: ***294, Gorkogo St., Pavlovskaya, 352 040***
Postal address:***294, Gorkogo St., Pavlovskaya, 352 040***
Director: ***Anatoly Alexeevich Kornov***
Established: ***20.05.1994***
Power of Attorney is valid till: ***31.12.2002***

Name: ***"Sochielectrosvyaz"***
Location: ***1/2, Vorovskogo St., Sochi, 354 000***
Postal address:***1/2, Vorovskogo St., Sochi, 354 000***
Director: ***Alexander Valentinovich Apalko***
Established: ***20.05.1994***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Timashevsk Joint Telecommunications Center***
Location: ***179, Krasnaya St., Timashevsk, 352 703***
Postal address:***179, Krasnaya St., Timashevsk, 352 703***
Director: ***Stanislav Leonidovich Novokovsky***
Established:***01.03.1999***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Tuapse Joint Telecommunications Center***

Location: ***9, K.Marx St., Tuapse, 352 800***
Postal address:***9, K.Marx St., Tuapse, 352 800***
Director: ***Zakhar Kevorkovich Avedisyan***
Established: ***20.05.1994***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Tikhoretsk Joint Telecommunications Center***
Location: ***24-a, Oktyabrskaya St., Tikhoretsk, 352 120***
Postal address:***24-a, Oktyabrskaya St., Tikhoretsk, 352 120***
Director: ***Valery Dmitrievich Tereshchenko***
Established: ***1.03.1999***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Krasnodar City Telecommunications Center***
Location: ***59, Krasnaya St., Krasnodar, 350 000***
Postal address:***59, Krasnaya St., Krasnodar, 350 000***
Director: ***Ivan Fyodorovich Ignatenko***
Established:***01.03.1999***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Krasnodar Operational and Technical Telecommunications Center***
Location: ***49, Kutuzova St., Krasnodar, 350 002***
Postal address:***49, Kutuzova St., Krasnodar, 350 002***
Director: ***Vasili Petrovich Kuzminykh***
Established: ***20.05.1994***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Krasnodar Motor-Transport Depot***
Location: ***2/1, Dalnyaya St., Krasnodar, 350 051***
Postal address:***2/1, Dalnyaya St., Krasnodar, 350 051***
Director: ***Sergey Sergeevich Lychak***
Established: ***20.05.1994***
Power of Attorney is valid till: ***31.12.2002***

Name: ***"Kubantaksofon"***
Location: ***12, Klubnaya St., Krasnodar, 350 051***
Postal address:***12, Klubnaya St., Krasnodar, 350 051***
Director: ***Alexander Grigoryevich Sokolchik***
Established: ***29.12.1997***
Power of Attorney is valid till: ***31.12.2001***

Name: ***Center of New Technologies***
Location: ***59, Krasnaya St., Krasnodar, 350 000***
Postal address:***59, Krasnaya St., Krasnodar, 350 000***
Director: ***Konstantin Vladlenovich Yunov***
Established: ***1.01.2000***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Training & Commercial Center for Telecommunications and Informatics***

Location: ***1, Industrialnaya St., Krasnodar, 350 007***
Postal address:***1, Industrialnaya St., Krasnodar, 350 007***
Director: ***Yuri Nickolaevich Belov***
Established:***01.10.1997***
Power of Attorney is valid till: ***31.12.2002***

32. The Issuer's employees number:
Average number of the Issuer's employees on the pay-roll including those , employed by its branches and offices, for the period under review: *42 978*

33.Description of the Issuer's basic activities.
DEVELOPMENT OF TELECOMMUNICATIONS

Till 1992 the sphere of Telecommunications was completely under the government control. Decree of the Government of the Russian Federation №1003 of December,22,1992 initiated its reorganization. That Decree provided for separation of the following services from the state communication enterprises before their privatization:

- ***establishment on the basis of post-offices of state enterprises of the Federal Post Service not subject to privatization;***
- ***radio and television broadcasting centers not subject to privatization.***

Other activities were concentrated in the regional communication enterprises reorganized into joint-stock companies with state-owned control packet of shares.
To join efforts of regional telecom operators, to attract additional investments into the development of telecom network and to observe its proportional development in accordance with the Decree of the President of the Russian Federation № 1289 of October,10,1994, Acts of the Government of the Russian Federation of November,25,1994, the Order of the State Property Committee of the Russian Federation № 1225-p of September,01,1995, the open joint-stock company "Investitsionnaya Kompania Svyazi"(OAO"Svyazinvest") was established.
OAO "Svyazinvest" charter capital was formed by consolidation of shares owned by the federal government in regional telecom operators. Size of these stakes constituted usually 38% of the charter capital or 51% of voting shares of 76 regional telecom operators, four operators of long-distance communication including OAO "Rostelecom", four telegraph companies, one research institute and two leasing branch establishments.
Modern structure of OAO "Svyazinvest" charter capital was formed in July 1997 when the results of auction for 25% plus one share of OAO "Svyazinvest" were summed up. The company "Mustcom Limited won the auction for 25% of OAO "Svyazinvest" for 1.875 billion dollars USA. Currently holding OAO "Svyazinvest" has voting majority in 7 mage-regional telecom companies and controls national provider of long-distance and international Telecommunications OAO 'Rostelecom" and OAO "Giprosvyaz". The holding company's subsidiaries operate public telephone networks which installed capacity is over 29.7 million telephone lines, they provide services for more than 90% of the country's population.
Strategic directions of Telecommunications development are:

- *time-dependent tariffing of local outgoing calls;*
- *fundamental improvement of tariff policy;*
- *increase of technical level of public telephone networks.*

In December 2000 Government of the Russian Federation approved the "Concept of Telecom Market Development in the Russian Federation" worked out by Ministry of Communication of RF providing for reorganization of Svyazinvest holding structure based on consolidation of regional telecom companies and improvement of corporate management system. This reorganization was completed in the 4th quarter of 2002. It is aimed at value increase of stock capital of regional telecom entity, improvement of "Svyazinvest" management control, reduction of costs including management overheads and at arrangement of conditions for investments in telecom sector development. On 31 October 2002 the following companies of the Southern Federal District were reorganized within the framework of the common Program on Reorganization through their merger into "UTK" PJSC :
"Volgogradelectrosvyaz"PJSC;
"KabBalktelecom" PJSC;
"Karachaevo-Cherkesskelectrosvyaz" PJSC;
"Svyazinform" PJSC, Astrakhan Region;
"Sevosetinelectrosvyaz" PJSC;
"Electrosvyaz of Adygeia Republic" PJSC;
"Electrosvyaz" PJSC, Kalmykia Republic;
"Rostovelectrosvyaz" PJSC;
"Electrosvyaz" PJSC, Stavropol Territory;
"UTK" PJSC (former "Kubanelectrosvyaz" PJSC).

One of the strategic directions of telecom sector development in the nearest future is radical improvement of tariff policy of the telecom companies. The key point here is to put an end to cross subsidizing of various telecom services. This improvement implies growth of local telephony tariffs to make local telephony profitable and to put an end to its subsidizing by long-distance and international telephony. Simultaneously long-distance and international telephony tariffs may be decreased. "Svyazinvest"PJSC works out new tariff policy together with Ministry of Telecommunications and Informatics of the Russian Federation and Ministry of Anti-Monopoly Policy of the Russian Federation.

Heavy capital investments will be continued to extend and modernize public telephone and data transmission networks of the united telecom companies in the Federal Districts aimed at liquidation of queues for installation of telephone sets and increase of level of network digitization.

Public Joint-stock company "Southern Telecommunications Company" was registered by the Decree of the Head of Krasnodar Administration №396 of May,20,1994 as telecom operator providing telecom services in the Krasnodar Territory.
"Southern Telecommunications Company" PJSC is a participant of the Association of telecom operators of the North Caucasus in which it enjoys

rights and performs duties in accordance with the Association Charter. The Company General Director is elected the President of the Association.
The Southern Federal District occupies a territory of 589.2 thousand square kilometers. 21.6 million people live here, the population density constitutes 36.7 persons per one square kilometer. The Southern Federal District has an enormous economic potential; powerful system of transport corridors and structures of gas and oil export; the largest agro industrial complex in Russia; domination of enterprises of petrochemical, chemical, metal-working, coal, metal mining and woodworking industries; a lot of enterprises of light and food industries; main resorts of the country; active development of tourist business; ports.

"Southern Telecommunications Company" PJSC ("UTK" PJSC) is a natural monopoly in the sphere of telecommunications. "UTK" PJSC provides its users with local, long-distance and international telephone calls, document communication, data transmission and telematic services, wired radio, cellular and paging communications, lease of channels and other telecom services.

The Company incorporates 31 branch establishments including 9 regional branches. Besides, PJSC "UTK" is a shareholder in several companies such as "Armavir communication facilities plant" CJSC producing fiber-optic cables for the needs of the Krasnodar Territory and other regions of Russia, "Avtocenter-Yug"- a center of technical maintenance of "Mersedes" cars, CJSC "Health-care complex "Orbita", providing comfortable rest, CJSC "Yugsvyazstroy" realizing repair and construction works and CJSC "CMTO" engaged in trade and logistics.

Development strategy of the joint stock Company is aimed at increase of telecom services competitiveness and gain of profit. Priority directions are:

- *meeting solvent demands for traditional services at the expense of increasing equipped number capacity and introducing time-dependent tariffing system (SPUS);*
- *creation of united regional accounting centers;*
- *creation and maintenance of Internet nodes, connection of regional data transmission networks to Internet node;*
- *introduction of intelligent network services;*
- *broadening range of services for corporate customers from big, medium-size and small business and for individual entrepreneurs;*
- *creating subdivisions which will sell services to main clients, equipping public call offices with means of presentation, selling services to corporate users, selective advertising.*

KEY ACTIVITIES AND THEIR SHARE IN TOTAL VOLUME OF SALES

The Issuer's priority activity is rendering telecom services.
Their share in total revenues:
1999 – 87.0%
2000 – 87.9%

2001 – 95.4%

Key products (services) of "Southern Telecommunications Company" PJSC, providing more than 10% of sales proceeds are rendering services of local, long-distance and international telephony to residents and enterprises of the Krasnodar Territory.

Service: long-distance and international telephony
Share in tariff income:
1999 – 60.6%
2000 – 58.4%
2001 –54.7%

Service: local telephony
Share in tariff income:
1999 – 33.0%
2000 – 34.9%
2001 – 36.9%
9 months of 2002 – 37,2%

SOURCES OF PRIMARY PRODUCTS, MATERIALS, SERVICES

Sources of primary products, materials, services.

Equipment	*Main vendors*
EWSD	*"Siemens AG" (Germany, "Iskratel"*
AXE-10	*"Ericsson" (Sweden), "Ericsson Nikola Tesla"(Croatia)*
SI-2000 (joint	*"Iskratel" (Slovenia), "IskraUralTel" venture, Ekaterinburg)*

Main suppliers of transmission systems and fiber-optic cables:
- *Siemens, Germany*
- *Lucent Technologies, USA*
- *Cisco Systems, USA*

Besides foreign suppliers the Company works with all Russian manufactures of communication systems including "Armavir plant of communication facilities" with its fiber-optic cable.
The Company cooperates with all foreign suppliers on the credit basis with time for payment up to 5 years.

The Issuer's vendors delivering more than 10% of all inventory holdings – none.
Outlook for availability of these delivery sources : stable

THE ISSUER'S MARKET

According to the registered licenses for rendering telecom services, the primary market of "Southern Telecommunications Company" PJSC is the Southern Federal District. Main users of telecom services are residents, enterprises and

organizations of the Southern Federal District. Residential consumer's market share is 61%, consumer's market share of organizations is 39%.

As the activities of "Southern Telecommunications Company" PJSC are of mass nature, no one of its customers accounts for more than 10% of sales volume.

Possible negative factors that can affect the Issuer's services market:

1)decline in solvent demand level of the population of the Southern Federal District in case of devaluation of the ruble;
2)deterioration of financial position of enterprises and organizations of the Southern Federal District, that will result in growth of "UTK" PJSC's accounts receivable (accounts due from users of telecom services).
3)keen competition especially in cellular and data transmission markets.

ACTIVITY PRACTICE WITH RESPECT TO RESERVES, THE ISSUER'S POLICY ON CURRENT CAPITAL AND RESERVES

PJSC "UTK" follows the policy of material reserves' reduction by using normative coefficients of TMC reserves in the branches' budgets.
To make the analysis of turnover of reserves they estimate quarterly the factors showing the efficiency of reserves' usage and material expenditures' formation.
For practical usage the branches make quarterly detailed analysis of their financial activity including turnover ratios.

Indices	*2000*	*2001*	*9 months of 2002*
1. Proceeds	*2.174 million rubles*	*2.597 million rubles*	*2.409 million rubles*
2. Turnover ratio of reserves	*18.6*	*16.0*	*13.8*

Calculations are made as a ratio of sales proceeds to average amount of reserves over the period.

SEASONAL NATURE OF ACTIVITIES

All the Company's activities are not of seasonal nature. However, increasing long-distance and international traffic during summer months at the expense of growing number of tourists influences positively the Company's profits.

COMPETITIVE ENVIRONMENT

According to data base of the Ministry for Telecommunications and Informatics of the Russian Federation, 367 telecom operators entitled to

render telecom services in the Southern Federal District are registered as at 1 November 2002.Total number of issued licenses is 757.
According to expert evaluation, "UTK" PJSC's market share of total revenue of telecommunication sector in the Southern Federal District constitutes 47% in 2002.
At present almost 40 Internet services providers operate in the territory of the Southern Federal District. We see high level of competition in this sphere. "UTK" PJSC's market share constitutes 54.8%.
It should be noted that market of new telecom services still remains unoccupied in the District (intelligent network services, broad band access, ,etc.).
Results of marketing analysis in large regions of the Southern Federal District show that the residents spend about 4% of their total revenue for payments of telecom services exceeding the average performance in the sector by 2 percent. Thus, we can state that solvent demand for telecom services in the Southern Federal District is higher than the average in the sector.
Taking into account large number potential competitors (number of issued licenses) and presence of solvent demand for telecom services, in the nearest future we expect intensification of competitive activity in the telecom market of the Southern Federal District especially in the sphere of new technologies and services.

34. Investment declaration. Description of the Issuer's activities.
To be submitted by investment funds only

35. Plans of the Issuer's future activities.

Business perspectives of the Issuer.

Long-term strategic directions:

- *creation of up-to-date telecommunication system including imposed digital telecommunication network equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines (VOLS);*
- *introduction of new technologies: ISDN, IP-telephony, ATM, xDSL;*
- *integration of communication and management infrastructures with international informational and switching systems;*
- *improvement of the provided services;*
- *optimization of the provided services' list , aiming at increasing proportion of the most progressive services. It will require corresponding reorientation of resources;*
- *maximization of the Company's profitability;*
- *active tariff policy;*
- *hard control of expenditures' volume;*
- *active marketing policy;*
- *improvement of corporate management.*

In 2003 "UTK" PJSC plans to assimilate capital investments amounting to 1901 million rubles and to put into operation fixed assets amounting to 1940 million rubles. As a result 244.8 kilometers of fiber-optic communication lines

will be constructed, 179 500 telephone numbers will be put into operation including 178088 numbers of digital exchanges. In 2003 86456 numbers of morally obsolete step-by-step and cross-bar PBXs will be replaced. Reconstruction of Krasnodar City Telephone Network in 2001-2002 prepared the network for introduction of time-dependent tariffing of local calls.
To ensure reliable and high-quality operation of communication equipment "UTK" PJSC plans to build and to reconstruct energy supply facilities in Krasnodar, Sochi, Yeisk and village Dinskaya.
Construction of multi-service network will be continued in Krasnodar to provide population with additional telecom services.
Building of fiber-optic lines from Krasnodar to Ust-Labinsk, from Krasnodar to Krymsk and Novorossiysk, from Kushchovskaya to Starominskaya, from Kushchovskaya to Pavlovskaya and Tikhoretsk, from Pavlovskaya to Leningradskaya, from Timashevsk to Krasnoarmeyskaya, from Krasnodar to Tuapse and Novorossiysk will be continued.
This policy of replacement of analogue telephone exchanges by modern digital equipment will be continued in the branches situated in the regions of the Southern Federal District.
The most important source of "UTK" PJSC future income will remain its activities in rendering telecom services to subscribers: local, long-distance and international telephony, document communication and data transmission, Internet access services, additional services based on digital technologies.
"UTK" PJSC does not plan to change type of its key activity – rendering telecom services according to the licenses in force and the Company Charter.

36. Information about the Issuer's legal capital.

The Issuer's legal capital amounts to (RUR): *1 297 779 384.66*
The legal capital breakdown by share categories:
Ordinary shares:
Total amount(RUR): *976 969 278.12*
Share in the legal capital: *75.280074 %*
Preference shares:
Total amount (RUR): *320 810 106.54*
Share in the legal capital: *24.719926 %*

37. Information about the state (municipal entity) share in the Issuer's legal capital.

The legal capital's share held by state (municipal entity):
Type of property: *of the subjects of the Russian Federation*
Share: *0.0003%*
Managing shareholder: *Federal property fund of the Krasnodar Territory*

Type of property: *federal*
Share: *0.0001%*
Managing shareholder: *Ministry of Property relations of the Russian Federation*

Type of property: *of the subjects of the Russian Federation*
Share: *0.0003%*

Managing shareholder: ***Administration of federal postal service in the Volgograd Region***

Type of property: ***federal***
Share: ***0.0918%***
Managing shareholder: ***Russian federal property fund***

Type of property: ***of the subjects of the Russian Federation***
Share: ***0.0342%***
Managing shareholder: ***State Enterprise -Administration of federal postal service in Karachaevo-Circassian Republic of the Ministry of Telecommunications and Informatization of the Russian Federation.***

The Issuer's shares allocated to the state (municipal) property:
none

Existence of the special right of the Russian Federation, subjects of the Russian Federation, municipal bodies to participate in the Issuer's management ("golden share"):
Not provided

38. The Issuer's declared shares.
38.1
Category: ***ordinary***
Form: ***registered, book-entry***
Full name of declared shares' category/type: ***ordinary registered book-entry***
Nominal value(RUR): ***0.33***
Number: ***130 814 343***
Total value (RUR): ***43 168 733.19***
Terms of stock floatation: ***Form and terms of stock floatation are determined by the Board of Directors.***

38.2
Category: ***preference***
Type: ***A***
Form: ***registered, book-entry***
Full name of declared shares' category/type: ***preference registered book-entry type A***
Nominal value(RUR): ***0.33***
Number: ***32 711 532***
Total value (RUR): ***10 794 805.56***
Terms of stock floatation: ***Form and terms of stock floatation are determined by the Board of Directors.***

39. The Issuer's material contracts and obligations:
None

40. The Issuer's obligations related to the issue of shares and securities convertible into shares:
no such obligations

41. **Information about the sanctions imposed on the Issuer, court proceedings and public inquiries:**

Sanctions imposed on the Issuer by courts and state governing authorities during three fiscal years prior to the reported one and in the current year:

Date of the sanction's application:***17.08.1999***
Authority that imposed the sanction: ***state fiscal inspection of the Krasnodar Region***
Cause of sanction: ***Scheduled all-round inspection of "Kubanelectrosvyaz" JSC's activities for the years 1995,1996,1997,1998 and first quarter of 1999.***
Form of sanction: ***penalty***
Size of sanction(RUR): ***470 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***18.07.2000***
Institution that imposed the sanction:***fiscal inspection***
Cause of sanction: ***Incomplete payment of taxes***
Form of sanction: ***penalty***
Size of sanction(RUR): ***40 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***4.06.2001***
Institution that imposed the sanction:***fiscal inspection of Gelendzhik***
Cause of sanction: ***Tax inspection***
Form of sanction: ***fine***
Size of sanction(RUR): ***490 142***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***4.06.2001***
Institution that imposed the sanction:***fiscal inspection of Gelendzhik***
Cause of sanction: ***Tax inspection***
Form of sanction: ***penalty***
Size of sanction(RUR): ***145 942.8***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***20.06.2001***
Institution that imposed the sanction:***fiscal inspection № 3of Krasnodar***
Cause of sanction: ***Incomplete payment of taxes***
Form of sanction: ***penalty***
Size of sanction(RUR): ***28 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***31.12.2001***
Institution that imposed the sanction: ***Otradnenskaya Regional Department of Social Insurance Fund***
Cause of sanction: ***According to the results of scheduled all-round inspection of Armavir Joint Communication Center***

Form of sanction: ***penalty***
Size of sanction(RUR): ***558***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***15.02.2002***
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue VAT payment***
Form of sanction: ***fine***
Size of sanction(RUR): ***2 277 809***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***3.04.2002***
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue profit tax payment***
Form of sanction: ***fine***
Size of sanction(RUR): ***210 168***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***30.05.2002***
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue payment of profit tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***2 332 516***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***24.06.2002***
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue payment of profit tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***100 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***29.07.2002***
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue payment of profit tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***202 995***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***16.08.2002***
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue payment of property tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***18 603***

Degree of the sanction execution: *executed*

Date of the sanction's application:*16.08.2002*
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue payment of profit tax***
Form of sanction: ***fine***
Size of sanction(RUR): *1 072 326*
Degree of the sanction execution: *executed*

Description of all the ongoing or completed in the reported quarter legal actions which are likely to substantially affect the Issuer's activity:

There were no legal proceedings which may substantially affect the Issuer's business.

Brief description of grounds for all the ongoing or completed in the reported quarter public inquiries of the Issuer conducted by state authorities as well as of audits of the Issuer carried out at the request of its shareholders (participants):

In the 4th quarter of 2002 Interregional Inspection on large and problem tax payers and coordination of tax authorities of Krasnodar performed an audit of the Company's activity in 1999-2001.

42. Material facts (events, actions) over the reported period.

Date of the fact (event, action): ***10 October 2002***
Code of the fact (event, action): ***0900062A10102002***

Profit before taxation for the third quarter of 2002: - 156 687 thousand rubles
Profit before taxation for the second quarter of 2002: - 79 570 thousand rubles
Absolute profit growth constituted 77 117 thousand rubles or 96.9%
Profit growth in the third quarter as compared to the second quarter is caused by increase of long-distance and international traffic.

Date of the fact (event, action): ***10 October 2002***
Code of the fact (event, action): ***0800062A10102002***

Assets value as at 1 October 2002: - 5 270 194 thousand rubles
Assets value as at 1 July 2002: - 4 763 627 thousand rubles
Absolute assets growth constituted 506 567 thousand rubles or 10.6%
Assets growth is caused by increase of the volume of capital investments in the third quarter of 2002.

Date of the fact (event, action): ***31 October 2002***
Code of the fact (event, action): ***1000062A31102002***

Full registered names, locations and postal addresses of the reorganized juridical persons:

Principal juridical person:
Full registered name: Public Joint-Stock Company "Southern Telecommunications Company"
Location: 66,Karasunskaya St., Krasnodar, 350 000
Postal address: 66,Karasunskaya St., Krasnodar, 350 000

Merged juridical persons:
Full registered name: Open Joint Stock Company "Svyazinform", Astrakhan Region
Location: 7/8, Teatraljny per., Astrakhan, 414 000
Postal address: 7/8, Teatraljny per., Astrakhan, 414 000

Full registered name: Volgograd Open Joint Stock Company "Electrosvyaz"
Location: 9, Mira Str., Volgograd, 400 131
Postal address: 9, Mira Str., Volgograd, 400 131

Full registered name: Open Joint Stock Company "Kabardino-Balkarskie telekommunikatsii"
Location: 14, Shogentsukova Str., Nalchik
Postal address: 14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, 360 051

Full registered name: Open Joint Stock Company "Elektricheskaya svyaz", Kalmykia Republic
Location: 255, Lenin Str., Elista, Kalmykia Republic
Postal address: 255, Lenin Str., Elista, Kalmykia Republic, 358 000

Full registered name: Open Joint Stock Company "Karachaevo-Cherkesskelectrosvyaz", Kalmykia Republic
Location: 17, Soyuzny per., Cherkessk, Karachaevo-Cherkessian Republic, 369 000
Postal address: 17, Soyuzny per., Cherkessk, Karachaevo-Cherkessian Republic, 369 000

Full registered name: Open Joint Stock Company "Electrosvyaz", Rostov Region
Location: 47, Bratski per., Rostov-on-Don, 344 082
Postal address: 47, Bratski per., Rostov-on-Don, 344 082

Full registered name: Open Joint Stock Company "Sevosetinelectrosvyaz"
Location: 8a, Butyrina Str., Vladikavkaz, Severnaya Osetia Republic – Alania, 362 040
Postal address: 8a, Butyrina Str., Vladikavkaz, Severnaya Osetia Republic – Alania, 362 040

Full registered name: Open Joint Stock Company "Electrosvyaz", Stavropol Territory

Location: 10/12, Oktyabrskoi Revolutsii pr., Stavropol, 355 035,
Postal address: 10/12, Oktyabrskoi Revolutsii pr., Stavropol, 355 035

Full registered name: Open Joint Stock Company "Electrosvyaz of Adygeia Republic"
Location: 22a, Zhukovskogo Str., Maykop, Adygeia Republic, 352 700
Postal address: 22a, Zhukovskogo Str., Maykop, Adygeia Republic, 352 700

Way of reorganization:
Merger of merged juridical persons into principal juridical person in accordance with Article 17 of Federal Law of the Russian Federation "On Joint-Stock Companies".

Authorized body that adopted the resolution being grounds for reorganization, date of such resolution:
On 31 October 2002 Regional Tax Agency in the Krasnodar Territory on first-rate tax-payers of the Ministry of Tax Revenue of the Russian Federation made an entry in the Common state register of juridical persons on reorganization of Public Joint Stock Company "Southern Telecommunications Company" through merger of Open Joint-Stock Company "Svyazinform" of Astrakhan Region, Volgograd Open Joint-Stock Company "Electrosvyaz", Open Joint-Stock Company "Kabardino-Balkarskie telekommunikatsii", Open Joint-Stock Company "Elektricheskaya svyaz" of Kalmykia Republic, Open Joint-Stock Company "Karachaevo-Cherkesskelectrosvyaz", Open Joint-Stock Company "Electrosvyaz" of Rostov Region, Open Joint-Stock Company "Sevosetinelectrosvyaz", Open Joint-Stock Company "Electrosvyaz" of Stavropol Territory, Open Joint-Stock Company "Electrosvyaz of Adygeia Republic" into it. "Certificate on Making an Entry in the Common State Register of Juridical Persons"№ 003062351 series 23 of 31 October, 2002 was issued for "Southern Telecommunications Company" PJSC.

On 31 October 2002 in accordance with resolution of Regional Tax Agency in the Krasnodar Territory on first-rate tax-payers of the Ministry of Tax Revenue of the Russian Federation on registration of amendments introduced into constitutive documents of "Southern Telecommunications Company" PJSC, Kirovski regional inspection of Astrakhan made an entry in the Common state register of juridical persons on cessation of activities of "Svyazinform"PJSC of Astrakhan Region resulting from its reorganization through merger into "Southern Telecommunications Company" PJSC. Thereupon, "Certificate on Making an Entry in the Common State Register of Juridical Persons"№ 000610657 series 30 of 31 October, 2002 was issued.

On 31 October 2002 in accordance with resolution of Regional Tax Agency in the Krasnodar Territory on first-rate tax-payers of the Ministry of Tax Revenue of the Russian Federation on registration of amendments introduced into constitutive documents of "Southern Telecommunications Company" PJSC, Central regional inspection of Volgograd made an entry in the Common state register of juridical persons on cessation of activities of "Volgogradelectrosvyaz"PJSC resulting from its reorganization through merger into "Southern Telecommunications Company" PJSC. Thereupon,

"Certificate on Making an Entry in the Common State Register of Juridical Persons"№ 000785956 series 34 of 31 October, 2002 was issued.

On 31 October 2002 in accordance with resolution of Regional Tax Agency in the Krasnodar Territory on first-rate tax-payers of the Ministry of Tax Revenue of the Russian Federation on registration of amendments introduced into constitutive documents of "Southern Telecommunications Company" PJSC, regional inspection of Nalchik, Kabardino-Balkarian Republic, made an entry in the Common state register of juridical persons on cessation of activities of "KabBalktelecom"PJSC resulting from its reorganization through merger into "Southern Telecommunications Company" PJSC. Thereupon, "Certificate on Making an Entry in the Common State Register of Juridical Persons"№ 00671764 series 074 of 31 October, 2002 was issued.

On 31 October 2002 in accordance with resolution of Regional Tax Agency in the Krasnodar Territory on first-rate tax-payers of the Ministry of Tax Revenue of the Russian Federation on registration of amendments introduced into constitutive documents of "Southern Telecommunications Company" PJSC, regional inspection of Elista, Kalmykia Republic, made an entry in the Common state register of juridical persons on cessation of activities of "Electrosvyaz " PJSC of Kalmykia Republic resulting from its reorganization through merger into "Southern Telecommunications Company" PJSC. Thereupon, "Certificate on Making an Entry in the Common State Register of Juridical Persons"№ 000157382 series 08 of 31 October, 2002 was issued.

On 31 October 2002 in accordance with resolution of Regional Tax Agency in the Krasnodar Territory on first-rate tax-payers of the Ministry of Tax Revenue of the Russian Federation on registration of amendments introduced into constitutive documents of "Southern Telecommunications Company" PJSC, regional inspection of Cherkessk, Karachaevo-Cherkessian Republic, made an entry in the Common state register of juridical persons on cessation of activities of "Karachaevo-Cherkesskelectrosvyaz" PJSC resulting from its reorganization through merger into "Southern Telecommunications Company" PJSC. Thereupon, "Certificate on Making an Entry in the Common State Register of Juridical Persons"№ 000200951 series 09 of 31 October, 2002 was issued.

On 31 October 2002 in accordance with resolution of Regional Tax Agency in the Krasnodar Territory on first-rate tax-payers of the Ministry of Tax Revenue of the Russian Federation on registration of amendments introduced into constitutive documents of "Southern Telecommunications Company" PJSC, Leninskaya regional inspection of Rostov-on-Don made an entry in the Common state register of juridical persons on cessation of activities of "Rostovelectrosvyaz"PJSC resulting from its reorganization through merger into "Southern Telecommunications Company" PJSC. Thereupon, "Certificate on Making an Entry in the Common State Register of Juridical Persons"№ 00627186 series 61 of 31 October, 2002 was issued.

On 31 October 2002 in accordance with resolution of Regional Tax Agency in the Krasnodar Territory on first-rate tax-payers of the Ministry of Tax

Revenue of the Russian Federation on registration of amendments introduced into constitutive documents of "Southern Telecommunications Company" PJSC, Iristonski regional inspection of Vladikavkaz, Severnaya Osetia Republic - Alania, made an entry in the Common state register of juridical persons on cessation of activities of "Sevosetinelectrosvyaz"PJSC resulting from its reorganization through merger into "Southern Telecommunications Company" PJSC. Thereupon, "Certificate on Making an Entry in the Common State Register of Juridical Persons"№ 000267225 series 15 of 31 October, 2002 was issued.

On 31 October 2002 in accordance with resolution of Regional Tax Agency in the Krasnodar Territory on first-rate tax-payers of the Ministry of Tax Revenue of the Russian Federation on registration of amendments introduced into constitutive documents of "Southern Telecommunications Company" PJSC, Promyshlennaya regional inspection of Stavropol, Kabardino-Balkarian Republic, made an entry in the Common state register of juridical persons on cessation of activities of "Electrosvyaz " PJSC of Stavropol Territory resulting from its reorganization through merger into "Southern Telecommunications Company" PJSC. Thereupon, "Certificate on Making an Entry in the Common State Register of Juridical Persons"№ 000722051 series 26 of 31 October, 2002 was issued.

On 31 October 2002 in accordance with resolution of Regional Tax Agency in the Krasnodar Territory on first-rate tax-payers of the Ministry of Tax Revenue of the Russian Federation on registration of amendments introduced into constitutive documents of "Southern Telecommunications Company" PJSC, regional inspection № 1 of Adygeia Republic, made an entry in the Common state register of juridical persons on cessation of activities of "Electrosvyaz of Adygeia Republic"PJSC resulting from its reorganization through merger into "Southern Telecommunications Company" PJSC. Thereupon, "Certificate on Making an Entry in the Common State Register of Juridical Persons"№ 000336954 series 01 of 31 October, 2002 was issued.

Way and procedure of placement of "Southern Telecommunications Company" PJSC's shares of new issuances in connection with reorganization: Shares of new issuances of "Southern Telecommunications Company" PJSC registered by the Decree № 1012/r of the Federal Commission on Securities of the Russian Federation on August 15, 2002 were placed by exchange of outstanding shares of Open Joint-Stock Company "Svyazinform", Astrakhan Region, Open Joint-Stock Company "Volgogradelectrosvyaz", Open Joint-Stock Company "KabBalktelecom", Open Joint-Stock Company "Electrosvyaz"of Kalmykia Republic", Open Joint-Stock Company "Karachaevo-Cherkesskelectrosvyaz", Open Joint-Stock Company "Rostovelectrosvyaz", Open Joint-Stock Company "Sevosetinelectrosvyaz", Open Joint-Stock Company "Electrosvyaz " of Stavropol Territory", Open Joint-Stock Company "Electrosvyaz of Adygeia Republic" for them on October 31, 2002. In connection with the exchange shares of merged juridical persons were cancelled.

Date of reorganization:

October 31, 2002 is the date of making entries in the Common state register of juridical persons on reorganization of Public Joint Stock Company "Southern Telecommunications Company" through merger and on cessation of activities of the merged juridical persons.

Date of the fact (event, action): *18.11.2002*
Code of the fact (event, action): *1300062A18112002*

"Southern Telecommunications Company" PJSC informs that at the meeting of its Board of Directors held on 18 November 2002 the following resolutions were adopted (Protocol № 16 of 18.11.2002):

1. *To call a General Shareholders' Meeting (Extraordinary) of "Southern Telecommunications Company" PJSC in the form of shareholders' joint presence.*
2. *To determine its:*
   - *date: 21 January 2003*
   - *venue: 44, Krasnaya Str., Krasnodar, Krasnodar Territory*
   - *time: 11:00, Moscow time, 21 January 2003*
   - *starting time of shareholders' registration: 9:00 Moscow time, 21 January 2003.*
3. *To determine 21 November 2002 as the record date for "UTK" PJSC's shareholders entitled to participate in the General Shareholders' Meeting (extraordinary).*
4. *To determine Postal address for sending:*

   proposals on candidates to the Board of Directors and the Company's Auditing Commission: 66, Karasunskaya Str., Krasnodar, 350 000;

   filled voting papers: mail box 45, 15a Kalanchevskaya St., Moscow, 107078
5. *To approve the following agenda for the General Shareholders' Meeting(extraordinary):*
   1) *Early termination of powers of General Director, appointment of the Company's General Director and determination of his term of office.*
   2) *Early termination of powers of "UTK" PJSC Board of Directors' members and election of "UTK" PJSC Board of Directors' members.*
   3) *Early termination of powers of "UTK" PJSC Auditing Commission's members and election of "UTK" PJSC Auditing Commission's members.*
   4) *Approval of a new edition of the Company's Charter.*
   5) *Approval of a new edition of Regulations on the procedure for conducting a General Shareholders' Meeting.*
   6) *Approval of a new edition of the Statute of the Company's Board of Directors.*
   7) *Approval of a new edition of the Statute of the Company's Administrative Board.*
   8) *Determination of the size of remuneration to be paid to the members of the Company's Board of Directors.*

6. *To determine the following information and materials to be provided to the shareholders entitled to participate in the General Shareholders' Meeting (extraordinary) prior to conducting the General Shareholders' Meeting.*

1) *Information on candidates nominated for the post of the Company's General Director;*

2) *Information on candidates for "UTK" PJSC Board of Directors;*

3) *Information on candidates for "UTK" PJSC Auditing Commission;*

4) *The candidates' express written consent to run for the Company's governing and supervising bodies.*

5) *Draft of a new version of "UTK" PJSC Charter;*

6) *Draft of a new version of "UTK" PJSC Statute on procedure of conducting a General Shareholders' Meeting;*

7) *Draft of a new version of "UTK" PJSC Statute on the Board of Directors;*

8) *Draft of a new version of "UTK" PJSC Statute on the Administrative Board;*

9) *Draft resolutions of the General Shareholders' Meeting (extraordinary).*

"UTK" PJSC shareholders entitled to participate in the General Shareholders' Meeting (extraordinary) can familiarize themselves with materials prepared for the General Meeting of Shareholders from 31 December 2002 at "UTK" PJSC's offices located at 66, Karasunskaya Street, Krasnodar, 350 000, on the web-site http://www.stcompany.ru or at the Company's subsidiaries:

- *"Electrosvyaz of Adygeia Republic": 22a, Zhukovskogo Str., Maykop, Adygeia Republic, phone: (87722) 2-17-83;*
- *"Svyazinform", Astrakhan Region: 7/8, Teatraljny per.,Astrakhan, phone: (8512) 22-18-30;*
- *"Volgogradelectrosvyaz": 9, Mira Str., Volgograd, phone: (8442) 33-64-01;*
- *"KabBalktelecom": 14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, phone: (86622) 2-21-02;*
- *"Electrosvyaz"of Kalmykia Republic": 255, Lenin Str., Elista, Kalmykia Republic, phone: (84722) 6-12-80;*
- *"Kubanelectrosvyaz": 294, Golovatogo Str., Krasnodar, phone: (8612) 53-19-69;*
- *"Karachaevo-Cherkesskelectrosvyaz": 17, Soyuzny per., Cherkessk, Karachaevo-Cherkesian Republic, phone: (87822) 5-43-88;*
- *"Rostovelectrosvyaz": 47, Bratski per., Rostov-on-Don, phone: (8632) 44-22-01;*
- *"Sevosetinelectrosvyaz": 8a, Butyrina Str., Vladikavkaz, Severnaya Osetia – Alania Republic, phone: (8672) 53-44-21;*
- *"Electrosvyaz " of Stavropol Territory": 10/12, Oktyabrskoi Revolutsii pr., Stavropol,phone: (8652) 35-11-12;*
- *"Kubantaksofon": 12, Klubnaya Str., Krasnodar, (8612) 54-28-10;*

- *Center of New Technologies: 59, Krasnaya Str., Krasnodar, (8612) 62-05-53;*
- *Training & Commercial Center for Telecommunications and Informatics: 1, Industrialnaya St., Krasnodar, phone: (8612) 68-96-19.*

7. *To determine the following order of informing the shareholders about the General Shareholders' Meeting (extraordinary): notice of the General Shareholders' Meeting (extraordinary) should be published in the newspaper "Rossiyskaya Gazeta" and mailed to each shareholder by a registered letter no later than on 01 December 2002.*

   To approve the text of the Notice of the Extraordinary General Shareholders' Meeting.

7 out of 9 members of the Board take part in the voting. There is a quorum for conducting the Board of Directors' meeting.
The resolutions were approved by a solid vote.

Date of the fact (event, action): *18.11.2002*
Code of the fact (event, action): *1500062A18112002*

About the date of making a list of shareholders entitled to take part in the General Shareholders' Meeting (Extraordinary).
The date, when the Board of Directors adopted the resolution on the date of making a list of shareholders is 18 November 2002 (Protocol № 16 of 18.11.2002).
The date of making a list of shareholders (record day) is 21 November 2002.
Date of the General Shareholders' Meeting (extraordinary) is 21 January 2003.

Date of the fact (event, action): *31.10.2002*
Code of the fact (event, action): *0500062A31102002*

Shareholder: Closed Joint-Stock Company "Depositary and Clearing Company" - nominal holder
Location: 14/12, Staraya Basmannaya St., building 4, Moscow, 103064
Postal address: 14/12, Staraya Basmannaya St., building 4, Moscow, 103064

Share of votes in the Company's supreme governing body before change: 15.69%
Share of votes in the Company's supreme governing body before change: 11.02%
Date of change: 31 October 2002

Shareholder: ING Bank (Euroasia) ZAO (Closed Joint-Stock Company)" – nominal holder
Location: 31, Krasnaya Presnya St., Moscow, 123022
Postal address: 31, Krasnaya Presnya St., Moscow, 123022

Share of votes in the Company's supreme governing body before change: 11.16%

Share of votes in the Company's supreme governing body before change: 9.47%
Date of change: 31 October 2002

Date of the fact (event, action): *31.10.2002*
Code of the fact (event, action): *0300062A31102002*

Shareholder: Closed Joint-Stock Company "Depositary and Clearing Company" - nominal holder
Location: 14/12, Staraya Basmannaya St., building 4, Moscow, 103064
Postal address: 14/12, Staraya Basmannaya St., building 4, Moscow, 103064

Share in the legal capital before change: 15.96%
Share in the legal capital after change: 12.14%
Date of change: 31 October 2002

Shareholder: Commercial bank "J.P. Morgan Bank International"Ltd. - nominal holder
Location: 2, Paveletskaya ploshchad, building 1, Moscow, 113054
Postal address: 2, Paveletskaya ploshchad, building 1, Moscow, 113054

Share in the legal capital before change: 5.93%
Share in the legal capital after change: 3.54%
Date of change: 31 October 2002

Date of the fact (event, action): *31.10.2002*
Code of the fact (event, action): *0200062A31102002*

Apaljko Alexander Valentinovich – member of "UTK" PJSC Administrative Board.
Share in "UTK" PJSC's legal capital constituted 0.05% before the change and 0.01945% after the change.
Date of the change – 31 October, 2002

Gorbachev Vladimir Lukich - member of "UTK" PJSC Board of Directors and Administrative Board.
Share in "UTK" PJSC's legal capital constituted 0.23% before the change and 0.08914% after the change.
Date of the change – 31 October, 2002

Ignatenko Ivan Fyodorovich– member of the Administrative Board of "UTK" PJSC
Share in "UTK" PJSC's legal capital constituted 0.09% before the change and 0.03461% after the change.
Date of the change: 31 October, 2002

Ignatenko Nina Igorevna – member of the Administrative Board of "UTK" PJSC
Share in "UTK" PJSC's legal capital constituted 0.0007% before the change and 0.00028% after the change.

Date of the change: 31 October, 2002

Kruzhkov Victor Alexandrovich – member of the Administrative Board of "UTK" PJSC
Share in "UTK" PJSC's legal capital constituted 0.22% before the change and 0.08444% after the change.
Date of the change: 31 October, 2002

Laskavy Leonid Leontyevich – member of the Administrative Board of "UTK" PJSC
Share in "UTK" PJSC's legal capital constituted 0.15% before the change and 0.05917% after the change.
Date of the change: 31 October, 2002

Shipulin Alexander Petrovich – member of the Administrative Board of "UTK" PJSC
Share in "UTK" PJSC's legal capital constituted 0.09% before the change and 0.0357% after the change.
Date of the change: 31 October, 2002

Date of the occurrence of the fact (event, action): **10.10.2002**
Code of the fact (event, action): *1800062A10102002*

"UTK" PJSC's body which approved the resolution on making a bargain:
Board of Directors (Protocol №13 of 29 October 2002)

Full registered name of the Contractor:
Open Joint Stock Company "RTK-LEASING"
Seat: 5, Delegatskaya Str., Moscow, 103091
Postal address: building 2A, 42, Shchepkina Str., Moscow, 129110

Date of making the bargain: 30 September 2002

Description of the bargain:
Cost of services provided to the Company under the Leasing Agreement № 594-204/02 with "RTK-LEASING" OJSC based on market prices constitutes 22.6 percent per annum (with an allowance for insurance).
The bargain having interested motives - the Agreement of finance lease of personal assets № 594-204/02 with "RTK-LEASING" OJSC was approved on the following essential conditions:

- *amount of lease payments – 77 634 917 rubles (ex VAT);*
- *subject of an Agreement - leasing of switching equipment;*
- *term of leasing – 5 (five) years;*
- *time of delivery of the equipment – 4 quarter of 2002*
- *right of property passes on to the lessee after settlement of all lease payments*

Date of the occurrence of the fact (event, action): **24.12.2002**
Code of the fact (event, action): *0100062A24122002*




The Company's governing organ that was changed: Management Board
Powers of the following member of the Management Board were terminated:

1. *Ignatenko Nina Igorevna. Share in "UTK" PJSC's legal capital: 0.00028%*

Date of the change: 24 December 2002.
The issuer's authorized body which adopted the resolution being grounds of this change: Board of Directors (Protocol № 17 of 24 December 2002).

Date of the occurrence of the fact (event, action): **29.10.2002**
Code of the fact (event, action): *1300062A29102002*

"Southern Telecommunications Company" PJSC informs that at the meeting of its Board of Directors held on 29 October 2002 the following resolutions were adopted (Protocol № 13 of 29.10.2002):
1. To determine the cost of services provided to the Company under the Leasing Agreement № 594-204/02 with "RTK-LEASING" OJSC based on market prices constituting 22.6 percent per annum (with an allowance for insurance).
To approve the conclusion of the bargain having interested motives - the Agreement of finance lease of personal assets № 594-204/02 with "RTK-LEASING" OJSC - on the following essential conditions:

- *amount of lease payments – 77 634 917 rubles (ex VAT);*
- *subject of an Agreement - leasing of switching equipment;*
- *term of leasing – 5 (five) years;*
- *time of delivery of the equipment – 4 quarter of 2002*
- *right of property passes on to the lessee after settlement of all lease payments.*

2. To determine the cost of services provided to the Company under the Leasing Agreement № 595-204/02 with "RTK-LEASING" OJSC based on market prices constituting 22.6 percent per annum (with an allowance for insurance).
To approve the conclusion of the bargain having interested motives - the Agreement of finance lease of personal assets № 595-204/02 with "RTK-LEASING" OJSC - on the following essential conditions:

- *amount of lease payments – 13 332 781 rubles (ex VAT);*
- *subject of an Agreement - leasing of switching equipment;*
- *term of leasing – 5 (five) years;*
- *time of delivery of the equipment – 4 quarter of 2002*
- *right of property passes on to the lessee after settlement of all lease payments*

3. To determine the cost of services provided to the Company under the Leasing Agreement № 579-204/02 with "RTK-LEASING" OJSC based on market prices constituting 22.6 percent per annum (with an allowance for insurance).
To approve the conclusion of the bargain having interested motives - the Agreement of finance lease of personal assets № 579-204/02 with "RTK-LEASING" OJSC - on the following essential conditions:

- *amount of lease payments – 6 152 344 rubles (ex VAT);*
- *subject of an Agreement - leasing of switching equipment;*
- *term of leasing – 5 (five) years;*

- *time of delivery of the equipment – 4 quarter of 2002*
- *right of property passes on to the lessee after settlement of all lease payments.*

7 out of 9 members of the Board take part in the voting. There is a quorum for conducting the Board of Directors' meeting.
The resolutions were approved by a solid vote.

Date of the occurrence of the fact (event, action): *24.12.2002*
Code of the fact (event, action): *1300062A24122002*

"Southern Telecommunications Company" PJSC informs that at the meeting of its Board of Directors held on 24 December 2002 the following resolutions were adopted (Protocol № 17 of 24.12.2002):
On the item : "Approval of the Agreement on reception of prepaid phone cards and Lease contract with OAO "Natsionaljnaya taksofonnaya set", having interested motives".

1. *To approve the bargain with OAO "Natsionaljnaya taksofonnaya set", having interested motives pursuant to Part XI of the Federal Law "On Joint Stock Companies", namely Lease Contract on SAM-module, on the following conditions:*
- *term of lease – 1 (one) year;*
- *monthly rental fee per one SAM-module under the Lease Contract with OAO "NTS" shall be determined as equivalent of 1 USD (inc VAT). Lease value amounts to 1000000 rubles including VAT.*
2. *To approve the bargain with OAO "NTS", having interested motives pursuant to Part XI of the Federal Law "On Joint Stock Companies", namely the Agreement on reception of prepaid phone cards, taking into consideration the abovementioned notes, on the following conditions:*
- *"UTK" PJSC shall provide telecom services paid by prepaid phone cards of OAO "NTS" according to tariffs set by "UTK" PJSC;*
- *OAO "NTS" shall pay an account of "UTK" PJSC within 10 bank days from its reception;*
- *Contract term shall be 1 (one) year. Price of one tariff unit based on market prices shall be determined 1 ruble 08 copecks.*
3. *To make provisions in the "UTK" PJSC budget for the year 2003 for realization of the "Concept on unified prepaid phone card in Russia" amounting to 3000000 rubles.*

On the item "Approval of Supplement to the Lease Agreement №25/12 of 1 April 2002 with "Kuban-GSM" CJSC as the bargain having interested motives".

1. *To approve the Supplement to the Lease Agreement №25/12 of 1 April 2002 with "Kuban-GSM" CJSC on renting the office mentioned in paragraph 32 of Appendix №1. Monthly rental fee based on market prices shall be 5 870.5 (five thousand eight hundred and seventy) rubles including VAT.*

6 out of 9 members of the Board take part in the voting. There is a quorum for conducting the Board of Directors' meeting.
The resolutions were approved by a solid vote.

43. Reorganization of the Issuer, its subsidiaries & related companies.

On 31 October 2002 Regional Tax Agency in the Krasnodar Territory on first-rate tax-payers of the Ministry of Tax Revenue of the Russian Federation made an entry in the Common state register of juridical persons on reorganization of Public Joint Stock Company "Southern Telecommunications Company" through merger of Open Joint-Stock Company "Svyazinform" of Astrakhan Region, Volgograd Open Joint-Stock Company "Electrosvyaz", Open Joint-Stock Company "Kabardino-Balkarskie telekommunikatsii", Open Joint-Stock Company "Elektricheskaya svyaz" of Kalmykia Republic, Open Joint-Stock Company "Karachaevo-Cherkesskelectrosvyaz", Open Joint-Stock Company "Electrosvyaz" of Rostov Region, Open Joint-Stock Company "Sevosetinelectrosvyaz", Open Joint-Stock Company "Electrosvyaz" of Stavropol Territory, Open Joint-Stock Company "Electrosvyaz of Adygeia Republic" into it. "Certificate on Making an Entry in the Common State Register of Juridical Persons"№ 003062351 series 23 of 31 October 2002 was issued for "Southern Telecommunications Company" PJSC.

Agreements on merger of telecom operators of the Southern Federal District into "UTK" PJSC were approved by "UTK" PJSC Extraordinary General Shareholders' Meeting (Minutes № 11 of December 21, 2001) and Extraordinary General Shareholders' Meetings of the merging companies.

Reorganization is aimed at increase of the amalgamated company's share capital value at the expense of merger of economic and production activities of ten joint stock companies into single juridical person. Benefits of the reorganization are the following:

- *financial and economic aspects;*
- *investment attractiveness and securities' market.*

As a result of the reorganization the single regional entity with principal office in Krasnodar now operates in the territory of the Southern Federal District providing its customers with full range of telecom services such as local, long-distance and international telephony, document communication, telematic services, wired radio, wireless radio communication.

Pursuant to the Order of FKCB of Russia №1012/r of August 15, 2002 state registration of securities' issue was recorded. The issued securities were to be placed by conversion during the reorganization by merge of telecom operators of the Southern Federal District into "UTK" PJSC.

On 31 October 2002 outstanding shares of the merged companies were exchanged for shares of new issuances of "Southern Telecommunications Company" PJSC in accordance with the exchange ratios.

Pursuant to the Order № 1751/r of the Federal Commission on Securities of the Russian Federation of 20 December 2002 state registration of the reports on the results of the securities' issues placed by exchange of the merged companies' shares for the shares of "Southern Telecommunications Company" PJSC was recorded.

44. Additional material information on the Issuer.

In item 25.1.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.2.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.3.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.4.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.5.2. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.11.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.12.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.14.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.24.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

B. Information on the Issuer's economic and financial activities

45. Annual accounting reports for the last three fiscal years

Not required for the reported period.

46. The Issuer's financial statements for the quarter under review

Not required for the reported period.

47. Events resulting in an increasing or reduction in the Issuer's assets in the reported quarter by more than 10 %.

Not required for the reported period.

48. Events resulting in an increase in the Issuer's net profits (losses) in the reported quarter by more than 20% as compared to the preceding one:

Not required for the reported period.

49. Information about the formation and allocation of reserve and other special funds of the Issuer.

Not required for the reported period.

50. The Issuer's transactions in the reported quarter exceeding 10 % of the Issuer's assets as of the end of the preceding quarter.

No such transactions over the reported period

51. Information about allocation of funds raised by the Issuer through placement of the issued securities.
No funds allocated.

52. Borrowed funds raised by the Issuer and its subsidiaries in the quarter under review.
Borrowed funds received by the Issuer at the end of the quarter under review:

Description	Demand balance at the beginning of the year(RUR)	Received (RUR)	Repaid (RUR)	Demand balance at the end of the reported period(RUR)
Long-term bank credits				
Including not paid back at maturity				
Other long-term loans				
Including not paid back at maturity				
Short-term bank credits				

Including not paid back at maturity				
Bank loans to employees				
Including not paid back at maturity				
Other short-time loans				
Including not paid back at maturity				

53. Accounts receivable and payable of the Issuer and its subsidiaries during the reported quarter.

Information about the amount of the Issuer's accounts receivable and payable at the end of the quarter under review:

Description	Demand balance at the beginning of the year(RUR)	Received (RUR)	Repaid (RUR)	Demand balance at the end of the reported period (RUR)
1)Accounts receivable:				
Short-term				
Including overdue				
Including over 3 months in arrears				
In particular on/for:				
Long-term				
Including overdue				
Including over 3 months in arrears				
In particular on/for:				
2)Accounts payable:				
Short-term				
Including overdue				
Including over 3 months in arrears				
Including on:				
Long-term				
Including overdue				
Including over 3 months in arrears				
Including on:				
Securities:				
Provided to the Issuer:				
Including by third parties				
Including on:				
Securities:				
Provided by the Issuer				
Including to third parties				
In particular provided on:				
3) Bill transactions:				
Drawn bills				
Including overdue				
In particular on:				
Accepted bills				

Including overdue				
In particular on:				

54. The Issuer's financial investments.

Information about the Issuer's financial investments as at the end of the reported quarter:

Description	**Investments rate as at the end of the reported quarter(RUR)**		
	Short-term (less than 1 year)	**Long-term (over 1 year)**	**Total**
Investments in the sovereign issued securities	-	-	-
Investments in the securities issued by the subjects of the Russian Federation	-	-	-
Investments in the municipal securities	-	-	-
Investments in shares, contribution fees, unit funds of other organizations	-		
Investments in bonds and other debt securities	-	-	-
Other loans granted	-		
Investments in the Issuer's subsidiaries			
Investments in the Issuer's affiliates	-		

Financial investments in the companies liquidated pursuant to the applicable law of the Russian Federation

Name of the company	**Date of liquidation**	**Decision-making authority**	**Rate of investments (RUR)**
			-
Total			-

Financial investments into companies declared bankrupt pursuant to the applicable law of the Russian Federation

Name of the company	**Date of liquidation**	**Decision-making authority**	**Rate of investments (RUR)**

			-
Total			-

Total Issuer's assets rate as at the end of the reported quarter (RUR)	

Financial investments in the companies exceeding 10 % of the Issuer's assets as at the date of ending of the reported quarter

Name of the company	**Amount of investments (RUR)**	**Percentage of the assets**
	-	
Total	-	

55. Other material information on the Issuer's economic and financial activity:
none

C. Information about the Issuer's securities

56. Information about the Issuer's shares.
Number of issue: *1*
Category: ***ordinary***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***1 000 rubles***

Total number of the issued securities: ***298 310***
Total volume of the issue: ***298 310 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
State registration authority: ***Financial organs***

Mode of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***
Current state of the issue: ***all the securities of the issue are cancelled***
Number of actually placed shares according to the registered issue report: ***298 310***

Information about state registration of the report on the issue's results:

Date of registration: *22.04.1997*
State registration authority: ***Financial organs***

Restrictions in respect of circulation of the issued shares (if any) :
The issue is cancelled

Market information on the issued shares:
The issue is cancelled

Additional material information on the issued shares:
Prices are given as before denomination

Number of issue: ***1***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***1 000 rubles***

Total number of the issued shares: ***140 713***
Total volume of the issue: ***140 713 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
State registration authority: ***Financial organs***

Mode of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***

Current state of the issue: ***all the securities of the issue are cancelled***
Number of actually registered shares according to the registered issue report: ***140 713***

Information about state registration of the report on the issue's results:
Date of registration: *22.04.1997*
State registration authority: ***Financial organs***

Restrictions in respect of circulation of the issued shares (if any) :
The issue is cancelled

Market information about the issued shares:
The issue is cancelled

Additional material information about the issued shares:
Prices are given as before denomination

Number of issue: ***1***
Category: ***preference***

Type of shares: ***Type B***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***1 000 rubles***

Total number of the issued shares: ***123 827***
Total volume of the issue: ***123 827 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
State registration authority: ***Financial organs***

Mode of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***
Current state of the issue: ***All the shares are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***123 827***

Information about state registration of the report on the issue's results:
Date of registration: ***22.04.1997***
State registration authority: ***Financial organs***

Restrictions in circulation of the issued shares (if any) :
The issue is cancelled

Market information about the issued shares:
The issue is cancelled

Additional material information about the issued shares:
Prices are given as before denomination

Number of issue: ***2***
Category: ***ordinary***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***40 rubles***

Total number of the issued securities: ***10 553 425***
Total volume of the issue: ***422 137 000***

Information about the issue's state registration:
Date of registration:***31.03.1995***
Registration number: ***18-1n-1031***
State registration authority: ***Financial organs***

Mode of placement: ***conversion***
Period of placement: ***from 31.03.1995 till 22.04.1997***
Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***10 553 425***

Information about state registration of the report on the issue's results:
Date of registration:*22.04.1997*
State registration authority: ***Financial bodies***

Restrictions in respect of circulation of the issued shares (if any) :
The issue is cancelled

Market information about the issued shares:
The issue is cancelled

Additional material information about the issued shares:
Prices are given as before denomination

Number of issue: *2*
Category: ***preference***
Type of shares : ***preference of type A***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***40 rubles***

Total number of the issued securities: ***3 517 825***
Total volume of the issue: ***140 713 000***

Information about the issue's state registration:
Date of registration:***31.03.1995***
Registration number: ***18-1n-1031***
State registration authority: ***Financial organs***

Mode of placement: ***conversion***
Period of placement: ***from 31.03.1995 till 22.04.1997***

Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered issue report:
3 517 825

Information about state registration of the report on the issue's results:
Date of registration:***22.04.1997***
State registration authority: ***Financial organs***

Restrictions in respect of circulation of the issued shares (if any) :
All the shares of the issue are cancelled
Market information about the issued shares:
All the shares of the issue are cancelled

Additional material information about the issued shares:
Prices are given as before denomination

Number of issue: *3*
Category: ***ordinary***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***35. 97 rubles***

Total number of the issued securities: ***10 553 425***
Total volume of the issue: ***379 606 697 250***

Information about the issue's state registration:
Date of registration:*22.04.1997*
Registration number: ***18-1-1807***
State registration authority: ***Financial organs***

Mode of placement: ***conversion***
Period of placement: ***from 02.06 1997 till 24.10.1997***

Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***10 553 425***

Information about state registration of the report on the issue's results:
Date of registration:*24.10.1997*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
All the shares of the issue are cancelled

Market information about the issued shares:
Prices are given as after the denomination. Before the denomination a share's par value constituted 35 970 rubles.

Additional material information about the issued shares:
none

Number of issue: *3*
Category: ***preference***
Type of shares:
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***35. 97***

Total number of the issued securities: ***3 517 825***
Total volume of the issue: ***126 536 165. 25***

Information about the issue's state registration:
Date of registration:*22.04.1997*
Registration number: ***18-1-1808***
State registration authority: ***Financial organs***

Mode of placement: ***conversion***
Period of placement: ***from 02.06 1997 till 24.10.1997***

Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered issue report: ***3 517 825***

Information about state registration of the report on the issue's results:
Date of registration:*24.10.1997*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
All the shares of the issue are cancelled

Market information about the issued shares:
All the shares of the issue are cancelled

Additional material information about the issued shares:
Prices are given as after the denomination. Before the denomination a share's par value constituted 35 970 rubles.

Number of issue: *4*
Category: ***ordinary***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***1 150 323 325***
Total volume of the issue: ***379 606 697. 25***

Information about the issue's state registration:
Date of registration:***27.12.2001***
Registration number: ***1-04-00062-A***
State registration authority: ***FCSM of Russia***

Mode of placement: ***conversion***
Period of placement: ***from 21.01 2002 till 21.01.2002***
Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered issue report: ***1 150 323 325***

Information about state registration of the report on the issue's results:
Date of registration:*26.02.2002*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:

Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).

Additional material information about the issued shares:
none

Number of issue: *4*
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33***

Total number of the issued securities: ***383 442 925***
Total volume of the issue: ***126 536 165. 25***

Information about the issue's state registration:
Date of registration:*27.12.2001*
Registration number: ***2-04-00062-A***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Mode of placement: ***conversion***
Period of placement: ***from 21.01 2002 till 21.01.2002***
Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered issue report: ***383 442 925***

Information about state registration of the report on the issue's results:
Date of registration:*26.02.2002*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:

Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

Additional material information about the issued shares:
None

Number of issue: ***5***
Category: ***ordinary***
Form of securities: ***registered book-entry***

Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***148 513 485***
Total volume of the issue: ***49 009 450.05***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***1-05-00062-A***
State registration authority: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***
Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report:
148 513 485

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:

Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).

Additional material information about the issued shares:
none

Number of issue: ***5***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33***

Total number of the issued securities: ***49 503 645***
Total volume of the issue: ***16 336 202.85***

Information about the issue's state registration:
Date of registration:***15.08.2001***
Registration number: ***2-05-00062-A***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10. 2002 till 31.10.2002***
Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report:
49 503 645

Information about state registration of the report on the issue's results:
Date of registration:*20.12.2002*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:
Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

Additional material information about the issued shares:
none

Number of issue: ***6***
Category: ***ordinary***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***502 266 342***
Total volume of the issue: ***165 747 892.86***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***1-06-00062-A***
State registration authority: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***
Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report:
502 266 342
Information about state registration of the report on the issue's results:
Date of registration:*20.12.2002*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:

Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).

Additional material information about the issued shares:
none

Number of issue: *6*
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33***

Total number of the issued securities: ***167 422 099***
Total volume of the issue: ***55 249 292.67***

Information about the issue's state registration:
Date of registration:***15.08.2001***
Registration number: ***2-06-00062-A***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10. 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***167 422 099***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:

Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

Additional material information about the issued shares:
none

Number of issue: *7*
Category: ***ordinary***

Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***6 141 699***
Total volume of the issue: ***2 026 760.67***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***1-07-00062-A***
State registration authority: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***6 141 699***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:

Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).

Additional material information about the issued shares:
none

Number of issue: *7*
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33***

Total number of the issued securities: ***20 471 554***
Total volume of the issue: ***6 755 612.82***

Information about the issue's state registration:
Date of registration:***15.08.2001***
Registration number: ***2-07-00062-A***

State registration authority: ***Federal Commission on Securities' Market of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10. 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***20 471 554***

Information about state registration of the report on the issue's results:
Date of registration:*20.12.2002*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:
Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

Additional material information about the issued shares:
none

Number of issue: ***8***
Category: ***ordinary***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***21 114 547***
Total volume of the issue: ***6 967 800.51***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***1-08-00062-A***
State registration authority: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***21 114 547***

Information about state registration of the report on the issue's results:
Date of registration:*20.12.2002*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:
Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.
ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).

Additional material information about the issued shares:
none

Number of issue: ***8***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33***

Total number of the issued securities: ***7 038 243***
Total volume of the issue: ***2 322 620.19***

Information about the issue's state registration:
Date of registration:***15.08.2001***
Registration number: ***2-08-00062-A***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10. 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report:
7 038 243

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:
Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

Additional material information about the issued shares:
none

Number of issue: *9*
Category: ***ordinary***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***14 714 885***
Total volume of the issue: ***4 855 912.05***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***1-09-00062-A***
State registration authority: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report:
14 714 885

Information about state registration of the report on the issue's results:
Date of registration:*20.12.2002*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:

Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).

Additional material information about the issued shares:
none

Number of issue: *9*
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33***

Total number of the issued securities: ***4 904 976***
Total volume of the issue: ***1 618 642.08***

Information about the issue's state registration:
Date of registration:*15.08.2001*
Registration number: ***2-09-00062-A***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10. 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***4 904 976***

Information about state registration of the report on the issue's results:
Date of registration:*20.12.2002*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:
Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

Additional material information about the issued shares:
none

Number of issue: ***10***
Category: ***ordinary***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***642 567 217***
Total volume of the issue: ***212 047 181.61***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***1-10-00062-A***
State registration authority: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report:
642 567 217

Information about state registration of the report on the issue's results:
Date of registration:*20.12.2002*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:
Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.
ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).

Additional material information about the issued shares:
none

Number of issue: ***10***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33***

Total number of the issued securities: ***214 189 311***
Total volume of the issue: ***70 682 472.63***

Information about the issue's state registration:
Date of registration:***15.08.2001***
Registration number: ***2-10-00062-A***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10. 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report:
7 038 243

Information about state registration of the report on the issue's results:
Date of registration:*20.12.2002*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:

Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

Additional material information about the issued shares:
none

Number of issue: *11*
Category: ***ordinary***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***123 680 792***
Total volume of the issue: ***40 814 661.36***

Information about the issue's state registration:
Date of registration:*15.08.2002*
Registration number: ***1-11-00062-A***
State registration authority: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report:
123 680 792

Information about state registration of the report on the issue's results:
Date of registration:*20.12.2002*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:
Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.
ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).

Additional material information about the issued shares:
none

Number of issue: *11*
Category: ***preference***
Type of shares: *Type A*
Form of securities: ***registered book-entry***

Par value of one security of the issue: ***0.33***

Total number of the issued securities: ***41 219 624***
Total volume of the issue: ***13 602 475.92***

Information about the issue's state registration:
Date of registration:***15.08.2001***
Registration number: ***2-11-00062-A***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10. 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***41 219 624***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:
Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

Additional material information about the issued shares:
none

Number of issue: ***12***
Category: ***ordinary***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***251 943 205***
Total volume of the issue: ***83 141 257.65***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***1-12-00062-A***
State registration authority: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report:
251 943 205

Information about state registration of the report on the issue's results:
Date of registration:*20.12.2002*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:

Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).

Additional material information about the issued shares:
none

Number of issue: *12*
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33***

Total number of the issued securities: ***83 981 261***
Total volume of the issue: *27 713 816.13*

Information about the issue's state registration:
Date of registration:***15.08.2001***
Registration number: ***2-12-00062-A***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10. 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report:
83 981 261

Information about state registration of the report on the issue's results:
Date of registration:*20.12.2002*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:
Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

Additional material information about the issued shares:
none

Number of issue: *13*
Category: *ordinary*
Form of securities: *registered book-entry*
Par value of one security of the issue: *0.33 rubles*

Total number of the issued securities: *44 026 676*
Total volume of the issue: *14 528 803.08*

Information about the issue's state registration:
Date of registration:*15.08.2002*
Registration number: *1-13-00062-A*
State registration authority: *FCSM of Russia*

Mode of placement: *swap during reorganization*
Period of placement: *from 31.10 2002 till 31.10.2002*

Current state of the issue: *distribution is completed*
Number of actually registered shares according to the registered issue report:
44 026 676

Information about state registration of the report on the issue's results:
Date of registration:*20.12.2002*
State registration authority: *Federal Commission on Securities' Market of Russia*

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:
Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.
ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).

Additional material information about the issued shares:
none

57. Information on the Issuer's bonds.

Number of issue: *1*
Series: ***K-1***
Type: ***interest-bearing***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***500 rubles***

Total number of the issued securities: ***500***
Total value of the issue: ***250 000***

Information about the issue's state registration:
Date of registration:*15.08.2002*
Registration number: ***4-01-00062-A***
State registration authority performing the registration: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered issue report: ***500***

Information about state registration of the report on the issue's results:
Date of registration:*20.12.2002*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information on the issued securities:
No information
Period before maturity:***from 31.10.2002 to 31.12.2003***

Income on the issued bonds:
In percentage of the par value: ***The bond owner shall be entitled to get fixed income payment amounting to 0.1 percent of the bond's par value at redemption.***
Other payable equivalent per bond (RUR): ***If technically possible, the bond owner shall be entitled to get access to the telephone network from one subscriber number in Nalchik, Kabardino-Balkarian Republic.***
Other income and property rights attached to the issued bonds: ***no other income***

Redemption period:***from 1.10.2003 to 31.12.2003***
Terms and the arrangements of the redemption: ***Not earlier than on 1 October 2003 the bond owner shall send an application on redemption to the Issuer.***
Redemption of the bonds by the Issuer is made by payment of par value and fixed income payment amounting to 0.1 percent of the bond's par value.
If the written application is not submitted, the Issuer is not released of its obligation to redeem the bonds of "K-1" series.

Payments of bonds redemption shall be made in turn of submitting the applications on redemption by the bonds owners during 30 days, not later than 31 December 2003.
Periodicity of payments to the bond owner: ***one-time payment***
Forms of payments: ***in cash, cashless***
Payments are made:

- ***in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC ;***
- ***by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner).***

There is no redemption before maturity.

Collateral for the bond issue:
Not provided

Income on the bonds paid in the reported quarter:
In cash: ***0 rubles***
The bond owner shall be entitled to get fixed income payment amounting to 0.1 percent of the bond's par value only at redemption.

Other valuable equivalent: ***no***
Telephones were installed for all the bond owners.

Other property rights and/or other income: ***RUR 0***
No

Additional material information about the issued shares:
no

Number of issue: ***2***
Series: ***K-2***
Type: ***interest-bearing***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***500 rubles***

Total number of the issued securities: ***500***
Total value of the issue: ***250 000***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***4-02-00062-A***
State registration authority performing the registration: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***all the securities of the issue are cancelled***
Number of actually registered shares according to the registered issue report:
500

Information about state registration of the report on the issue's results:
Date of registration:*20.12.2002*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information on the issued securities:
No information
Period before maturity:***from 31.10.2002 to 31.12.2003***

Income on the issued bonds:
In percentage of the par value: ***The bond owner shall be entitled to get fixed income payment amounting to 0.5 percent of the bond's par value at redemption.***
Other payable equivalent per bond (RUR): ***If technically possible, the bond owner shall be entitled to get access to the telephone network from one subscriber number in Nalchik, Kabardino-Balkarian Republic.***
Other income and property rights attached to the issued bonds: ***no other income***

Redemption period:***from 1.10.2003 to 31.12.2003***
Terms and the arrangements of the redemption: ***Not earlier than on 1 October 2003 the bond owner shall send an application on redemption to the Issuer.***
Redemption of the bonds by the Issuer is made by payment of par value and fixed income payment amounting to 0.5 percent of the bond's par value.
If the written application is not submitted, the Issuer is not released of its obligation to redeem the bonds of "K-2" series.
Payments of bonds redemption shall be made in turn of submitting the applications on redemption by the bonds owners during 30 days, not later than 31 December 2003.
Periodicity of payments to the bond owner: ***one-time payment***
Forms of payments: ***in cash, cashless***
Payments are made:

- ***in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC ;***
- ***by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner).***

There is no redemption before maturity.

Collateral for the bond issue:
Not provided

Income on the bonds paid in the reported quarter:
In cash: ***88 942.5 rubles per 500 bonds***
The bond owner shall be entitled to get fixed income payment amounting to 0.5 percent of the bond's par value only at redemption.

Other valuable equivalent: ***no***
Telephones were installed for all the bond owners.

Other property rights and/or other income: ***RUR 0***
No

Additional material information about the issued shares:
no

Number of issue: *3*
Series: ***C-1***
Type: ***interest-bearing***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***2 500 rubles***

Total number of the issued securities: ***3 566***
Total value of the issue: ***8 915 000***

Information about the issue's state registration:
Date of registration:*15.08.2002*
Registration number: *4-03-00062-A*
State registration authority performing the registration: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered issue report:
3 566

Information about state registration of the report on the issue's results:
Date of registration:*20.12.2002*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
The bonds can be sold to natural persons. The bonds' sale can be restricted by technical impossibility to install telephones at the place required by the bond owner.

Market information on the issued securities:
The bonds are not traded in the formal market

Period before maturity: ***from 31.10.2002 to 01.07.2003***

Income on the issued bonds:
In percentage of the par value: ***The bond owner shall be entitled to get annual fixed income payment amounting to 1 percent of the bond's par value. In case of delayed interest payment on the bonds the penalty is charged amounting to bank-rate of Sberbank of Russia for current accounts. The penalty is to be paid at one time with the interest payment on the bonds.***

Other payable equivalent per bond (RUR): ***From 1996 to 1999 the bond owner shall be entitled to install telephone with top priority in time and place indicated in the bond.***
Other income and property rights attached to the issued bonds: ***no other income***

Redemption period: ***from 1.05.2003 to 1.07.2003***
Terms and the arrangements of the redemption: ***At maturity the bond owner shall receive a par value of the bond except for the cost of telephone installation as at the date of its installation.***
Maturity period for the bonds acquired
from 01.01.1998 to 25.03.1998 is from 1 May 2003 to 1 July 2003.
There is no redemption before maturity.

Collateral for the bond issue:
Not provided

Income on the bonds paid in the reported quarter:
In cash: ***0 rubles***
Maturity period for the bonds acquired
from 01.01.1998 to 25.03.1998 is from 1 May 2003 to 1 July 2003.

Other valuable equivalent: ***no***
From 1996 to 1999 the bond owner had the right to install telephone with top priority in time and place indicated in the bond.

Other property rights and/or other income: ***RUR 0***
No

Additional material information about the issued shares:
no

Number of issue: ***4***
Series: ***C-2***
Type: ***interest-bearing***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***300 rubles***

Total number of the issued securities: ***6***
Total value of the issue: ***1 800***

Information about the issue's state registration:
Date of registration: ***15.08.2002***
Registration number: ***4-04-00062-A***
State registration authority performing the registration: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***placement is completed***

Number of actually registered shares according to the registered issue report:
6

Information about state registration of the report on the issue's results:
Date of registration:*20.12.2002*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
The bonds can be distributed only among the persons living at the addresses where it is technically possible for "Sevosetinelectrosvyaz" to install a telephone and if such persons – the bond owners – are registered at the aforementioned addresses or have the documents evidencing their right of property for the living quarters.

Market information on the issued securities:
The bonds are not traded in the formal market

Period before maturity: ***from 31.10.2002 to 01.11.2005***

Income on the issued bonds:
In percentage of the par value: ***The bond owner shall be entitled to get annual fixed income payment amounting to 1 percent of the bond's par value.***
Other payable equivalent per bond (RUR): ***If it is technically possible for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC – to install a telephone, the bond owner shall be entitled to redeem the bond before the maturity period by installation of a telephone with top priority not later than one year from the date of the bond's primary distribution. At the installation of a telephone a par value and interest income on the bond is being redeemed.***
Other income and property rights attached to the issued bonds: ***no other income***

Redemption period: ***from 1.10.2005 to 1.11.2005***
Terms and the arrangements of the redemption: ***At maturity the bond owner shall receive a par value of the bond and the interest income on the bond not later than 7 (seven) days from the date of submission of the application on redemption.***
There is no redemption before maturity.
Terms and the arrangements of the redemption before maturity: ***The bond owner shall be entitled to redeem the bond before maturity by installation of a telephone with top priority. At the installation of a telephone a par value and interest income on the bond is being redeemed.***
Technical possibility of the telephone installation implies that:

- ***the address is located within the service area of "Sevosetinelectrosvyaz" – branch of "UTK" PJSC;***
- ***presence of unoccupied subscriber lines in main and secondary cables;***
- ***presence of vacant number capacity at automatic telephone exchanges operating in this region.***

Collateral for the bond issue:
Not provided

Income on the bonds paid in the reported quarter:
In cash: ***0 rubles***
Annual fixed interest income amounting to 1 percent of the bond's par value is not to be paid in the quarter under review.

Other valuable equivalent: ***no***
In the 4th quarter of 2002 "Sevosetinelectrosvyaz" had no technical possibility to install telephones for the owners of 6 outstanding bonds.

Other property rights and/or other income: ***RUR 0***
No

Additional material information about the issued shares:
no

D. Other information about the Issuer's securities.

58,59,60. Rights attached to the Issuer's shares. Dividends on the Issuer's share .
58.1
Category of shares: ***ordinary***
Form of shares: ***registered book-entry***
Full name of the shares' category/type: ***ordinary registered book-entry shares***
Rights of a shareholder of this category: ***Each ordinary share grants the shareholder – its owner -the equal scope of rights. Each ordinary shareholder shall be entitled:***

1. ***to take part in General Shareholders' Meeting pursuant to the current legislation of the Russian Federation;***
2. ***to receive dividends according to the order determined by the current Russian legislation and the present Charter in case the Company announces their payment;***
3. ***to get the portion of the Company's assets (liquidation value) in case of its liquidation pro rata the quantity of shares owned by him;***
4. ***to have free access to the Company's documents pursuant to paragraph 1 of Article 89 of the Federal Law "On Joint-stock Companies" in order determined by Article 91 of the aforementioned Law;***
5. ***to demand confirmation of a shareholder's rights for shares from the Registrar in the form of issue of an excerpt from the register of the Company's shareholders.***
6. ***to get information about all records on his personal account from the Registrar and other information stipulated by the legislation of the Russian Federation regulating the order of keeping the register of shareholders;***

7. *to alienate the shares held by him without consent of the Company and other shareholders;*
8. *to bring suits to the courts because of violation of his civil rights including demand of recovery of damages from the Company;*
9. *to demand redemption by the Company of all or part of shares held by him in cases and in order stipulated by the current legislation of the Russian Federation;*
10. *to sell his shares to the Company in case the Company decided to buy them;*
11. *to demand from the Company an excerpt from the list of shareholders entitled to take part in the General Shareholders' Meeting containing information about a shareholder;*
12. *to transmit his rights or part of rights to his authorized proxy (proxies);*

Any shareholder that owns 1% or more of the Company's voting shares is entitled to demand information from the Registrar about the name of shareholders registered in the list and about the number, category and par value of shares held by them (this information does not include the shareholders' addresses).

Any shareholder or group of shareholders that owns 1% or more of the Company's placed ordinary shares is/are entitled to bring suits against a member of the Company's Board of Directors, individual executive body, member of the collective executive body as well as managing organization or manager demanding indemnification of expense which may arise out of any act or failure to act of the aforementioned persons.

Shareholders that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting. Information from the documents of natural persons and Postal addresses can be given only by their expressed assent.

Any shareholder or group of shareholders that owns 2% or more of the Company's total number of voting shares is/are entitled to place issues for the annual General Shareholders' Meeting's agenda and to nominate candidates to the Company's governing and supervising bodies. When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda the aforementioned shareholders are entitled to nominate candidates to the Board of Directors.

Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares at the submission date is/are entitled to demand calling an Extraordinary General Shareholders' Meeting by the Company's Board of Directors. In case the Board of Directors does not approve the resolution on calling an Extraordinary General Shareholders' Meeting within the period defined by the current legislation of the Russian Federation and the present Charter or approves the resolution on refusal to call it, the Extraordinary General Shareholders' Meeting can be called by the aforementioned shareholder(s).

Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares is/are entitled to request at any time audit of the Company's financial and economic activities.

Any shareholder or group of shareholders that owns 25% or more of the Company's total number of voting shares is/are entitled to have free access to the Company's accounting records and the minutes of the Management Board's meetings and to obtain copies of the aforesaid documents.

Shareholders – holders of the Company's ordinary shares are granted other rights as stipulated by the current legislation of the Russian Federation, other legal documents and the present Charter.

Dividends for shares of this category (type):
Period : ***1998***
One share dividend (RUR) : ***0.6***
Total amount of dividends for shares of this type (category) (RUR) : ***6 332 055***
Total amount of dividends actually paid on the shares of this category (type) (RUR):
6 332 055

Period : ***1999***
One share dividend (RUR) : ***1.94***
Total amount of dividends for shares of this type (category) (RUR) : ***20 473 664***
Total amount of dividends actually paid for shares of this category (type) (RUR):
20 473 664

Period : ***2000***
One share dividend (RUR) : ***2.94***
Total amount of dividends for shares of this type (category) (RUR) : ***31 027 070***
Total amount of dividends actually paid for shares of this category (type) (RUR):
22 565 675

Period : ***2001***
One share dividend (RUR) : ***0.18908***
Total amount of dividends for shares of this type (category) (RUR) : ***217 492 829.43***
Total amount of dividends actually paid for shares of this category (type) (RUR):
82 193 693

Size of dividend , date of payment of which does not start (RUR): ***0***

58.2
Category of shares: ***preferred***

Type of shares : *A*

Form of shares: ***registered book-entry***

Full name of the shares' category/type: ***preferred registered book-entry Type A***

Rights of a shareholder of this category (type):

1. ***Each preferred Type A share shall grant its holder equal scope of rights.***
2. ***Holders of preference Type A shares shall be entitled to receive annual fixed dividend except for the cases specified by the present Charter. The total amount to be paid as dividend on each of preference Type A share is set to be 10% of the net profit of the Company in the last fiscal year divided by the number of shares accounting for 25% of the charter capital of the company. If the amount of dividend paid by the Company on each ordinary share in a certain year exceeds the amount to be paid as dividend on each preference Type A share, the latter shall be increased up to the amount of dividend paid on the ordinary shares.***
3. ***The shareholders – holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right if the issues of reorganization or liquidation of the Company are to be resolved or if the Meeting shall decide on introduction of amendments and additions to the Charter of the Company restricting the rights of holders of this type of shares including determination or increase of the dividend amount, and/or determination or increase of the liquidation amount to be paid on the preference Type A shares to the previous party; as well as on granting shareholders-owners of other types of preferred shares preferential rights in the order of dividend payment and/or liquidation value of shares.***
   Shareholders – holders of the preference Type A shares shall be entitled in case of the liquidation of the Company to receive the nominal value of the shares.
4. ***The shareholders – holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right on all issues within its authority, starting from the annual General Shareholders' Meeting following the Meeting at which a resolution to pay dividend on this type of preferred shares was not passed, or a resolution to pay incomplete dividend amount on this type of preferred shares was passed. The right of shareholders – holders of the preference Type A shares to vote at the General Shareholders' Meeting shall be terminated as of the moment of the first payment of dividend made on the preference Type A shares in full.***
5. ***The shareholders – holders of the preference Type A shares have the same rights as specified by Articles 7.2.2, 7.2.3, 7.2.4, 7.2.5, 7.2.6, 7.2.7, 7.2.8, 7.2.10, 7.2.11, 7.2.12 of the present Charter for ordinary shareholders. These rights are also granted to the shareholders – holders of the preference Type A shares if these shares are not voting ones.***
6. ***The shareholders – holders of the preference Type A shares have the rights specified by Articles 7.3,7.6, 7.7, 7.8, 7,9 of the present Charter if preference Type A shares have voting right on all issues within the authority of a General Shareholders' Meeting.***

7. ***The shareholders – holders of the preference Type A shares are entitled to demand redemption of all or part of shares, held by them, by the Company in cases and in order stipulated by the effective legislation of the Russian Federation.***
8. ***The holders of the preference Type A shares that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting. Information from the documents of natural persons and Postal addresses can be given only by their expressed assent.***
9. ***Shareholders – holders of the Company's preferred Type A shares are granted other rights as stipulated by the effective legislation of the Russian Federation, other legal documents and the present Charter.***

Dividends on the shares of this category (type):
Period : ***1998***
One share dividend (RUR) :***3***
Total amount of dividends under shares of this type (category) (RUR) : ***10 553 475***
Total amount of dividends actually paid under shares of this category (type) (RUR):
10 553 475

Period : ***1999***
One share dividend (RUR) : ***8.32***
Total amount of dividends under shares of this type (category) (RUR) : ***29 268 304***
Total amount of dividends actually paid under shares of this category (type) (RUR):
29 268 304

Period : ***2000***
One share dividend (RUR) : ***11.06***
Total amount of dividends under shares of this type (category) (RUR) : ***38 907 145***
Total amount of dividends actually paid under shares of this category (type) (RUR):
18 648 830
Period : ***2001***
One share dividend (RUR) : ***0.18908***
Total amount of dividends under shares of this type (category) (RUR) : ***72 497 266.32***
Total amount of dividends actually paid under shares of this category (type) (RUR):
13 146 870

Size of dividends, date of payment under which does not start (RUR): ***0***

61. Restrictions in respect of the securities' circulation.

See items 56 and 57

62. Other material information on the Issuer's securities.

No such information